UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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07069738

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

First Financial Northwest, Inc.
Exact name of registrant as specified in charter

0001401564
Registrant CIK Number

Exhibit 99.5 to Registration Statement on Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-143539
SEC file number, if available

S-1 Registration Statement
(Series identifier(s) and names(s), if applicable; add more lines as needed)

SEC MAIL PROCESSING RECEIVED JUN 22 2007 WASH. D.C. 186 SECTION

C-__________ ____________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

____
Report period (if applicable)

John F. Breyer, Jr.
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

_X_ Rule 202 (Continuing Hardship Exemption)

____ Rule 311 (Permitted Paper Exhibit)

PROCESSED
JUL 03 2007
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of __________________, State of __________________, 20 ______.

By: ____________________
(Registrant)

____
(Name)

____
(Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on June 21, 20 07, that the information set forth in this statement is true and complete.

By: ____________________
John F. Breyer, Jr., Esquire

Breyer & Associates PC
Special Counsel to First Financial Northwest, Inc.
(Title)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE EXHIBITS TO THE APPRAISAL REPORT ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

PRO FORMA VALUATION REPORT
FIRST FINANCIAL NORTHWEST, INC.

PROPOSED HOLDING COMPANY FOR FIRST SAVINGS BANK NORTHWEST

Renton, Washington

Dated as Of:
May 25, 2007

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

EXHIBITS

LIST OF EXHIBITS

Exhibit Number	Description
I-1	Branch Office Locations
I-2	Audited Financial Statements
I-3	Key Operating Ratios
I-4	Investment Portfolio Composition
I-5	Yields and Costs
I-6	Loan Loss Allowance Activity
I-7	Interest Rate Risk Analysis
I-8	Fixed Rate and Adjustable Rate Loans
I-9	Loan Portfolio Composition
I-10	Contractual Maturity By Loan Type
I-11	Loan Origination, Purchases and Sales
I-12	Non-Performing Assets
I-13	Deposit Composition
I-14	CDs by Rate and Maturity
I-15	Weighted Average Costs of Deposits
I-16	Borrowings Activity
II-1	Description of Office Facilities
II-2	Historical Interest Rates
II-3	Market Area Demographic/Economic Information

LIST OF EXHIBITS (continued)

Exhibit Number	Description
III-1	General Characteristics of Publicly-Traded Institutions
III-2	Public Market Pricing of Washington, Western U.S., and Selected Nationwide Thrifts
III-3	Peer Group Summary Demographic and Deposit Market Share Data
IV-1	Stock Prices: As of May 25, 2007
IV-2	Historical Stock Price Indices
IV-3	Historical Thrift Stock Indices
IV-4	Market Area Acquisition Activity
IV-5	Director and Senior Management Summary Resumes
IV-6	Pro Forma Regulatory Capital Ratios
IV-7	Pro Forma Analysis Sheet
IV-8	Pro Forma Effect of Conversion Proceeds
IV-9	Peer Group Core Earnings Analysis
V-1	Firm Qualifications Statement

EXHIBIT I-1

First Savings Bank Northwest
Branch Office Locations

First Savings Bank of Renton's Branch Network


Discovery Bay
Whidbey Island
Everett
Mukilteo
Snohomish
Lake Serene
Mill Creek
Monroe
Sultan
Gold Bar
Skykomish
Inside Passage
Edmonds
Lynnwood
Richmond Highlands
Mountlake Terrace
North City
Woodinville
Duvall
Bangor
Suquamish
Shoreline
Sheridan Beach
Puget Sound
Hood Canal
Silverdale
Bainbridge Island
Kirkland
Tracyton
Seattle
Bellevue
Sammamish
Erlands Point
Bremerton
Mercer Island
Port Orchard
Manchester
Newcastle
Issaquah
Snoqualmie
Tolt
WASHINGTON
East Port Orchard
White Center
Shorewood
Boulevard Park
North Bend
Renton
Burien
King County
Tahuya
Vashon
SeaTac
Des Moines
Kent
Cedar
Woodmont Beach
Covington
Case Inlet
Gig Harbor
Federal Way
Auburn
Green
University Place
Tacoma
Fircrest
Milton
Pacific
Fife
North Puyallup
Enumclaw
Lakewood
Puyallup
Bonney Lake
White
Buckley
Parkland
Spanaway Lake
Spanaway
Orting
Carbon
Thompson Place
Fredrickson
Elk Plain
Olympia
Tumwater
Roslyn
Cle Elum
South Cle Elum
0 mi
10
20
30
40

EXHIBIT I-2

First Savings Bank Northwest
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-3

First Savings Bank Northwest
Key Operating Ratios

Exhibit I-3
First Savings Bank Northwest
Key Operating Ratios

KEY FINANCIAL RATIOS:	At or For the Three Months Ended March 31, (1) 2007	2006	At or For the Year Ended December 31, 2006	2005	2004	2003	2002
Performance Ratios:							
Return on assets (2)	0.69%	1.01%	0.75%	1.14%	1.35%	1.07%	1.33%
Return on equity (3)	6.65	9.14	6.86	9.55	11.82	9.78	10.60
Equity to asset ratio (4)	10.37	11.08	10.89	11.94	11.40	10.91	12.52
Interest rate spread (5)	1.60	2.14	1.76	1.87	2.05	1.56	1.91
Net interest margin (6)	1.93	2.43	2.01	2.18	2.34	1.90	2.42
Tangible equity to tangible assets (7)	9.14	9.39	9.07	9.54	11.62	11.21	11.40
Average interest-earning assets to average interest-bearing liabilities	107.45	107.79	106.05	109.94	111.38	111.28	113.74
Efficiency ratio (8)	38.56	33.86	46.79	27.92	21.58	23.52	23.07
Noninterest expense as a percent of average total assets	0.72	0.78	0.88	0.60	0.51	0.46	0.57
Capital Ratios:							
Tier I leverage	9.35	9.87	9.52	10.60	11.77	11.13	10.96
Tier I risk-based	15.16	16.70	15.57	17.29	25.43	25.96	25.30
Total risk-based	15.57	17.05	15.90	17.63	25.71	26.28	25.55
Asset Quality Ratios:							
Non-accrual and 90 days or more past due loans as a percent of total loans	0.03	0.02	0.02	0.05	0.07	0.19	0.22
Non-performing assets as a percent of total assets	0.03	0.01	0.02	0.03	0.03	0.09	0.11
Allowance for loan losses as a percent of total loans	0.32	0.29	0.26	0.27	0.24	0.28	0.22
Allowance for loan losses as a percent of non-performing loans	914.95	1692.52	1279.87	550.33	375.47	146.32	97.87
Net charge-offs to average loans receivable, net	--	--	--	0.01	--	--	--

(1) Ratios have been annualized.
(2) Net income divided by average total assets.
(3) Net income divided by average equity.
(4) Average equity divided by average total assets.
(5) Difference between weighted average yield on interest-earning assets and weighted average rate on interest-bearing liabilities.
(6) Net interest margin, otherwise known as net yield on interest-earning assets, is calculated as net interest income divided by average interest-earning assets.
(7) Tangible equity is equity less goodwill and other intangible assets.
(8) The efficiency ratio represents the ratio of noninterest expense divided by the sum of net interest income and noninterest income (expense).

EXHIBIT I-4

First Savings Bank Northwest
Investment Portfolio Composition

Exhibit I-4
First Savings Bank Northwest
Investment Portfolio Composition

	At March 31,		At December 31,					
	2007		2006		2005		2004	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in Thousands)							
Available for sale:								
U.S. Government agencies	$ 2,012	$ 2,005	$ 2,016	$ 2,009	$ --	$ --	$ --	$ --
Mortgage-backed securities:								
Federal Home Loan								
Mortgage Corporation	43,678	42,577	45,815	44,505	$ 57,206	$ 55,624	$ 83,265	$ 83,123
Federal National Mortgage Association.	80,654	78,667	85,195	82,775	106,616	103,735	150,480	150,318
Government National								
Mortgage Association	13,193	13,041	14,315	14,091	19,846	19,497	26,936	26,804
Mutual funds	5,891	5,749	5,819	5,671	5,559	5,423	5,374	5,309
Other securities	--	--	--	--	--	--	3	3
Total available for sale	$145,428	$142,039	$153,160	$149,051	$189,227	$184,279	$266,058	$265,557
Held to maturity:								
U.S. Government agencies	$ 3,439	$ 3,405	$ 3,443	$ 3,402	$ 3,026	$ 2,982	$ 1,103	$ 1,076
Tax-exempt municipal bonds	78,567	79,771	78,598	79,661	80,195	82,440	83,779	85,570
Taxable municipal bonds	1,674	1,663	1,677	1,660	1,174	1,152	1,185	1,218
Mortgage-backed securities:								
Federal National Mortgage Association.	3,001	2,922	3,067	3,000	2,268	2,189	2,445	2,421
Other securities	1	1	1	1	--	--	--	--
Total held to maturity	$ 86,682	$ 87,762	$ 86,786	$87,724	$ 86,663	$ 88,763	$ 88,512	$ 90,285

EXHIBIT I-5

First Savings Bank Northwest
Yields and Costs

Exhibit I-5
First Savings Bank Northwest
Yields and Costs

	Three Months Ended March 31,						Year Ended December 31,								
	2007			2006			2006			2005			2004		
	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost
							(Dollars in Thousands)								
Interest-earning assets:															
Loans receivable, net (1)(2)...	$ 724,571	$ 12,699	7.01%	$566,648	$10,045	7.09%	$622,183	$43,416	6.98%	$415,457	$26,075	6.28%	$357,209	$22,465	6.29%
Investment securities available for sale (3)..........	144,002	1,604	4.46	178,198	1,878	4.22	165,668	7,234	4.37	231,590	9,568	4.13	268,404	10,243	3.82
Investment securities held to maturity (3).............	86,717	955	4.41	87,214	947	4.34	86,854	3,818	4.40	87,159	3,840	4.41	74,844	3,278	4.38
Federal Home Loan Bank stock..................................	4,671	5	0.43	4,671	--	--	4,671	5	0.11	4,671	19	0.41	4,620	131	2.84
Federal funds sold and interest-bearing deposits (2).........................	14,667	211	5.75	24,923	279	4.48	15,129	787	5.20	23,092	783	3.39	26,314	347	1.32
Total interest-earning assets	974,628	15,474	6.35	861,654	13,149	6.10	894,505	55,260	6.18	761,969	40,285	5.29	731,391	36,464	4.99
Noninterest earning assets.......	45,635			41,382			54,574			33,439			14,835		
Total average assets..............	$ 1,020,263			$903,036			$949,079			$795,408			$746,226		

(table continued on following page)

Exhibit I-5 (continued)
First Savings Bank Northwest
Yields and Costs

	Three Months Ended March 31,						Year Ended December 31,								
	2007			2006			2006			2005			2004		
	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost
							(Dollars in Thousands)								
Interest-bearing liabilities:															
NOW accounts (3)	$ 14,322	16	0.45%	$13,812	19	0.55%	$ 14,596	79	0.54%	$ 14,734	85	0.58%	$ 12,614	73	0.58%
Passbook savings accounts (3)	14,009	61	1.74	18,710	80	1.71	16,139	284	1.76	23,415	414	1.77	27,907	487	1.75
Money market accounts (3)	202,297	2,228	4.41	201,116	1,872	3.72	201,109	8,367	4.16	186,026	5,031	2.70	192,207	3,724	1.94
Time deposit certificates (2)	524,226	6,403	4.89	475,692	4,916	4.13	491,657	22,252	4.53	456,262	17,566	3.85	415,762	14,621	3.52
Total deposits	754,854	8,708	4.61	709,330	6,887	3.88	723,501	30,982	4.28	680,437	23,096	3.39	648,490	18,905	2.92
Advances from Federal Home Loan Bank (2)	152,231	2,066	5.43	90,018	1,033	4.59	119,966	6,266	5.22	12,616	572	4.53	8,154	430	5.27
Total interest-bearing liabilities	907,085	10,774	4.75	799,348	7,920	3.96	843,467	37,248	4.42	693,053	23,668	3.42	656,644	19,335	2.94
Noninterest-bearing liabilities	7,368			3,666			2,287			7,389			4,506		
Average net worth (2)	105,810			100,022			103,325			94,966			85,076		
Total liabilities and equity	$1,020,263			$ 903,036			$949,079			$795,408			$746,226		
Net interest income		4,700			5,229			$18,012			$16,617			$17,129	
Interest rate spread			1.60%			2.14%			1.76%			1.87%			2.05%
Net interest margin (4)			1.93%			2.43%			2.01%			2.18%			2.34%
Ratio of average interest-earning assets to average interest-bearing liabilities		107.45%			107.79%			106.05%			109.94%			111.38%	

(1) The average loans receivable, net balances include non-accruing loans.
(2) Average balances calculated on a weekly basis. Management does not believe the differences in calculations will cause a material difference in the results.
(3) Average balances calculated on a monthly basis. Management does not believe the differences in calculations will cause a material difference in the results.
(4) Net interest margin, otherwise known as yield on interest-earning assets, is calculated as net interest income divided by average interest-earning assets.

EXHIBIT I-6

First Savings Bank Northwest
Loan Loss Allowance Activity

Exhibit I-6
First Savings Bank Northwest
Loan Loss Allowance Activity

	Three Months Ended March 31		Year Ended December 31,				
	2007	2006	2006	2005	2004	2003	2002
			(Dollars in Thousands)				
Allowance at beginning of period	$1,971	$1,651	$ 1,651	$995	$995	$690	$635
Provision for loan losses.............................	600	160	320	137	--	305	59
Total recoveries..	--	--	--	--	--	--	--
Charge-offs:							
One-to-four family	--	--	--	--	--	--	4
Consumer	--	--	--	27	--	--	--
Total charge-offs	--	--	--	27	--	--	4
Net charge-offs...	--	--	--	27	--	--	4
Acquisition of Executive House.................	--	--	--	546	--	--	--
Balance at end of period.............................	$2,571	$1,811	$ 1,971	$1,651	$995	$995	$690
Allowance for loan losses as a percentage of total loans outstanding at the end of the period..	0.32%	0.29%	0.26%	0.27%	0.24%	0.28%	0.22%
Net charge-offs to average loans receivable, net	--	--	--	0.01	--	--	--
Allowance for loan losses as a percentage of nonperforming loans at end of period	914.95%	1692.52%	1279.87%	550.33%	375.47%	146.32%	97.87%

EXHIBIT I-7

First Savings Bank Northwest
Interest Rate Risk Analysis

Exhibit I-7
First Savings Bank Northwest
Interest Rate Risk Analysis

Basis Point Change in Rates	Net Portfolio Value (1) Amount	$ Change (2)	% Change	Net Portfolio as % of Portfolio Value of Assets NPV Ratio (3)	% Change (4)	Market Value of Assets(5)
		(Dollars in Thousands)				
300	$48,516	$(53,303)	(52.35)%	5.19%	(5.26)%	$ 935,077
200	65,316	(36,503)	(35.85)	6.80	(3.60)	959,885
100	83,212	(18,606)	(18.27)	8.44	(1.84)	986,046
0	101,819	--	--	10.05	--	1,013,203
(100)	116,882	15,063	14.79	11.27	1.49	1,037,031
(200)	126,453	24,634	24.19	11.98	2.43	1,055,718
(300)	130,523	28,704	28.19	12.21	2.83	1,069,178

(1) The net portfolio value is calculated based upon the present value of the discounted cash flows from assets and liabilities. The difference between the present value of assets and liabilities is the net portfolio value and represents the market value of equity for the given interest rate scenario. Net portfolio value is useful for determining, on a market value basis, how much equity changes in response to various interest rate scenarios. Large changes in net portfolio value reflect increased interest rate sensitivity and generally more volatile earnings streams.

(2) Represents the increase (decrease) in the estimated net portfolio value at the indicated change in interest rates compared to the net portfolio value assuming no change in interest rates.

(3) Calculated as the net portfolio value divided by the market value of assets ("net portfolio value ratio").

(4) Calculated as the increase (decrease) in the net portfolio value ratio assuming the indicated change in interest rates over the estimated portfolio value of assets assuming no change in interest rates.

(5) Calculated based on the present value of the discounted cash flows from assets. The market value of assets represents the value of assets under the various interest rate scenarios and reflects the sensitivity of those assets to interest rate changes.

EXHIBIT I-8

First Savings Bank Northwest
Fixed Rate and Adjustable Rate Loans

Exhibit I-8
First Savings Bank Northwest
Fixed Rate and Adjustable Rate Loans

	At March 31,		At December 31,									
	2007		2006		2005		2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
FIXED-RATE LOANS			(Dollars in Thousands)									
Real estate:												
One- to four-family residential	$365,948	45.56%	$365,868	47.90%	$264,790	42.97%	$230,222	56.54%	$214,710	60.37%	$204,099	63.77%
Multi-family residential	80,625	10.04	78,331	10.26	63,093	10.24	61,401	15.08	54,466	15.31	39,906	12.47
Commercial	146,790	18.27	151,557	19.84	100,730	16.34	83,857	20.59	64,816	18.23	53,359	16.67
Construction/ land development	11,466	1.43	11,892	1.56	125,287	20.33	15,072	3.70	6,577	1.85	3,945	1.23
Total real estate	604,829	75.30	607,648	79.56	553,900	89.88	390,552	95.91	340,569	95.76	301,309	94.14
Consumer:												
Home equity	2,006	0.24	2,151	0.28	915	0.15	932	0.23	1,074	0.30	225	0.07
Savings account	--	--	--	--	209	0.03	553	0.14	326	0.09	435	0.14
Other	199	0.03	203	0.03	217	0.04	419	0.10	353	0.10	94	0.03
Total consumer	2,205	0.27	2,354	0.31	1,341	0.22	1,904	0.47	1,753	0.49	754	0.24
Total fixed-rate loans	607,034	75.57	610,002	79.87	555,241	90.10	392,456	96.38	342,322	96.25	302,063	94.38
ADJUSTABLE-RATE LOANS												
Real estate:												
One- to four-family residential	11,606	1.44	7,324	0.96	1,291	0.21	1,332	0.33	1,549	0.44	1,884	0.59
Multi-family residential	1,368	0.17	1,370	0.18	5,174	0.84	512	0.13	1,006	0.28	4,162	1.30
Commercial	17,238	2.15	2,367	0.31	8,570	1.39	2,701	0.66	3,484	0.98	8,129	2.54
Construction/land development	164,002	20.42	141,509	18.53	45,959	7.46	10,192	2.50	7,303	2.05	3,798	1.19
Total real estate	194,214	24.18	152,570	19.98	60,994	9.90	14,737	3.62	13,342	3.75	17,973	5.62
Consumer:												
Home equity	1,776	0.22	887	0.11	--	--	--	--	--	--	--	--
Savings Account	259	0.03	296	0.04	--	--	--	--	--	--	--	--
Other	--	--	--	--	--	--	--	--	--	--	--	--
Total consumer	2,035	0.25	1,183	0.15	--	--	--	--	--	--	--	--

Exhibit I-8 (continued)
First Savings Bank Northwest
Fixed Rate and Adjustable Rate Loans

	At March 31,		At December 31,									
	2007		2006		2005		2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
			(Dollars in Thousands)									
Total adjustable rate loans	196,249	24.43	153,753	20.13	60,994	9.90	14,737	3.62	13,342	3.75	17,973	5.62
Total loans	803,283	100.00%	763,755	100.00%	616,235	100.00%	407,193	100.00%	355,664	100.00%	320,036	100.00%
Less:												
Loans in process	64,204		58,731		71,532		19,762		8,362		3,308	
Deferred loan fees	2,916		2,725		2,357		2,308		2,362		2,251	
Allowance for loan losses	2,571		1,971		1,651		995		995		690	
Loans receivable, net	$733,592		$700,328		$540,695		$384,128		$343,945		$313,787	

EXHIBIT I-9

First Savings Bank Northwest
Loan Portfolio Composition

Exhibit I-9
First Savings Bank Northwest
Loan Portfolio Composition

	At March 31,		At December 31,									
	2007		2006		2005		2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
			(Dollars in Thousands)									
Real Estate:												
One- to four-family residential	$377,554	47.00%	$373,192	48.86%	$266,081	43.18%	$231,553	56.87%	$216,259	60.81%	$205,983	64.36%
Multi-family residential	81,993	10.21	79,701	10.44	68,267	11.08	61,913	15.20	55,472	15.60	44,068	13.77
Commercial	164,028	20.42	153,924	20.15	109,300	17.73	86,558	21.26	68,300	19.20	61,488	19.21
Construction/land development	175,468	21.84	153,401	20.08	171,246	27.79	25,265	6.20	13,880	3.90	7,743	2.42
Total real estate	799,043	99.47	760,218	99.53	614,894	99.78	405,289	99.53	353,911	99.51	319,282	99.76
Consumer:												
Home equity	3,782	0.47	3,038	0.40	915	0.15	932	0.23	1,074	0.30	225	0.07
Savings account	259	0.03	296	0.04	209	0.03	553	0.14	326	0.09	435	0.14
Other	199	0.03	203	0.03	217	0.04	419	0.10	353	0.10	94	0.03
Total consumer	4,240	0.53	3,537	0.47	1,341	0.22	1,904	0.47	1,753	0.49	754	0.24
Total loans	803,283	100.00%	763,755	100.00%	616,235	100.00%	407,193	100.00%	355,664	100.00%	320,036	100.00%
Less:												
Loans in process	64,204		58,731		71,532		19,762		8,362		3,308	
Deferred loan fees	2,916		2,725		2,357		2,308		2,362		2,251	
Allowance for loan losses	2,571		1,971		1,651		995		995		690	
Loans receivable, net	$733,592		$700,328		$540,695		$384,128		$343,945		$313,787	

EXHIBIT I-10

First Savings Bank Northwest
Contractual Maturity By Loan Type

Exhibit I-10
First Savings Bank Northwest
Contractual Maturity By Loan Type

	Within One Year	After One Year Through 3 Years	After 3 Years Through 5 Years	After 5 Years Through 10 Years	Beyond 10 Years	Total
			(In Thousands)			
Real Estate:						
One- to four-family residential	$ 16,450	$ 4,233	$14,125	$158,763	$183,983	$377,554
Multi-family residential	3,389	4,830	8,327	64,364	1,083	81,993
Commercial	16,687	1,412	6,432	134,906	4,591	164,028
Construction/land development	174,375	1,093	--	--	–	175,468
Total real estate	210,901	11,568	28,884	358,033	189,657	799,043
Consumer:						
Home equity	1,676	768	33	1,155	150	3,782
Savings account	259	--	--	--	--	259
Other	98	77	24	--	--	199
Total consumer	2,033	845	57	1,155	150	4,240
Total	$212,934	$12,413	$28,941	$359,188	$189,807	$803,283

EXHIBIT I-11

First Savings Bank Northwest
Loan Origination, Purchases and Sales

Exhibit I-11
First Savings Bank Northwest
Loan Origination, Purchases and Sales

	Three Months Ended March 31,		Year Ended December 31,		
	2007	2006	2006	2005	2004
	(In Thousands)				
Loans Originated:					
Real estate:					
One- to four-family residential	$19,256	$27,047	$126,179	$ 68,012	$ 40,530
Multi-family residential	3,225	2,248	12,666	7,434	4,495
Commercial	13,937	1,718	51,855	11,880	19,247
Construction/land development	48,411	10,368	118,367	3,583	1,636
Total real estate	84,829	41,381	309,067	90,909	65,908
Consumer:					
Home equity	1,315	119	3,099	24	301
Savings account	6	112	721	180	929
Other	--	49	35	220	194
Total consumer	1,321	280	3,855	424	1,424
Total Loans Originated	86,150	41,661	312,922	91,333	67,332
Loans Purchased	--	--	6,130	218,230	59,215
Total whole loans sold	--	--	4,245	--	--
Principal repayments	46,622	22,555	167,287	99,733	75,017
Change in other items, net	(6,264)	25,575	12,113	(53,263)	(11,347)
Net increase in loans, net	$33,264	$44,681	$159,633	$156,567	$ 40,183

EXHIBIT I-12

First Savings Bank Northwest
Non-Performing Assets

Exhibit I-12
First Savings Bank Northwest
Non-Performing Assets

	At March 31,	At December 31,				
	2007	2006	2005	2004	2003	2002
		(Dollars in Thousands)				
Loans accounted for on a nonaccrual basis:						
Real estate:						
One- to four-family residential	$ 281	$ 154	$ 300	$ 265	$ 680	$ 705
Accruing loans which are contractually due 90 days or more:						
One- to four-family residential	--	--	--	--	--	--
Total	$ 281	$ 154	$ 300	$ 265	$ 680	$ 705
Total of nonaccrual and 90 days past due loans	$ 281	$ 154	$ 300	$ 265	$ 680	$ 705
Repossessed assets	--	--	--	--	--	--
Real estate owned	--	--	--	--	--	--
Total nonperforming assets	$ 281	$ 154	$ 300	$ 265	$ 680	$ 705
Restructured loans	--	--	--	--	--	--
Nonaccrual and 90 days or more past due loans as a percentage of total loans..........	0.03%	0.02%	0.05%	0.07%	0.19%	0.22%
Nonaccrual and 90 days or more past due loans as a percentage of total assets..........	0.03%	0.02%	0.03%	0.03%	0.09%	0.11%
Nonperforming assets as a percentage of total assets	0.03%	0.02%	0.03%	0.03%	0.09%	0.11%
Total loans	$ 803,283	$ 763,755	$616,235	$ 407,193	$355,664	$320,036
Non-accrued interest (1)..........	$10	$4	$4	$11	$12	$15
Total assets	$1,021,887	$1,004,711	$879,650	$776,363	$726,876	$653,664

(1) Represents foregone interest on nonaccural loans.

EXHIBIT I-13

First Savings Bank Northwest
Deposit Composition

Exhibit I-13
First Savings Bank Northwest
Deposit Composition

	At March 31,		At December 31,					
	2007		2006		2005		2004	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in Thousands)							
Noninterest-bearing accounts	$ 4,666	0.62%	$ 3,737	0.50%	$ 1,204	0.17%	$ 1,536	0.23%
NOW accounts	10,450	1.37	10,104	1.34	13,140	1.91	12,208	1.83
Passbook savings accounts	14,020	1.84	14,280	1.90	19,157	2.78	27,735	4.16
Money market accounts	205,097	26.94	198,178	26.40	179,488	26.03	188,251	28.26
Time deposit certificates:								
1.01 - 2.00%	--	--	--	--	735	0.11	28,421	4.27
2.01 - 3.00%	126	0.02	2,446	0.33	26,701	3.87	112,782	16.93
3.01 - 4.00%	29,931	3.93	46,760	6.23	203,438	29.51	164,825	24.73
4.01 - 5.00%	191,409	25.14	219,413	29.23	227,660	33.01	106,684	16.01
5.01 - 6.00%	305,536	40.14	255,792	34.07	16,526	2.40	21,695	3.26
6.01 - 7.00%	--	--	--	--	1,453	0.21	2,134	0.32
Total time deposit certificates	527,002	69.23	524,411	69.86	476,513	69.11	436,541	65.52
Total	$761,235	100.00%	$750,710	100.00%	$689,502	100.00%	$666,271	100.0%

EXHIBIT I-14

First Savings Bank Northwest
CDs by Rate and Maturity

Exhibit I-14
First Savings Bank Northwest
CDs by Rate and Maturity

	Amount Due					
	Within 1 Year	After 1 Year Through 2 Years	After 2 Years Through 3 Years	After 3 Years Through 4 Years	Beyond 4 Years	Total
	(In Thousands)					
2.01 - 3.00%..........	$ 126	$ --	$ --	$ --	$ --	$ 126
3.01 - 4.00%..........	26,336	2,229	1,366	--	--	29,931
4.01 - 5.00%..........	115,848	44,374	23,030	7,938	219	191,409
5.01 - 6.00%..........	245,360	14,042	17,702	27,916	516	305,536
Total................	$387,670	$60,645	$42,098	$35,854	$ 735	$527,002

EXHIBIT I-15

First Savings Bank Northwest
Weighted Average Costs of Deposits

Exhibit I-15
First Savings Bank Northwest
Weighted Average Costs of Deposits

Weighted Average Interest Rate	Term	Category	Amount (In Thousands)	Minimum Balance	Percentage of Total Deposits
--%	N/A	Noninterest-bearing demand accounts	$ 4,666	N/A	0.62%
0.65	N/A	NOW accounts	10,450	N/A	1.37
1.75	N/A	Passbook savings accounts	14,020	N/A	1.84
4.46	N/A	Money market accounts	205,097		26.94
		Time deposit certificates			
3.73	3 month		599	$1,000	
4.93	6 month		6,024	1,000	
4.05	9 month		244	1,000	
5.05	Variable 12 month		401	1,000	
5.20	12 month		232,984	1,000	
4.48	18 month		17,051	1,000	
4.34	24 month		28,650	1,000	
4.63	30 month		100,220	1,000	
4.40	36 month		8,038	1,000	
4.87	48 month		126,779	1,000	
4.28	60 month		6,012	1,000	
		Total Certificates	527,002		69.23
		TOTAL	$761,235		100.00%

EXHIBIT I-16

First Savings Bank Northwest
Borrowings Activity

Exhibit I-16
First Savings Bank Northwest
Borrowings Activity

	Three Months Ended March 31,		Year Ended December 31,		
	2007	2006	2006	2005	2004
	(Dollars in Thousands)				
Maximum amount of borrowing outstanding at any month end:					
Federal Home Loan Bank advances..................	$158,000	$90,000	$147,000	$90,000	$17,000
Approximate average borrowing outstanding:					
Federal Home Loan Bank advances..................	$152,231	$90,018	$119,966	$12,616	$8,154
Approximate weighted average rate paid on:					
Federal Home Loan Bank advances..................	5.43%	4.59%	5.22%	4.53%	5.27%

	At March 31,	At December 31,		
	2007	2006	2005	2004
	(Dollars in Thousands)			
Balance outstanding at end of period:				
Federal Home Loan Bank advances.....................................	$150,000	$147,000	$90,000	$17,000
Weighted average rate paid on:				
Federal Home Loan Bank advances.....................................	5.58%	5.52%	4.29%	4.63%

EXHIBIT II-1

First Savings Bank Northwest
Description of Office Facilities

Exhibit II-1
First Savings Bank Northwest
Description of Office Facilities

At March 31, 2007, we had one full service office, which we own. In October 2004, we began the renovation and expansion of our existing office with the construction of a new two-story office building on property adjacent to our existing office. The new building has approximately 49,500 square feet, including 47 underground garage parking spaces, and is located on 2nd Street South between Wells Avenue and Williams Avenue in downtown Renton, Washington. This unique setting allows us to house each of our operations in adjoining offices, but with different addresses. The first phase of construction was completed in September 2005 and it is the site of First Financial Holdings, MHC's, First Financial Northwest's and First Savings Bank's offices at 201 Wells Avenue South. This location is also the site for the operations of First Financial Northwest's subsidiary, First Financial Diversified, at the address of 208 Williams Avenue South. The final phase of construction, which included the renovation of our existing office, was completed in March 2006 and has approximately 6,400 square feet, plus 11 parking spaces. Beginning in January 2007, this space housed the operations of First Savings Bank's subsidiary, Executive House, at 207 Wells Avenue South. The total investment for the renovation of our existing office, land purchases, construction of the new office building and equipment was approximately $14.1 million.

EXHIBIT II-2

First Savings Bank Northwest
Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.63%	4.82%	4.86%
	Quarter 2	8.25%	5.01%	5.21%	5.15%
	Quarter 3	8.25%	4.88%	4.91%	4.64%
	Quarter 4	8.25%	5.02%	5.00%	4.71%
2007:	Quarter 1	8.25%	5.04%	4.90%	4.65%
As of May 25, 2007		8.25%	4.88%	4.93%	4.86%

(1) End of period data.

Sources: Federal Reserve.

EXHIBIT II-3

First Savings Bank Northwest
Market Area Demographic/Economic Information

SNLi

SNLFinancial

Demographic Summary: US

Back to Industry Data Home

	Base 2000	Current 2006	Projected 2011	% Change 2000 - 2006	% Change 2006 - 2011
Total Population (actual)	281,421,906	303,582,361	323,785,827	7.87	6.66
0-14 Age Group (%)	21.41	20.42	19.87	2.88	3.80
15-34 Age Group (%)	28.10	27.45	27.07	5.40	5.16
35-54 Age Group (%)	29.43	29.10	28.18	6.67	3.26
55-69 Age Group (%)	12.01	13.98	15.81	25.56	20.61
70+ Age Group (%)	9.05	9.04	9.07	7.81	6.98
Median Age (actual)	35.3	36.5	37.5	3.40	2.74
Diversity Index (actual)	54.6	58.9	62.0	7.88	5.26
Black (%)	12.32	12.55	12.70	9.96	7.89
Asian (%)	3.64	4.25	4.76	25.97	19.34
White (%)	75.14	72.95	71.22	4.74	4.12
Hispanic (%)	12.55	14.81	16.68	27.32	20.17
Pacific Islander (%)	0.14	0.15	0.15	11.68	8.26
American Indian/Alaska Native (%)	0.88	0.90	0.91	10.16	7.52
Multiple races (%)	2.43	2.78	3.06	23.64	17.40
Other (%)	5.46	6.42	7.21	26.81	19.86
Total Households (actual)	105,480,101	114,049,635	121,863,482	8.12	6.85
$0-25K Households (%)	28.67	22.68	18.89	-14.49	-10.98
$25-50K Households (%)	29.34	25.75	22.43	-5.09	-6.95
$50-100K Households (%)	29.70	31.77	31.44	15.69	5.72
$100K+ Households (%)	12.29	19.80	27.25	74.15	47.05
Average Household Income ($)	56,644	71,092	86,598	25.51	21.81
Median Household Income ($)	42,164	51,546	60,704	22.25	17.77
Per Capita Income ($)	21,587	27,084	32,982	25.46	21.78
$0-35K Net Worth HHs (%)	NA	33.40	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	15.99	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	18.57	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	14.29	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	17.76	NA	NA	NA
Median Household Net Worth ($)	NA	102,887	NA	NA	NA
Average Household Net Worth ($)	NA	483,799	NA	NA	NA
Total Owner Occupied Housing Units	69,815,753	77,663,277	83,309,345	11.24	7.27
$0-100K in Value HUs (%)	44.57	23.62	17.60	-41.06	-20.07
$100-200K in Value HUs (%)	35.18	31.37	27.88	-0.82	-4.65
$200-300K in Value HUs (%)	11.17	17.74	19.14	76.64	15.71

$300-500K in Value HUs (%)	6.12	15.21	18.18	176.27	28.23
$500K+ in Value HUs (%)	2.95	12.07	17.21	355.11	52.93

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600

SNL*i*

SNLFinancial

Demographic Summary: Washington

Back to Industry Data Home

	Base 2000	Current 2006	Projected 2011	% Change 2000 - 2006	% Change 2006 - 2011
Total Population (actual)	5,894,121	6,396,653	6,803,431	8.53	6.36
0-14 Age Group (%)	21.29	19.80	19.21	0.91	3.20
15-34 Age Group (%)	28.15	27.83	27.68	7.27	5.79
35-54 Age Group (%)	30.90	29.88	28.29	4.94	0.70
55-69 Age Group (%)	11.41	14.30	16.58	35.95	23.32
70+ Age Group (%)	8.24	8.20	8.24	7.92	6.96
Median Age (actual)	35.3	36.7	37.6	3.97	2.45
Diversity Index (actual)	42.0	46.1	49.5	9.76	7.38
Black (%)	3.23	3.38	3.49	13.79	9.76
Asian (%)	5.47	6.08	6.56	20.57	14.78
White (%)	81.81	79.95	78.40	6.06	4.31
Hispanic (%)	7.49	9.00	10.38	30.44	22.57
Pacific Islander (%)	0.41	0.41	0.42	10.63	7.52
American Indian/Alaska Native (%)	1.58	1.54	1.50	5.33	3.55
Multiple races (%)	3.62	4.11	4.52	23.03	16.98
Other (%)	3.88	4.54	5.12	26.73	19.97
Total Households (actual)	2,271,398	2,466,023	2,626,892	8.57	6.52
$0-25K Households (%)	24.73	18.62	15.06	-18.22	-13.85
$25-50K Households (%)	29.66	25.22	21.51	-7.68	-9.16
$50-100K Households (%)	33.05	34.27	33.14	12.60	3.00
$100K+ Households (%)	12.56	21.88	30.29	89.05	47.47
Average Household Income ($)	58,653	74,357	92,579	26.77	24.51
Median Household Income ($)	45,770	56,473	66,834	23.38	18.35
Per Capita Income ($)	22,973	29,061	36,155	26.50	24.41
$0-35K Net Worth HHs (%)	NA	30.90	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	15.77	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	19.31	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	15.36	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	18.66	NA	NA	NA
Median Household Net Worth ($)	NA	116,771	NA	NA	NA
Average Household Net Worth ($)	NA	508,413	NA	NA	NA
Total Owner Occupied Housing Units	1,467,009	1,654,631	1,772,437	12.79	7.12
$0-100K in Value HUs (%)	21.05	8.10	6.07	-56.59	-19.70
$100-200K in Value HUs (%)	45.69	24.15	16.44	-40.38	-27.10
$200-300K in Value HUs (%)	19.28	29.27	25.87	71.19	-5.32

$300-500K in Value HUs (%)	10.11	24.79	29.14	176.68	25.93
$500K+ in Value HUs (%)	3.86	13.68	22.48	299.34	75.95

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600

SNLi

SNLFinancial

Demographic Summary: Seattle-Tacoma-Bellevue, WA

Back to Industry Data Home

	Base 2000	Current 2006	Projected 2011	% Change 2000 - 2006	% Change 2006 - 2011
Total Population (actual)	3,043,878	3,272,574	3,446,160	7.51	5.30
0-14 Age Group (%)	20.50	19.37	18.66	1.60	1.44
15-34 Age Group (%)	29.19	27.95	27.70	2.96	4.34
35-54 Age Group (%)	32.15	31.62	30.37	5.74	1.15
55-69 Age Group (%)	10.70	13.60	15.76	36.65	22.01
70+ Age Group (%)	7.46	7.45	7.51	7.43	6.08
Median Age (actual)	35.2	36.7	37.8	4.26	3.00
Diversity Index (actual)	44.0	48.0	51.2	9.09	6.67
Black (%)	5.02	5.27	5.45	12.86	8.87
Asian (%)	8.49	9.43	10.20	19.45	13.92
White (%)	78.32	76.19	74.43	4.59	2.87
Hispanic (%)	5.34	6.50	7.55	30.91	22.42
Pacific Islander (%)	0.55	0.56	0.56	9.53	6.41
American Indian/Alaska Native (%)	1.12	1.10	1.08	5.51	3.44
Multiple races (%)	4.16	4.70	5.16	21.48	15.59
Other (%)	2.35	2.76	3.12	26.18	19.20
Total Households (actual)	1,196,568	1,290,277	1,361,792	7.83	5.54
$0-25K Households (%)	20.50	14.95	11.74	-21.41	-17.09
$25-50K Households (%)	27.79	22.63	18.54	-12.19	-13.55
$50-100K Households (%)	35.63	35.39	32.76	7.11	-2.30
$100K+ Households (%)	16.08	27.03	36.96	81.33	44.30
Average Household Income ($)	65,948	84,690	107,278	28.42	26.67
Median Household Income ($)	51,488	64,361	77,952	25.00	21.12
Per Capita Income ($)	26,332	33,764	42,784	28.22	26.71
$0-35K Net Worth HHs (%)	NA	27.71	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	15.63	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	19.38	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	16.47	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	20.82	NA	NA	NA
Median Household Net Worth ($)	NA	137,929	NA	NA	NA
Average Household Net Worth ($)	NA	559,150	NA	NA	NA
Total Owner Occupied Housing Units	743,416	834,453	886,165	12.25	6.20
$0-100K in Value HUs (%)	10.25	4.82	4.15	-47.25	-8.57
$100-200K in Value HUs (%)	42.50	13.97	8.04	-63.10	-38.90
$200-300K in Value HUs (%)	26.33	29.22	20.92	24.55	-23.97

$300-500K in Value HUs (%)	15.02	32.50	34.26	142.96	11.94
$500K+ in Value HUs (%)	5.90	19.49	32.63	270.74	77.83

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNL*i*

SNLFinancial

Demographic Summary: King, WA

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	Base 2000	Current 2006	Projected 2011	% Change 2000 - 2006	% Change 2006 - 2011
Total Population (actual)	1,737,034	1,832,101	1,898,324	5.47	3.61
0-14 Age Group (%)	18.79	18.11	17.33	1.61	-0.86
15-34 Age Group (%)	29.90	27.99	27.25	-1.25	0.86
35-54 Age Group (%)	32.70	32.30	31.45	4.21	0.88
55-69 Age Group (%)	10.81	13.92	16.22	35.80	20.77
70+ Age Group (%)	7.80	7.68	7.76	3.81	4.62
Median Age (actual)	35.7	37.4	38.9	4.76	4.01
Diversity Index (actual)	47.3	51.4	54.7	8.67	6.42
Black (%)	5.40	5.67	5.87	10.75	7.17
Asian (%)	10.81	12.05	13.08	17.58	12.47
White (%)	75.73	73.29	71.27	2.07	0.75
Hispanic (%)	5.48	6.65	7.71	27.99	20.14
Pacific Islander (%)	0.52	0.53	0.53	7.08	4.47
American Indian/Alaska Native (%)	0.92	0.89	0.87	2.56	0.96
Multiple races (%)	4.06	4.56	4.99	18.62	13.34
Other (%)	2.56	3.00	3.39	23.61	17.19
Total Households (actual)	710,916	751,561	780,716	5.72	3.88
$0-25K Households (%)	19.98	14.24	11.18	-24.67	-18.41
$25-50K Households (%)	26.51	21.32	17.04	-14.98	-16.97
$50-100K Households (%)	34.79	34.04	30.57	3.45	-6.71
$100K+ Households (%)	18.72	30.40	41.20	71.65	40.79
Average Household Income ($)	71,101	92,584	119,646	30.21	29.23
Median Household Income ($)	53,383	68,249	83,039	27.85	21.67
Per Capita Income ($)	29,521	38,364	49,616	29.95	29.33
$0-35K Net Worth HHs (%)	NA	26.54	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	15.60	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	19.02	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	16.53	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	22.31	NA	NA	NA
Median Household Net Worth ($)	NA	147,979	NA	NA	NA
Average Household Net Worth ($)	NA	590,848	NA	NA	NA
Total Owner Occupied Housing Units	425,436	467,972	488,609	10.00	4.41
$0-100K in Value HUs (%)	6.74	3.62	3.25	-40.96	-6.09
$100-200K in Value HUs (%)	34.39	9.21	5.23	-70.55	-40.74
$200-300K in Value HUs (%)	30.08	24.25	16.06	-11.33	-30.87

$300-500K in Value HUs (%)	20.00	36.00	32.67	98.02	-5.23
$500K+ in Value HUs (%)	8.79	26.93	42.79	237.04	65.93

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600

SNLi

∵SNLFinancial

ɔemographic Summary: Pierce, WA

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	Base 2000	Current 2006	Projected 2011	% Change 2000 - 2006	% Change 2006 - 2011
Total Population (actual)	700,820	767,736	818,397	9.55	6.60
0-14 Age Group (%)	22.65	20.66	20.02	-0.07	3.27
15-34 Age Group (%)	28.76	28.80	29.15	9.68	7.92
35-54 Age Group (%)	30.39	29.72	28.05	7.13	0.61
55-69 Age Group (%)	10.87	13.27	15.20	33.76	22.12
70+ Age Group (%)	7.33	7.55	7.58	12.91	6.95
Median Age (actual)	34.1	35.4	35.7	3.81	0.85
Diversity Index (actual)	44.3	48.3	51.6	9.03	6.83
Black (%)	6.95	7.35	7.65	15.83	10.98
Asian (%)	5.08	5.72	6.23	23.37	16.18
White (%)	78.39	76.29	74.56	6.62	4.18
Hispanic (%)	5.51	6.73	7.84	33.80	24.23
Pacific Islander (%)	0.85	0.86	0.87	11.89	8.03
American Indian/Alaska Native (%)	1.42	1.39	1.36	7.07	4.40
Multiple races (%)	5.11	5.80	6.38	24.14	17.28
Other (%)	2.20	2.59	2.94	29.02	20.99
Total Households (actual)	260,800	287,755	308,131	10.34	7.08
$0-25K Households (%)	24.19	18.29	14.42	-16.58	-15.57
$25-50K Households (%)	30.99	26.50	22.43	-5.65	-9.36
$50-100K Households (%)	34.39	35.71	35.42	14.55	6.24
$100K+ Households (%)	10.43	19.51	27.72	106.35	52.21
Average Household Income ($)	54,972	69,092	84,849	25.69	22.81
Median Household Income ($)	45,197	55,321	65,294	22.40	18.03
Per Capita Income ($)	20,948	26,379	32,446	25.93	23.00
$0-35K Net Worth HHs (%)	NA	31.31	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	16.26	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	19.07	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	15.74	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	17.62	NA	NA	NA
Median Household Net Worth ($)	NA	112,022	NA	NA	NA
Average Household Net Worth ($)	NA	487,345	NA	NA	NA
Total Owner Occupied Housing Units	165,598	190,300	204,970	14.92	7.71
$0-100K in Value HUs (%)	20.31	7.00	5.54	-60.41	-14.76
$100-200K in Value HUs (%)	58.26	29.57	16.18	-41.67	-41.06
$200-300K in Value HUs (%)	13.72	38.50	35.42	222.41	-0.90

$300-500K in Value HUs (%)	6.03	17.98	30.65	242.67	83.61
$500K+ in Value HUs (%)	1.68	6.95	12.21	374.87	89.11

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNL*i*

SNLFinancial

ᴐemographic Summary: Snohomish, WA

Back to Industry Data Home

	Base 2000	Current 2006	Projected 2011	% Change 2000 - 2006	% Change 2006 - 2011
Total Population (actual)	606,024	672,737	729,439	11.01	8.43
0-14 Age Group (%)	22.90	21.35	20.62	3.48	4.74
15-34 Age Group (%)	27.66	26.88	27.23	7.91	9.83
35-54 Age Group (%)	32.62	31.92	30.17	8.64	2.48
55-69 Age Group (%)	10.21	13.13	15.20	42.81	25.48
70+ Age Group (%)	6.61	6.71	6.78	12.63	9.52
Median Age (actual)	34.6	36.2	36.7	4.62	1.38
Diversity Index (actual)	32.9	36.8	40.1	11.85	8.97
Black (%)	1.67	1.78	1.86	18.21	13.67
Asian (%)	5.78	6.53	7.17	25.48	18.95
White (%)	85.63	83.94	82.50	8.82	6.56
Hispanic (%)	4.72	5.81	6.81	36.73	27.14
Pacific Islander (%)	0.28	0.29	0.30	14.25	10.57
American Indian/Alaska Native (%)	1.36	1.34	1.32	9.32	6.81
Multiple races (%)	3.36	3.83	4.24	26.73	19.97
Other (%)	1.92	2.29	2.62	32.21	24.08
Total Households (actual)	224,852	250,961	272,945	11.61	8.76
$0-25K Households (%)	17.89	13.23	10.31	-17.46	-15.25
$25-50K Households (%)	28.13	22.11	18.42	-12.25	-9.41
$50-100K Households (%)	39.73	39.08	36.02	9.78	0.25
$100K+ Households (%)	14.25	25.58	35.25	100.32	49.89
Average Household Income ($)	62,386	78,936	97,221	26.53	23.16
Median Household Income ($)	53,219	65,385	78,082	22.86	19.42
Per Capita Income ($)	23,417	29,666	36,602	26.69	23.38
$0-35K Net Worth HHs (%)	NA	27.06	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	14.99	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	20.79	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	17.13	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	20.03	NA	NA	NA
Median Household Net Worth ($)	NA	143,396	NA	NA	NA
Average Household Net Worth ($)	NA	546,558	NA	NA	NA
Total Owner Occupied Housing Units	152,382	176,181	192,586	15.62	9.31
$0-100K in Value HUs (%)	9.12	5.65	4.93	-28.36	-4.49
$100-200K in Value HUs (%)	48.02	9.77	6.50	-76.48	-27.26
$200-300K in Value HUs (%)	29.57	32.40	17.82	26.68	-39.88

$300-500K in Value HUs (%)	10.88	38.91	42.14	313.66	18.38
$500K+ in Value HUs (%)	2.42	13.28	28.61	533.53	135.57

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Washington state total [53000]

Item	2001	2002	2003	2004
Income by place of residence ($000)				
Personal income	193,498,304	197,451,578	201,606,775	217,503,197
Population (persons) 2/	5,992,412	6,066,319	6,131,131	6,207,046
Per capita personal income (dollars)	32,291	32,549	32,882	35,041
Derivation of personal income ($000)				
Earnings by place of work	150,023,182	153,011,598	157,846,074	167,346,671
less: Contributions for government social insurance 3/	17,820,591	18,164,750	18,907,614	20,111,063
Employee & self-employed contrib. for govt. soc. ins.	8,191,518	8,387,613	8,620,813	9,133,089
Employer contributions for govt. social insurance	9,629,073	9,777,137	10,286,801	10,977,974
plus: Adjustment for residence 4/	2,311,979	2,385,226	2,426,174	2,723,494
equals: Net earnings by place of residence	134,514,570	137,232,074	141,364,634	149,959,102
plus: Dividends, interest, and rent 5/	33,905,539	33,594,500	32,335,152	39,034,939
plus: Personal current transfer receipts	25,078,195	26,625,004	27,906,989	28,509,156
Earnings by place of work ($000)				
Components of earnings				
Wage and salary disbursements	110,615,625	111,412,216	114,092,558	119,202,055
Supplements to wages and salaries	23,244,938	25,490,886	27,224,930	29,753,877
Employer contrib. for employee pension & insur. funds	13,615,865	15,713,749	16,938,129	18,775,903
Employer contributions for govt. social insurance	9,629,073	9,777,137	10,286,801	10,977,974
Proprietors' income 6/	16,162,619	16,108,496	16,528,586	18,390,739
Farm proprietors' income	214,174	396,098	749,411	858,590
Nonfarm proprietors' income	15,948,445	15,712,398	15,779,175	17,532,149
Earnings by industry				
Farm earnings	1,403,904	1,489,968	1,869,781	2,120,995
Nonfarm earnings	148,619,278	151,521,630	155,976,293	165,225,676
Private earnings	122,022,892	122,990,739	125,786,966	133,349,331
Forestry, fishing, related activities, and other 7/	1,788,440	1,700,597	1,812,289	1,894,670
Forestry and logging	545,213	511,209	525,315	529,379
Fishing, hunting, and trapping	598,109	530,606	589,946	608,261
Agriculture and forestry support activities	645,118	658,782	697,028	757,030
Other 7/	0	0	0	0
Mining	266,175	238,925	246,456	282,740
Oil and gas extraction	(D)	(D)	(D)	25,176
Mining (except oil and gas)	223,958	201,238	205,475	232,281
Support activities for mining	(D)	(D)	(D)	25,283
Utilities	558,246	519,221	539,105	579,713
Construction	9,865,084	9,986,466	10,258,231	11,333,673
Construction of buildings	3,132,578	3,214,643	3,271,143	3,612,066
Heavy and civil engineering construction	1,363,638	1,410,986	1,525,219	1,691,152
Specialty trade contractors	5,368,868	5,360,837	5,461,869	6,030,455
Manufacturing	19,786,033	19,864,848	19,224,446	19,888,397
Durable goods manufacturing	14,875,794	14,307,930	14,046,828	14,628,797
Wood product manufacturing	871,445	844,967	888,224	965,263
Nonmetallic mineral product manufacturing	433,055	432,900	469,438	505,856
Primary metal manufacturing	551,133	402,695	347,155	341,811
Fabricated metal product manufacturing	849,099	848,974	848,966	909,478
Machinery manufacturing	786,564	720,928	720,713	832,849
Computer and electronic product manufacturing	2,321,850	1,949,131	1,896,825	1,898,175
Electrical equipment and appliance manufacturing	232,891	242,447	277,404	295,069
Motor vehicles, bodies & trailers, and parts mfg.	(D)	(D)	(D)	(D)
Other transportation equipment manufacturing	(D)	(D)	(D)	(D)
Furniture and related product manufacturing	342,652	316,613	331,304	367,951
Miscellaneous manufacturing	666,798	659,111	667,285	709,952
Nondurable goods manufacturing	4,910,239	5,556,918	5,177,618	5,259,600
Food manufacturing	1,560,978	1,581,660	1,581,584	1,619,941
Beverage and tobacco product manufacturing	202,952	230,309	246,965	235,130
Textile mills	34,325	29,958	29,740	29,126
Textile product mills	109,116	104,448	101,745	89,564
Apparel manufacturing	101,204	94,265	88,317	89,850
Leather and allied product manufacturing	19,310	19,360	26,439	36,918
Paper manufacturing	1,021,477	1,047,127	1,081,240	1,166,681
Printing and related support activities	550,710	492,898	452,121	475,903
Petroleum and coal products manufacturing	252,915	298,997	412,973	370,162
Chemical manufacturing	641,704	1,233,078	719,922	664,176
Plastics and rubber products manufacturing	415,548	424,818	436,572	482,149
Wholesale trade	7,312,229	7,258,079	7,518,575	8,400,697
Retail Trade	10,416,196	10,737,002	11,032,385	11,616,522

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Washington state total [53000]

Item	2001	2002	2003	2004
Motor vehicle and parts dealers	1,981,389	2,054,281	2,131,554	2,229,289
Furniture and home furnishings stores	435,457	449,036	455,689	480,522
Electronics and appliance stores	545,443	496,790	508,037	474,657
Building material and garden supply stores	893,288	899,331	948,078	1,010,041
Food and beverage stores	1,882,362	1,994,686	2,000,947	2,036,388
Health and personal care stores	536,119	535,783	557,079	592,746
Gasoline stations	468,646	463,898	467,790	487,473
Clothing and clothing accessories stores	624,707	619,369	595,844	630,230
Sporting goods, hobby, book and music stores	403,749	401,031	402,592	418,582
General merchandise stores	1,210,488	1,322,819	1,520,358	1,634,552
Miscellaneous store retailers	724,619	718,709	717,329	730,132
Nonstore retailers	709,929	781,269	727,088	891,910
Transportation and warehousing	4,895,093	4,921,588	5,093,884	5,493,965
Air transportation	920,367	900,427	899,898	946,136
Rail transportation	347,607	342,098	(D)	(D)
Water transportation	226,377	239,709	256,001	297,243
Truck transportation	1,309,480	1,323,845	1,294,274	1,412,838
Transit and ground passenger transportation	158,867	164,837	168,220	178,924
Pipeline transportation	32,945	18,932	16,544	17,461
Scenic and sightseeing transportation	38,270	33,974	42,087	45,685
Support activities for transportation	1,102,226	1,107,469	1,219,405	1,317,745
Couriers and messengers	466,114	487,760	(D)	(D)
Warehousing and storage	292,840	302,537	316,389	374,080
Information	13,625,874	12,549,662	12,095,020	11,499,349
Publishing industries, except Internet	9,263,570	8,449,903	8,630,168	7,086,823
Motion picture and sound recording industries	130,299	118,429	126,135	138,377
Broadcasting, except Internet	1,080,749	1,270,731	1,011,501	1,090,497
Internet publishing and broadcasts	156,053	125,117	127,528	177,865
Telecommunications	2,526,401	2,250,224	1,930,408	2,675,834
ISPs, search portals, and data processing	434,495	310,035	244,596	276,059
Other information services	34,307	25,223	24,684	53,894
Finance and insurance	7,782,860	7,925,056	8,735,077	9,381,480
Monetary authorities - central bank	(D)	(D)	(D)	(D)
Credit intermediation and related activities	3,168,621	3,350,287	4,119,349	4,145,388
Securities, commodity contracts, investments	1,612,448	1,503,981	1,484,888	1,875,961
Insurance carriers and related activities	2,647,733	2,762,557	2,909,212	3,097,587
Funds, trusts, and other financial vehicles	(D)	(D)	(D)	(D)
Real estate and rental and leasing	3,277,419	3,325,359	3,663,435	4,159,627
Real estate	2,665,066	2,731,914	3,053,401	3,514,053
Rental and leasing services	580,390	559,382	579,043	619,357
Lessors of nonfinancial intangible assets	31,963	34,063	30,991	26,217
Professional and technical services	12,791,750	12,774,186	12,496,767	13,092,290
Management of companies and enterprises	2,356,588	2,477,896	2,727,456	3,052,491
Administrative and waste services	4,699,780	4,891,843	5,229,931	5,842,631
Administrative and support services	3,884,062	4,019,218	4,325,538	4,831,789
Waste management and remediation services	815,718	872,625	904,393	1,010,842
Educational services	1,106,331	1,160,725	1,230,512	1,325,738
Health care and social assistance	12,229,192	13,063,126	13,674,714	14,637,107
Ambulatory health care services	6,625,884	7,005,417	7,279,224	7,863,202
Hospitals	2,962,676	3,190,123	3,399,610	3,638,465
Nursing and residential care facilities	1,418,191	1,547,472	1,621,343	1,691,781
Social assistance	1,222,441	1,320,114	1,374,537	1,443,659
Arts, entertainment, and recreation	1,380,372	1,392,928	1,494,374	1,688,907
Performing arts and spectator sports	573,344	578,519	630,487	733,582
Museums, historical sites, zoos, and parks	79,487	74,032	79,777	82,970
Amusement, gambling, and recreation	727,541	740,377	784,110	872,355
Accommodation and food services	3,707,413	3,813,979	4,002,853	4,235,490
Accommodation	751,761	756,469	796,422	839,587
Food services and drinking places	2,955,652	3,057,510	3,206,431	3,395,903
Other services, except public administration	4,177,817	4,389,253	4,711,456	4,943,844
Repair and maintenance	1,379,902	1,424,743	1,410,055	1,475,061
Personal and laundry services	839,565	858,624	885,972	929,859
Membership associations and organizations	1,509,676	1,658,191	1,750,313	1,835,491
Private households	448,674	447,695	665,116	703,433
Government and government enterprises	26,596,386	28,530,891	30,189,327	31,876,345
Federal, civilian	4,815,831	5,204,588	5,428,565	5,808,506
Military	3,354,413	3,888,101	4,443,205	4,789,686

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Washington state total [53000]

Item	2001	2002	2003	2004
State and local	18,426,142	19,438,202	20,317,557	21,278,153
State government	5,924,745	6,239,313	6,479,601	6,786,718
Local government	12,501,397	13,198,889	13,837,956	14,491,435

See footnotes at end of table.
Table CA05N

April 2006

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

King, Washington [53033]

Item	2001	2002	2003	2004
Income by place of residence ($000)				
Personal income	76,883,017	77,940,608	78,534,839	87,617,622
Population (persons) 2/	1,753,670	1,758,863	1,765,530	1,777,746
Per capita personal income (dollars)	43,841	44,313	44,482	49,286
Derivation of personal income ($000)				
Earnings by place of work	77,459,076	77,292,580	78,107,340	81,548,765
less: Contributions for government social insurance 3/	8,968,753	8,963,546	9,203,252	9,704,591
Employee & self-employed contrib. for govt. soc. ins.	4,180,995	4,186,225	4,227,194	4,403,797
Employer contributions for govt. social insurance	4,787,758	4,777,321	4,976,058	5,300,794
plus: Adjustment for residence 4/	-11,385,074	-11,202,917	-10,929,582	-10,763,057
equals: Net earnings by place of residence	57,105,249	57,126,117	57,974,506	61,081,117
plus: Dividends, interest, and rent 5/	13,144,343	13,720,343	13,235,413	19,179,176
plus: Personal current transfer receipts	6,633,425	7,094,148	7,324,920	7,357,329
Earnings by place of work ($000)				
Components of earnings				
Wage and salary disbursements	57,677,208	56,420,890	56,910,367	58,387,706
Supplements to wages and salaries	11,270,027	12,275,730	12,813,043	13,863,818
Employer contrib. for employee pension & insur. funds	6,482,269	7,498,409	7,836,985	8,563,024
Employer contributions for govt. social insurance	4,787,758	4,777,321	4,976,058	5,300,794
Proprietors' income 6/	8,511,841	8,595,960	8,383,930	9,297,241
Farm proprietors' income	9,888	8,350	17,646	23,397
Nonfarm proprietors' income	8,501,953	8,587,610	8,366,284	9,273,844
Earnings by industry				
Farm earnings	46,539	39,475	47,494	52,937
Nonfarm earnings	77,412,537	77,253,105	78,059,846	81,495,828
Private earnings	69,261,504	68,652,186	69,016,976	72,038,102
Forestry, fishing, related activities, and other 7/	523,536	481,465	519,134	534,479
Forestry and logging	71,250	94,692	95,249	95,477
Fishing, hunting, and trapping	429,484	307,987	334,781	341,809
Agriculture and forestry support activities	22,802	78,786	89,104	97,193
Other 7/	0	0	0	0
Mining	47,031	43,957	46,458	53,209
Oil and gas extraction	(D)	(D)	5,589	6,361
Mining (except oil and gas)	43,073	38,098	38,456	44,622
Support activities for mining	(D)	(D)	2,413	2,226
Utilities	304,577	259,494	258,145	256,075
Construction	4,480,439	4,338,543	4,307,287	4,658,173
Construction of buildings	1,446,347	1,416,052	1,395,196	1,505,083
Heavy and civil engineering construction	519,819	505,922	496,375	570,970
Specialty trade contractors	2,514,273	2,416,569	2,415,716	2,582,120
Manufacturing	9,329,994	10,032,739	9,305,326	9,581,536
Durable goods manufacturing	7,452,722	7,525,167	7,254,049	7,517,966
Wood product manufacturing	93,773	84,643	97,482	99,127
Nonmetallic mineral product manufacturing	171,508	172,329	176,160	185,812
Primary metal manufacturing	67,572	65,879	70,611	71,506
Fabricated metal product manufacturing	349,390	360,085	335,732	356,133
Machinery manufacturing	371,236	333,841	308,282	372,302
Computer and electronic product manufacturing	870,280	874,423	770,133	791,907
Electrical equipment and appliance manufacturing	134,247	131,616	153,789	136,559
Motor vehicles, bodies & trailers, and parts mfg.	(D)	(D)	(D)	(D)
Other transportation equipment manufacturing	(D)	(D)	(D)	(D)
Furniture and related product manufacturing	143,310	123,220	122,428	129,430
Miscellaneous manufacturing	463,205	442,106	437,437	471,549
Nondurable goods manufacturing	1,877,272	2,507,572	2,051,277	2,063,570
Food manufacturing	639,378	661,023	652,616	682,170
Beverage and tobacco product manufacturing	103,716	127,935	134,334	137,290
Textile mills	5,483	3,344	2,844	2,251
Textile product mills	70,078	69,301	67,176	50,603
Apparel manufacturing	53,175	55,072	50,445	54,136
Leather and allied product manufacturing	10,897	10,429	14,015	12,588
Paper manufacturing	131,922	181,457	205,749	217,883
Printing and related support activities	376,431	345,719	315,036	333,434
Petroleum and coal products manufacturing	22,766	9,479	13,908	20,843
Chemical manufacturing	339,052	908,750	454,493	388,885
Plastics and rubber products manufacturing	124,374	135,063	140,661	163,487
Wholesale trade	4,770,343	4,684,635	4,761,518	5,273,439
Retail Trade	4,538,665	4,585,947	4,600,844	4,875,848

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

King, Washington [53033]

Item	2001	2002	2003	2004
Motor vehicle and parts dealers	718,217	711,430	720,969	734,110
Furniture and home furnishings stores	233,794	242,265	250,597	260,052
Electronics and appliance stores	302,455	259,161	261,490	293,478
Building material and garden supply stores	359,931	333,963	340,162	353,063
Food and beverage stores	760,251	804,163	813,110	830,549
Health and personal care stores	221,228	207,046	227,469	241,797
Gasoline stations	95,094	89,825	95,954	98,950
Clothing and clothing accessories stores	392,119	384,579	343,013	359,001
Sporting goods, hobby, book and music stores	196,087	193,723	189,838	181,238
General merchandise stores	420,648	441,030	497,374	520,089
Miscellaneous store retailers	333,460	330,789	335,114	341,174
Nonstore retailers	505,381	587,973	525,754	662,347
Transportation and warehousing	2,965,504	2,962,889	3,078,211	3,292,861
Air transportation	876,115	857,152	852,895	899,119
Rail transportation	115,092	115,170	(D)	(D)
Water transportation	197,628	216,707	226,663	266,143
Truck transportation	501,284	493,558	488,651	551,826
Transit and ground passenger transportation	105,371	90,783	90,484	99,058
Pipeline transportation	(D)	(D)	(D)	(D)
Scenic and sightseeing transportation	19,267	19,233	19,705	20,997
Support activities for transportation	689,976	692,427	777,144	823,054
Couriers and messengers	(D)	(D)	356,880	347,068
Warehousing and storage	137,798	145,808	140,852	156,343
Information	12,335,468	11,294,011	10,885,868	10,202,084
Publishing industries, except Internet	8,900,069	8,066,560	8,239,345	6,670,210
Motion picture and sound recording industries	95,287	84,420	89,815	95,212
Broadcasting, except Internet	967,601	1,156,762	906,684	975,425
Internet publishing and broadcasts	(D)	117,804	114,850	164,441
Telecommunications	1,826,854	1,563,464	1,297,941	2,003,718
ISPs, search portals, and data processing	362,609	280,921	213,532	241,123
Other information services	(D)	24,080	23,701	51,955
Finance and insurance	4,743,590	4,783,271	5,259,446	5,441,098
Monetary authorities - central bank	(D)	(D)	(D)	(D)
Credit intermediation and related activities	1,845,052	1,886,636	2,405,801	2,356,223
Securities, commodity contracts, investments	1,019,290	963,697	936,885	1,037,102
Insurance carriers and related activities	1,627,332	1,687,197	1,756,686	1,856,226
Funds, trusts, and other financial vehicles	(D)	(D)	(D)	(D)
Real estate and rental and leasing	2,020,681	1,991,173	2,153,650	2,420,676
Real estate	1,705,565	1,708,761	1,878,432	2,147,046
Rental and leasing services	295,668	262,580	256,984	258,603
Lessors of nonfinancial intangible assets	19,448	19,832	18,234	15,027
Professional and technical services	8,892,569	8,377,695	8,167,371	8,464,929
Management of companies and enterprises	1,858,600	1,934,555	2,116,715	2,387,239
Administrative and waste services	2,604,647	2,658,355	2,814,300	3,089,684
Administrative and support services	2,467,632	2,521,559	2,692,538	2,956,200
Waste management and remediation services	137,015	136,796	121,762	133,484
Educational services	571,589	585,147	603,215	650,463
Health care and social assistance	4,826,114	5,114,936	5,342,371	5,729,957
Ambulatory health care services	2,484,792	2,637,410	2,744,040	2,982,895
Hospitals	1,324,647	1,399,702	1,493,410	1,592,731
Nursing and residential care facilities	501,177	523,945	549,450	570,631
Social assistance	515,498	553,879	555,471	583,700
Arts, entertainment, and recreation	883,865	860,519	939,069	1,076,398
Performing arts and spectator sports	508,814	509,191	558,976	648,016
Museums, historical sites, zoos, and parks	59,355	51,644	57,002	59,771
Amusement, gambling, and recreation	315,696	299,684	323,091	368,611
Accommodation and food services	1,785,899	1,804,795	1,882,522	1,979,170
Accommodation	397,555	384,977	415,363	438,533
Food services and drinking places	1,388,344	1,419,818	1,467,159	1,540,637
Other services, except public administration	1,778,393	1,858,060	1,975,526	2,070,784
Repair and maintenance	559,129	597,629	567,486	588,730
Personal and laundry services	433,739	432,494	443,066	459,227
Membership associations and organizations	597,011	640,497	678,620	720,099
Private households	188,514	187,440	286,354	302,728
Government and government enterprises	8,151,033	8,600,919	9,042,870	9,457,726
Federal, civilian	1,689,697	1,771,834	1,849,102	1,981,584
Military	194,755	238,190	299,964	316,327

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

King, Washington [53033]

Item	2001	2002	2003	2004
State and local	6,266,581	6,590,895	6,893,804	7,159,815
State government	2,203,080	2,343,778	2,471,284	2,621,467
Local government	4,063,501	4,247,117	4,422,520	4,538,348

See footnotes at end of table.
Table CA05N

April 2006

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Pierce, Washington [53053]

Item	2001	2002	2003	2004
Income by place of residence ($000)				
Personal income	20,702,070	21,502,845	22,131,368	23,273,083
Population (persons) 2/	718,229	731,124	740,184	745,778
Per capita personal income (dollars)	28,824	29,411	29,900	31,206
Derivation of personal income ($000)				
Earnings by place of work	12,411,652	13,121,309	14,056,738	15,485,490
less: Contributions for government social insurance 3/	1,482,401	1,565,278	1,682,503	1,840,513
Employee & self-employed contrib. for govt. soc. ins.	674,839	716,030	761,235	838,110
Employer contributions for govt. social insurance	807,562	849,248	921,268	1,002,403
plus: Adjustment for residence 4/	3,694,756	3,671,472	3,409,153	3,079,923
equals: Net earnings by place of residence	14,624,007	15,227,503	15,783,388	16,724,900
plus: Dividends, interest, and rent 5/	3,089,760	3,091,093	3,003,336	3,122,343
plus: Personal current transfer receipts	2,988,303	3,184,249	3,344,644	3,425,840
Earnings by place of work ($000)				
Components of earnings				
Wage and salary disbursements	8,982,634	9,439,087	10,023,493	10,948,553
Supplements to wages and salaries	2,174,753	2,406,028	2,681,703	3,025,863
Employer contrib. for employee pension & insur. funds	1,367,191	1,556,780	1,760,435	2,023,460
Employer contributions for govt. social insurance	807,562	849,248	921,268	1,002,403
Proprietors' income 6/	1,254,265	1,276,194	1,351,542	1,511,074
Farm proprietors' income	9,582	10,654	19,553	21,594
Nonfarm proprietors' income	1,244,683	1,265,540	1,331,989	1,489,480
Earnings by industry				
Farm earnings	34,426	36,573	44,357	49,755
Nonfarm earnings	12,377,226	13,084,736	14,012,381	15,435,735
Private earnings	8,731,641	9,085,833	9,689,854	10,746,844
Forestry, fishing, related activities, and other 7/	59,018	56,360	51,703	46,679
Forestry and logging	29,093	29,029	30,992	21,545
Fishing, hunting, and trapping	10,811	11,329	12,621	17,196
Agriculture and forestry support activities	19,114	16,002	8,090	7,938
Other 7/	0	0	0	0
Mining	16,797	15,217	16,252	18,525
Oil and gas extraction	483	309	689	782
Mining (except oil and gas)	16,193	14,585	15,188	17,321
Support activities for mining	121	323	375	422
Utilities	43,068	50,430	56,078	64,366
Construction	953,923	1,021,152	1,138,839	1,302,312
Construction of buildings	259,294	263,593	299,069	345,518
Heavy and civil engineering construction	182,132	211,258	254,483	291,770
Specialty trade contractors	512,497	546,301	585,287	665,024
Manufacturing	1,160,359	1,105,805	1,132,962	1,177,930
Durable goods manufacturing	768,657	736,470	(D)	805,575
Wood product manufacturing	120,330	117,594	122,031	142,985
Nonmetallic mineral product manufacturing	85,886	84,529	87,903	97,240
Primary metal manufacturing	23,433	18,553	(D)	(D)
Fabricated metal product manufacturing	98,866	96,786	101,944	110,887
Machinery manufacturing	36,579	35,800	35,138	38,068
Computer and electronic product manufacturing	181,110	159,967	168,086	151,667
Electrical equipment and appliance manufacturing	1,127	1,067	1,515	(D)
Motor vehicles, bodies & trailers, and parts mfg.	5,524	6,823	8,224	7,957
Other transportation equipment manufacturing	138,539	132,411	134,886	149,143
Furniture and related product manufacturing	50,595	51,697	51,294	56,463
Miscellaneous manufacturing	26,668	31,243	30,610	30,657
Nondurable goods manufacturing	391,702	369,335	(D)	372,355
Food manufacturing	83,447	81,965	87,647	82,896
Beverage and tobacco product manufacturing	(D)	(D)	(D)	(D)
Textile mills	(D)	(D)	(D)	(D)
Textile product mills	3,638	3,850	4,423	5,043
Apparel manufacturing	27,644	21,861	21,353	19,021
Leather and allied product manufacturing	446	532	617	1,565
Paper manufacturing	81,952	79,878	81,758	77,288
Printing and related support activities	53,469	40,028	28,576	28,379
Petroleum and coal products manufacturing	28,675	33,069	49,531	43,900
Chemical manufacturing	39,488	36,542	30,307	32,512
Plastics and rubber products manufacturing	69,557	67,762	67,801	73,036
Wholesale trade	494,519	495,858	527,228	579,426
Retail Trade	963,199	1,014,628	1,038,150	1,095,413

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Pierce, Washington [53053]

Item	2001	2002	2003	2004
Motor vehicle and parts dealers	241,014	265,042	278,002	286,985
Furniture and home furnishings stores	39,121	41,239	37,346	43,035
Electronics and appliance stores	24,562	27,201	31,095	30,673
Building material and garden supply stores	85,203	88,193	89,231	93,950
Food and beverage stores	168,833	183,940	170,725	175,223
Health and personal care stores	50,205	56,508	60,799	63,700
Gasoline stations	47,278	31,380	30,017	31,997
Clothing and clothing accessories stores	47,905	51,716	53,392	58,137
Sporting goods, hobby, book and music stores	44,305	44,667	45,667	47,385
General merchandise stores	124,188	140,457	159,357	179,692
Miscellaneous store retailers	56,958	57,720	54,720	55,967
Nonstore retailers	33,627	26,565	27,799	28,669
Transportation and warehousing	431,577	454,398	497,181	555,379
Air transportation	3,766	1,443	(D)	(D)
Rail transportation	27,320	28,084	29,437	30,733
Water transportation	5,725	4,418	(D)	(D)
Truck transportation	185,134	188,553	193,841	208,062
Transit and ground passenger transportation	11,513	16,534	16,566	14,412
Pipeline transportation	0	750	243	267
Scenic and sightseeing transportation	1,029	671	811	900
Support activities for transportation	142,361	157,664	166,648	187,852
Couriers and messengers	28,977	31,486	33,838	36,725
Warehousing and storage	25,752	24,795	49,207	69,263
Information	167,408	154,383	153,658	183,286
Publishing industries, except Internet	57,973	52,945	51,357	50,932
Motion picture and sound recording industries	3,954	5,269	4,014	4,557
Broadcasting, except Internet	3,968	(D)	(D)	(D)
Internet publishing and broadcasts	(D)	(D)	(D)	5,717
Telecommunications	92,662	85,946	90,026	116,921
ISPs, search portals, and data processing	6,835	4,762	2,789	2,086
Other information services	(D)	(L)	(L)	(D)
Finance and insurance	690,530	690,188	764,740	1,055,015
Monetary authorities - central bank	0	0	0	0
Credit intermediation and related activities	218,409	232,204	276,855	280,807
Securities, commodity contracts, investments	255,811	253,977	272,318	531,304
Insurance carriers and related activities	211,046	198,597	209,579	235,913
Funds, trusts, and other financial vehicles	5,264	5,410	5,988	6,991
Real estate and rental and leasing	257,459	286,449	339,447	390,819
Real estate	216,879	248,374	288,141	337,203
Rental and leasing services	(D)	(D)	(D)	(D)
Lessors of nonfinancial intangible assets	(D)	(D)	(D)	(D)
Professional and technical services	533,677	571,326	556,272	602,098
Management of companies and enterprises	77,391	79,517	101,324	116,359
Administrative and waste services	351,920	388,406	440,501	509,445
Administrative and support services	321,733	359,553	408,119	467,246
Waste management and remediation services	30,187	28,853	32,382	42,199
Educational services	133,532	142,983	152,341	162,921
Health care and social assistance	1,546,428	1,659,875	1,758,072	1,859,943
Ambulatory health care services	892,046	931,937	983,322	1,042,292
Hospitals	353,091	386,777	423,371	473,779
Nursing and residential care facilities	149,376	167,607	175,672	178,565
Social assistance	151,915	173,554	175,707	165,307
Arts, entertainment, and recreation	97,430	106,351	104,089	105,326
Performing arts and spectator sports	11,707	16,897	14,774	15,714
Museums, historical sites, zoos, and parks	3,164	5,941	6,595	6,337
Amusement, gambling, and recreation	82,559	83,513	82,720	83,275
Accommodation and food services	318,681	326,275	357,454	387,226
Accommodation	30,558	32,047	35,740	36,761
Food services and drinking places	288,123	294,228	321,714	350,465
Other services, except public administration	434,725	466,232	503,563	534,376
Repair and maintenance	164,786	172,747	179,675	197,094
Personal and laundry services	85,515	88,885	94,648	99,211
Membership associations and organizations	151,575	172,440	(D)	187,463
Private households	32,849	32,160	(D)	50,608
Government and government enterprises	3,645,585	3,998,903	4,322,527	4,688,891
Federal, civilian	528,408	580,180	605,501	665,480
Military	1,267,719	1,466,469	1,681,411	1,838,153

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Pierce, Washington [53053]

Item	2001	2002	2003	2004
State and local	1,849,458	1,952,254	2,035,615	2,185,258
State government	464,750	486,789	494,976	525,078
Local government	1,384,708	1,465,465	1,540,639	1,660,180

See footnotes at end of table.
Table CA05N

April 2006

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Snohomish, Washington [53061]

Item	2001	2002	2003	2004
Income by place of residence ($000)				
Personal income	19,415,682	19,899,982	20,154,472	20,995,591
Population (persons) 2/	622,738	631,854	636,790	644,205
Per capita personal income (dollars)	31,178	31,495	31,650	32,591
Derivation of personal income ($000)				
Earnings by place of work	11,184,149	11,651,297	11,968,599	12,754,637
less: Contributions for government social insurance 3/	1,406,075	1,438,978	1,484,346	1,579,326
Employee & self-employed contrib. for govt. soc. ins.	615,357	642,702	655,440	698,455
Employer contributions for govt. social insurance	790,718	796,276	828,906	880,871
plus: Adjustment for residence 4/	4,780,272	4,654,381	4,645,383	4,681,662
equals: Net earnings by place of residence	14,558,346	14,866,700	15,129,636	15,856,973
plus: Dividends, interest, and rent 5/	2,699,124	2,688,389	2,571,991	2,672,924
plus: Personal current transfer receipts	2,158,212	2,344,893	2,452,845	2,465,694
Earnings by place of work ($000)				
Components of earnings				
Wage and salary disbursements	8,475,472	8,678,028	8,762,443	9,202,419
Supplements to wages and salaries	1,863,993	2,116,679	2,298,854	2,521,400
Employer contrib. for employee pension & insur. funds	1,073,275	1,320,403	1,469,948	1,640,529
Employer contributions for govt. social insurance	790,718	796,276	828,906	880,871
Proprietors' income 6/	844,684	856,590	907,302	1,030,818
Farm proprietors' income	8,036	5,350	12,363	21,100
Nonfarm proprietors' income	836,648	851,240	894,939	1,009,718
Earnings by industry				
Farm earnings	33,421	26,489	32,043	44,692
Nonfarm earnings	11,150,728	11,624,808	11,936,556	12,709,945
Private earnings	9,247,335	9,586,602	9,777,644	10,425,461
Forestry, fishing, related activities, and other 7/	64,547	60,029	69,240	75,274
Forestry and logging	17,575	18,726	18,099	20,925
Fishing, hunting, and trapping	22,307	34,614	41,408	46,663
Agriculture and forestry support activities	24,665	6,689	9,733	7,686
Other 7/	0	0	0	0
Mining	34,894	18,415	18,239	16,126
Oil and gas extraction	1,198	(D)	(D)	697
Mining (except oil and gas)	(D)	(D)	16,435	(D)
Support activities for mining	(D)	(D)	(D)	(D)
Utilities	6,505	5,960	5,818	7,779
Construction	975,264	1,013,627	1,040,082	1,150,699
Construction of buildings	257,106	265,851	265,199	293,559
Heavy and civil engineering construction	134,055	145,332	167,180	154,558
Specialty trade contractors	584,103	602,444	607,703	702,582
Manufacturing	3,580,165	3,558,461	3,425,849	3,494,309
Durable goods manufacturing	3,335,485	3,261,493	3,172,714	3,246,239
Wood product manufacturing	93,501	82,999	99,641	114,776
Nonmetallic mineral product manufacturing	22,267	26,533	28,690	32,819
Primary metal manufacturing	6,660	4,918	4,530	5,718
Fabricated metal product manufacturing	130,153	123,485	128,361	134,985
Machinery manufacturing	34,114	37,394	36,814	41,440
Computer and electronic product manufacturing	479,132	430,634	481,755	488,190
Electrical equipment and appliance manufacturing	17,984	17,862	20,987	20,886
Motor vehicles, bodies & trailers, and parts mfg.	3,943	(D)	(D)	(D)
Other transportation equipment manufacturing	2,458,170	(D)	(D)	(D)
Furniture and related product manufacturing	60,234	56,591	59,594	67,958
Miscellaneous manufacturing	29,327	31,042	42,467	42,451
Nondurable goods manufacturing	244,680	296,968	253,135	248,070
Food manufacturing	54,822	52,704	53,523	52,505
Beverage and tobacco product manufacturing	1,516	1,561	16,247	6,060
Textile mills	(D)	(D)	(D)	(D)
Textile product mills	4,879	2,785	2,571	4,121
Apparel manufacturing	4,391	5,054	4,434	4,595
Leather and allied product manufacturing	(D)	1,507	1,420	2,590
Paper manufacturing	(D)	(D)	(D)	(D)
Printing and related support activities	35,798	38,108	42,110	41,556
Petroleum and coal products manufacturing	0	824	1,343	1,123
Chemical manufacturing	30,122	74,218	9,835	12,137
Plastics and rubber products manufacturing	34,349	35,491	36,064	38,071
Wholesale trade	320,611	338,451	351,423	389,786
Retail Trade	885,679	907,418	927,082	961,930

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Snohomish, Washington [53061]

Item	2001	2002	2003	2004
Motor vehicle and parts dealers	211,295	221,100	233,496	242,614
Furniture and home furnishings stores	34,702	31,673	30,078	30,476
Electronics and appliance stores	34,402	34,942	35,173	30,059
Building material and garden supply stores	88,689	95,503	98,584	104,596
Food and beverage stores	173,165	177,360	175,161	178,084
Health and personal care stores	57,999	59,950	49,260	52,247
Gasoline stations	37,426	33,411	32,783	31,988
Clothing and clothing accessories stores	39,960	40,640	42,581	44,888
Sporting goods, hobby, book and music stores	30,709	34,196	36,473	41,372
General merchandise stores	111,011	118,222	132,391	141,904
Miscellaneous store retailers	48,278	43,763	45,957	47,818
Nonstore retailers	18,043	16,658	15,145	15,884
Transportation and warehousing	143,468	146,390	156,395	172,257
Air transportation	1,986	2,271	4,925	5,026
Rail transportation	17,824	17,758	18,302	19,119
Water transportation	(D)	(D)	(D)	(D)
Truck transportation	42,569	53,002	53,248	59,481
Transit and ground passenger transportation	12,114	15,903	17,818	19,090
Pipeline transportation	9,724	565	151	165
Scenic and sightseeing transportation	(D)	(D)	(D)	(D)
Support activities for transportation	40,039	36,372	41,110	43,243
Couriers and messengers	(D)	(D)	16,660	18,170
Warehousing and storage	3,017	3,361	3,282	7,094
Information	212,829	246,025	244,153	260,297
Publishing industries, except Internet	64,407	66,910	66,867	72,296
Motion picture and sound recording industries	7,879	5,643	5,375	9,286
Broadcasting, except Internet	(D)	(D)	(D)	(D)
Internet publishing and broadcasts	(D)	(D)	(D)	(D)
Telecommunications	129,453	164,073	(D)	169,717
ISPs, search portals, and data processing	5,114	2,664	2,839	4,657
Other information services	344	(D)	(D)	(D)
Finance and insurance	513,644	603,877	689,950	763,287
Monetary authorities - central bank	0	0	0	0
Credit intermediation and related activities	185,878	233,780	290,293	344,586
Securities, commodity contracts, investments	(D)	(D)	(D)	(D)
Insurance carriers and related activities	258,635	299,311	323,871	335,708
Funds, trusts, and other financial vehicles	(D)	(D)	(D)	(D)
Real estate and rental and leasing	178,065	198,708	231,778	269,700
Real estate	156,722	178,878	209,300	239,527
Rental and leasing services	20,060	(D)	(D)	(D)
Lessors of nonfinancial intangible assets	1,283	(D)	(D)	(D)
Professional and technical services	527,643	519,362	519,667	570,692
Management of companies and enterprises	35,963	84,331	102,252	105,065
Administrative and waste services	232,130	237,967	249,700	320,403
Administrative and support services	215,385	222,282	229,380	298,352
Waste management and remediation services	16,745	15,685	20,320	22,051
Educational services	53,922	61,813	70,715	78,255
Health care and social assistance	821,504	894,684	931,776	997,115
Ambulatory health care services	512,491	530,460	556,824	596,190
Hospitals	(D)	(D)	(D)	(D)
Nursing and residential care facilities	102,602	124,461	130,504	134,599
Social assistance	(D)	(D)	(D)	(D)
Arts, entertainment, and recreation	64,173	74,062	80,277	93,531
Performing arts and spectator sports	11,761	12,301	14,475	16,724
Museums, historical sites, zoos, and parks	1,446	1,279	1,361	1,389
Amusement, gambling, and recreation	50,966	60,482	64,441	75,418
Accommodation and food services	248,729	252,879	276,543	294,414
Accommodation	19,104	18,812	18,443	20,347
Food services and drinking places	229,625	234,067	258,100	274,067
Other services, except public administration	347,600	364,143	386,705	404,542
Repair and maintenance	111,490	114,939	116,969	117,645
Personal and laundry services	76,473	75,928	75,425	82,535
Membership associations and organizations	124,355	138,961	146,015	153,205
Private households	35,282	34,315	48,296	51,157
Government and government enterprises	1,903,393	2,038,206	2,158,912	2,284,484
Federal, civilian	140,795	140,621	144,173	154,424
Military	335,502	376,955	409,952	459,447

See footnotes at end of table.
Table CA05N

April 2006

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Snohomish, Washington [53061]

Item	2001	2002	2003	2004
State and local	1,427,096	1,520,630	1,604,787	1,670,613
State government	222,937	237,296	252,969	254,855
Local government	1,204,159	1,283,334	1,351,818	1,415,758

See footnotes at end of table.
Table CA05N

April 2006

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

Footnotes for Table CA05 (NAICS)
Personal Income by Major Source and Earnings by Industry

1/ The estimates of earnings are based on the 2002 North American Industry Classification System (NAICS).

2/ Census Bureau midyear population estimates. Estimates for 2001-2004 reflect county population estimates available as of April 2005.

3/ Contributions for government social insurance are included in earnings by type and industry but they are excluded from personal income.

4/ The adjustment for residence is the net inflow of the earnings of interarea commuters. For the United States, it consists of adjustments for border workers: Wage and salary disbursements to U.S. residents commuting to Canada less wage and salary disbursements to Canadian and Mexican residents commuting into the United States.

5/ Rental income of persons includes the capital consumption adjustment.

6/ Proprietors' income includes the inventory valuation adjustment and capital consumption adjustment.

7/ "Other" consists of wage and salary disbursements to U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

8/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

o All state and local area dollar estimates are in current dollars (not adjusted for inflation).

E The estimate shown here constitutes the major portion of the true estimate.
(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.
(L) Less than $50,000, but the estimates for this item are included in the totals.
(N) Data not available for this year.

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Washington state total [53000]

Item	2001	2002	2003	2004
Employment by place of work				
Total employment	3,557,145	3,526,781	3,550,270	3,620,312
By type				
Wage and salary employment	2,942,687	2,902,830	2,913,395	2,957,913
Proprietors employment	614,458	623,951	636,875	662,399
Farm proprietors employment	35,276	35,348	34,028	33,559
Nonfarm proprietors employment 2/	579,182	588,603	602,847	628,840
By industry				
Farm employment	79,721	79,486	82,208	81,581
Nonfarm employment	3,477,424	3,447,295	3,468,062	3,538,731
Private employment	2,905,685	2,862,555	2,877,776	2,944,579
Forestry, fishing, related activities, and other 3/	50,941	52,569	50,183	50,209
Mining	5,766	5,033	5,452	5,901
Utilities	5,155	4,782	4,725	4,728
Construction	216,143	208,824	212,449	221,655
Manufacturing	332,319	301,420	282,245	279,653
Wholesale trade	132,365	127,645	127,814	132,028
Retail Trade	392,062	387,483	391,181	397,312
Transportation and warehousing	105,386	102,032	100,949	103,316
Information	108,349	101,575	100,637	101,698
Finance and insurance	140,186	140,420	143,972	144,736
Real estate and rental and leasing	131,046	132,371	139,873	145,914
Professional and technical services	233,234	230,393	231,119	234,837
Management of companies and enterprises	30,835	31,941	33,337	34,060
Administrative and waste services	161,095	161,631	167,095	180,482
Educational services	53,563	54,545	56,929	59,362
Health care and social assistance	319,763	328,132	334,801	342,368
Arts, entertainment, and recreation	75,744	79,323	80,346	83,908
Accommodation and food services	222,567	220,076	224,147	229,405
Other services, except public administration	189,166	192,360	190,522	193,007
Government and government enterprises	571,739	584,740	590,286	594,152
Federal, civilian	66,081	67,348	68,600	68,260
Military	74,302	75,587	76,437	76,029
State and local	431,356	441,805	445,249	449,863
State government	137,928	141,289	141,431	143,220
Local government	293,428	300,516	303,818	306,643

See footnotes at end of table.
Table CA25N

April 2006

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

King, Washington [53033]

Item	2001	2002	2003	2004
Employment by place of work				
Total employment	1,437,294	1,396,814	1,386,772	1,407,013
By type				
Wage and salary employment	1,225,246	1,179,964	1,164,149	1,174,680
Proprietors employment	212,048	216,850	222,623	232,333
Farm proprietors employment	1,314	1,316	1,267	1,250
Nonfarm proprietors employment 2/	210,734	215,534	221,356	231,083
By industry				
Farm employment	2,209	2,158	2,091	2,011
Nonfarm employment	1,435,085	1,394,656	1,384,681	1,405,002
Private employment	1,270,291	1,225,582	1,214,919	1,235,498
Forestry, fishing, related activities, and other 3/	4,836	5,327	4,815	4,503
Mining	1,483	1,262	1,430	1,523
Utilities	1,418	1,282	1,191	955
Construction	79,272	74,239	73,063	75,135
Manufacturing	139,153	126,557	113,424	111,356
Wholesale trade	71,512	68,678	67,735	68,766
Retail Trade	143,212	138,684	138,250	138,853
Transportation and warehousing	56,123	52,304	50,877	51,674
Information	77,073	72,194	71,724	72,697
Finance and insurance	70,946	69,996	70,930	69,805
Real estate and rental and leasing	59,224	58,718	61,518	63,807
Professional and technical services	134,225	126,929	125,879	126,713
Management of companies and enterprises	21,327	22,046	22,988	23,488
Administrative and waste services	77,650	73,846	74,414	80,302
Educational services	26,287	26,228	26,928	27,803
Health care and social assistance	114,019	115,821	117,476	121,221
Arts, entertainment, and recreation	35,341	36,274	37,107	39,316
Accommodation and food services	88,851	85,847	87,075	88,628
Other services, except public administration	68,339	69,350	68,095	68,953
Government and government enterprises	164,794	169,074	169,762	169,504
Federal, civilian	20,831	21,328	22,221	22,076
Military	7,653	7,685	7,683	7,487
State and local	136,310	140,061	139,858	139,941
State government	51,231	53,389	53,306	53,940
Local government	85,079	86,672	86,552	86,001

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Pierce, Washington (53053)

Item	2001	2002	2003	2004
Employment by place of work				
Total employment	334,293	336,672	343,163	352,598
By type				
Wage and salary employment	279,811	281,327	286,356	293,336
Proprietors employment	54,482	55,345	56,807	59,262
Farm proprietors employment	1,218	1,220	1,175	1,158
Nonfarm proprietors employment 2/	53,264	54,125	55,632	58,104
By industry				
Farm employment	2,066	2,072	2,043	1,977
Nonfarm employment	332,227	334,600	341,120	350,621
Private employment	256,276	257,092	262,665	270,765
Forestry, fishing, related activities, and other 3/	1,841	1,909	1,665	1,583
Mining	378	321	345	365
Utilities	673	618	621	656
Construction	22,071	22,095	23,583	25,322
Manufacturing	21,923	20,122	19,077	19,284
Wholesale trade	10,821	10,353	10,392	10,785
Retail Trade	38,003	38,376	38,498	39,654
Transportation and warehousing	9,767	9,941	10,763	11,105
Information	4,255	3,549	3,403	3,712
Finance and insurance	13,487	12,520	12,677	13,082
Real estate and rental and leasing	12,357	13,155	14,188	14,813
Professional and technical services	13,452	13,936	14,041	14,427
Management of companies and enterprises	1,355	1,304	1,543	1,639
Administrative and waste services	13,871	15,115	16,183	17,656
Educational services	5,900	6,090	6,222	6,466
Health care and social assistance	37,187	38,690	39,686	39,151
Arts, entertainment, and recreation	7,061	7,031	6,986	6,987
Accommodation and food services	21,621	21,162	22,101	23,017
Other services, except public administration	20,253	20,805	20,691	21,061
Government and government enterprises	75,951	77,508	78,455	79,856
Federal, civilian	9,404	9,502	9,535	9,595
Military	24,103	24,940	25,563	26,071
State and local	42,444	43,066	43,357	44,190
State government	11,444	11,503	11,317	11,702
Local government	31,000	31,563	32,040	32,488

See footnotes at end of table.
Table CA25N

April 2006

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Snohomish, Washington [53061]

Item	2001	2002	2003	2004
Employment by place of work				
Total employment	284,284	280,843	282,999	288,654
By type				
Wage and salary employment	235,135	230,812	231,735	235,190
Proprietors employment	49,149	50,031	51,264	53,464
Farm proprietors employment	1,387	1,389	1,338	1,319
Nonfarm proprietors employment 2/	47,762	48,642	49,926	52,145
By industry				
Farm employment	2,166	2,094	2,040	2,086
Nonfarm employment	282,118	278,749	280,959	286,568
Private employment	240,165	236,019	237,605	242,727
Forestry, fishing, related activities, and other 3/	1,672	1,729	1,603	1,578
Mining	652	357	399	364
Utilities	114	93	94	112
Construction	23,883	22,164	22,666	23,493
Manufacturing	53,869	47,519	44,972	43,705
Wholesale trade	6,936	7,091	7,226	7,555
Retail Trade	34,971	34,542	34,703	35,349
Transportation and warehousing	3,938	4,116	4,205	4,409
Information	4,811	4,997	4,784	4,655
Finance and insurance	10,505	11,573	12,301	12,668
Real estate and rental and leasing	9,896	10,380	11,041	11,617
Professional and technical services	13,274	13,057	13,049	13,541
Management of companies and enterprises	686	1,357	1,534	1,487
Administrative and waste services	11,694	12,090	12,689	14,084
Educational services	2,813	3,198	3,511	3,780
Health care and social assistance	22,676	23,655	23,869	24,256
Arts, entertainment, and recreation	4,822	5,211	5,362	5,690
Accommodation and food services	16,573	16,302	17,177	17,739
Other services, except public administration	16,380	16,588	16,420	16,645
Government and government enterprises	41,953	42,730	43,354	43,841
Federal, civilian	2,233	2,147	2,129	2,105
Military	7,704	7,635	7,392	7,545
State and local	32,016	32,948	33,833	34,191
State government	5,381	5,584	5,794	5,720
Local government	26,635	27,364	28,039	28,471

See footnotes at end of table.

Footnotes for Table CA25 (NAICS)
Full-time and Part-time Employment by Industry

1/ The estimates of employment are based on the 2002 North American Industry Classification System (NAICS).

2/ Excludes limited partners.

3/ "Other" consists of the number of jobs held by U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

4/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

(L) Less than 10 jobs, but the estimates for this item are included in the totals.

(N) Data not available for this year.

EXHIBIT III-1

First Savings Bank Northwest
General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 30, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
IMB	IndyMac Bancorp, Inc. of CA	NYSE	Pasadena, CA	Thrift	29,694	14	12-31	11/86	33.68	2,478
DSL	Downey Financial Corp. of CA	NYSE	Newport Beach CA	Thrift	15,238	172	12-31	01/71	72.62	2,023
FED	FirstFed Financial Corp. of CA	NYSE	Santa Monica, CA	Thrift	8,533	29	12-31	12/83	64.21	1,065
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Pomona, CA	Thrift	4,553	30	03-31	03/96	29.54	712
PROV	Provident Fin. Holdings of CA	NASDAQ	Riverside, CA	M.B.	1,770	12	06-30	06/96	24.23	159
HWFG	Harrington West Fncl Grp of CA	NASDAQ	Solvang, CA	Thrift	1,126	15	12-31	11/02	16.98	94
BOFI	Bofi Holding, Inc. Of CA	NASDAQ	San Diego, CA	Thrift	847	1	06-30	03/05	7.32	61
KFED	K-Fed Bancorp MHC of CA (37.3)	NASDAQ	Covina, CA	Thrift	799	5	06-30	03/04	18.55	259
FPTB	First PacTrust Bancorp of CA	NASDAQ	Chula Vista, CA	Thrift	788	9	12-31	08/02	25.24	111
BYFC	Broadway Financial Corp. of CA	NASDAQ	Los Angeles, CA	Thrift	305	4	12-31	01/96	11.01	18
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	NASDAQ	Coral Gables, FL	Thrift	13,943	55	09-30	12/85	22.36	816
BFF	BFC Financial Corp. of FL	NYSE	FortLauderdaleFL	Thrift	7,606 D	74	12-31	/	4.07	146
BBX	BankAtlantic Bancorp of FL	NYSE	FortLauderdaleFL	M.B.	6,380	75	12-31	11/83	9.32	558
FDT	Federal Trust Corp of FL	AMEX	Sanford, FL	Thrift	707	6	12-31	12/97	8.59	81
FCFL	First Community Bk Corp of FL	NASDAQ	Pinellas Park FL	Thrift	402	4	12-31	05/03	16.85	69
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	Philadelphia, PA	M.B.	82,192	677	12-31	08/86	23.41	11,200
HCBK	Hudson City Bancorp, Inc of NJ	NASDAQ	Paramus, NJ	Thrift	37,468	86	12-31	06/05	13.17	7,204
NYB	New York Community Bcrp of NY	NYSE	Westbury, NY	Thrift	27,979	143	12-31	11/93	17.54	5,199
AF	Astoria Financial Corp. of NY	NYSE	Lake Success, NY	Thrift	21,394	86	12-31	11/93	26.63	2,596
FNFG	First Niagara Fin. Group of NY	NASDAQ	Lockport, NY	Thrift	7,946 D	122	12-31	01/03	13.68	1,479
NWSB	Northwest Bcrp MHC of PA(39.1)	NASDAQ	Warren, PA	Thrift	6,732	154	06-30	11/94	27.95	1,392
PFS	Provident Fin. Serv. Inc of NJ	NYSE	Jersey City, NJ	Thrift	5,743 D	79	12-31	01/03	16.69	1,045
ISBC	Investors Bcrp MHC of NJ(45.7)	NASDAQ	Short Hills, NJ	Thrift	5,485	46	06-30	10/05	13.87	1,569
PRTR	Partners Trust Fin. Grp. of NY	NASDAQ	Utica, NY	Thrift	3,727	37	12-31	07/04	10.72	467
DCOM	Dime Community Bancshars of NY	NASDAQ	Brooklyn, NY	Thrift	3,299	20	12-31	06/96	13.46	485
TRST	TrustCo Bank Corp NY of NY	NASDAQ	Glenville, NY	Thrift	3,245	75	12-31	/	9.61	720
WSFS	WSFS Financial Corp. of DE	NASDAQ	Wilmington, DE	Div.	2,948	23	12-31	11/86	65.26	410
FFIC	Flushing Fin. Corp. of NY	NASDAQ	Lake Success, NY	Thrift	2,941	11	12-31	11/95	16.89	357
KNBT	KNBT Bancorp, Inc. of PA	NASDAQ	Bethlehem, PA	Thrift	2,907	57	12-31	11/03	15.22	421
PBNY	Provident NY Bncrp, Inc. of NY	NASDAQ	Montebello, NY	Thrift	2,802	39	09-30	01/04	13.57	575
OCFC	OceanFirst Fin. Corp of NJ	NASDAQ	Toms River, NJ	Thrift	2,048	17	12-31	07/96	17.69	218
KRNY	Kearny Fin Cp MHC of NJ (29.7)	NASDAQ	Fairfield, NJ	Thrift	2,008	25	06-30	02/05	13.67	979
ESBF	ESB Financial Corp. of PA	NASDAQ	Ellwood City, PA	Thrift	1,905	26	12-31	06/90	11.17	143
PVSA	Parkvale Financial Corp of PA	NASDAQ	Monroeville, PA	Thrift	1,825	47	06-30	07/87	29.90	169
WFBC	Willow Financial Bcp Inc of PA	NASDAQ	Maple Glen, PA	Thrift	1,533	14	06-30	04/02	11.58	181
ORIT	Oritani Fin Cp MHC of NJ(32.0)	NASDAQ	Twnship of WA NJ	Thrift	1,221	20	06-30	01/07	15.65	635
FMCO	FMS Fin Corp. of Burlington NJ	NASDAQ	Burlington, NJ	Thrift	1,169	41	12-31	12/88	31.37	205
SYNF	Synergy Financial Group of NJ	NASDAQ	Cranford, NJ	Thrift	967	18	12-31	01/04	13.69	156
ABBC	Abington Com Bcp MHC PA (42.9)	NASDAQ	Jenkintown, PA	Thrift	951	12	12-31	12/04	18.30	280
SVBI	Severn Bancorp, Inc. of MD	NASDAQ	Annapolis, MD	Thrift	912	2	12-31	/	18.17	183
ESSA	ESSA Bancorp, Inc. of PA	NASDAQ	Stroudsburg, PA	Thrift	907 P	0		04/07	11.45	194
GLK	Great Lakes Bancorp, Inc of NY	NYSE	Buffalo, NY	Thrift	905	14	12-31	/	14.25	156
ROMA	Roma Fin Corp MHC of NJ (31.0)	NASDAQ	Robbinsville, NJ	Thrift	888	8	12-31	07/06	16.50	540
CSBK	Clifton Svg Bp MHC of NJ(43.3)	NASDAQ	Clifton, NJ	Thrift	817 D	10	03-31	03/04	11.85	348
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	765 D	8	03-31	10/94	16.50	41
HARL	Harleysville Svgs Fin Cp of PA	NASDAQ	Harleysville, PA	Thrift	764	5	09-30	08/87	17.00	66
FXCB	Fox Chase Bncp MHC of PA(44.5)	NASDAQ	Hatboro, PA	Thrift	742	11	12-31	10/06	13.94	205
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Pittsburgh, PA	Thrift	728	13	09-30	06/88	17.70	53
BCSB	BCSB Bankcorp MHC of MD (36.5)	NASDAQ	Baltimore, MD	Thrift	726	17	09-30	07/98	14.16	84
THRD	TF Fin. Corp. of Newtown PA	NASDAQ	Newtown, PA	Thrift	662	14	12-31	07/94	30.15	88
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Bayonne, NJ	Thrift	640	9	12-31	11/89	20.81	104
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	NASDAQ	Ocean City, NJ	Thrift	574	6	12-31	12/04	13.30	114
ABNJ	American Bancorp of NJ	NASDAQ	Bloomfield, NJ	Thrift	554	2	09-30	10/05	11.08	141

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 30, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
FKFS	First Keystone Fin., Inc of PA	NASDAQ	Berwick, PA	Thrift	522	8	09-30	01/95	19.23	47
MGYR	Magyar Bancorp MHC of NJ(46.0)	NASDAQ	Nw Brunswick, NJ	Thrift	469	3	09-30	01/06	14.69	87
PBIP	Prudential Bncp MHC PA (42.7)	NASDAQ	Philadelphia, PA	Thrift	468	6	09-30	03/05	13.69	162
ONFC	Oneida Financl MHC of NY(44.6)	NASDAQ	Oneida, NY	Thrift	455	10	12-31	12/98	11.83	92
WSB	Washington SB, FSB of Bowie MD	AMEX	Bowie, MD	Thrift	434 D	5	07-31	08/88	8.58	65
ALLB	Alliance Bank MHC of PA (45.0)	NASDAQ	Broomall, PA	Thrift	419	9	12-31	01/07	9.56	69
COBK	Colonial Bank MHC of NJ (46.0)	NASDAQ	Bridgeton, NJ	Thrift	412	6	12-31	06/05	15.25	68
BFSB	Brooklyn Fed MHC of NY (30.0)	NASDAQ	Brooklyn, NY	Thrift	399	4	09-30	04/05	15.10	203
WVFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh, PA	Thrift	390	6	06-30	11/93	16.72	39
ESBK	Elmira Svgs Bank, FSB of NY	NASDAQ	Elmira, NY	Thrift	376	6	12-31	03/85	27.71	37
LSBK	Lake Shore Bnp MHC of NY(45.0)	NASDAQ	Dunkirk, NY	Thrift	352	8	12-31	04/06	12.35	82
GCBC	Green Co Bcrp MHC of NY (44.4)	NASDAQ	Catskill, NY	Thrift	321	7	06-30	12/98	14.70	61
PBHC	Pathfinder BC MHC of NY (35.8)	NASDAQ	Oswego, NY	Thrift	317	8	12-31	11/95	11.96	30
ROME	Rome Bancorp, Inc. of Rome NY	NASDAQ	Rome, NY	Thrift	303	4	12-31	03/05	12.46	106
NECB	NE Comm Bncrp MHC of NY (45.0)	NASDAQ	White Plains, NY	Thrift	290	6	12-31	07/06	12.47	165
FFCO	FedFirst Fin MHC of PA (45.8)	NASDAQ	Monessen, PA	Thrift	285	7	12-31	04/05	9.25	62
MSBF	MSB Fin Corp MHC of NJ (45.0)	NASDAQ	Millington, NJ	Thrift	283	4	06-30	01/07	11.50	65
IFSB	Independence FSB of DC	NASDAQ	Washington, DC	Thrift	161 D	5	12-31	06/85	10.00	16
CMSB	CMS Bancorp, Inc. of NY	NASDAQ	White Plains, NY	Thrift	140 P	0		04/07	10.51	22
GOV	Gouverneur Bcp MHC of NY(42.8)	AMEX	Gouverneur, NY	Thrift	132	2	09-30	03/99	11.00	25
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI	NYSE	Troy, MI	Thrift	15,432	128	12-31	04/97	13.09	816
MAFB	MAF Bancorp, Inc. of IL	NASDAQ	Clarendon Hls IL	Thrift	10,447	73	12-31	01/90	54.07	1,781
TFSL	TFS Fin Corp MHC of OH (31.5)	NASDAQ	Cleveland, OH	Thrift	9,551 P	40	09-30	04/07	12.30	4,088
CFFN	Capitol Fd Fn MHC of KS (29.5)	NASDAQ	Topeka, KS	Thrift	8,098	37	09-30	04/99	38.32	2,846
ABCW	Anchor BanCorp Wisconsin of WI	NASDAQ	Madison, WI	M.B.	4,506 D	57	03-31	07/92	28.56	622
BKMU	Bank Mutual Corp of WI	NASDAQ	Milwaukee, WI	Thrift	3,644	71	12-31	10/03	11.81	676
TONE	TierOne Corp. of Lincoln NE	NASDAQ	Lincoln, NE	Thrift	3,441	69	12-31	10/02	30.49	551
FPFC	First Place Fin. Corp. of OH	NASDAQ	Warren, OH	Thrift	3,095	27	06-30	01/99	20.27	354
UCFC	United Community Fin. of OH	NASDAQ	Youngstown OH	Thrift	2,713	35	12-31	07/98	10.50	322
CTZN	Citizens First Bancorp of MI	NASDAQ	Port Huron, MI	Thrift	1,792	23	12-31	03/01	21.81	178
WAUW	Wauwatosa Hlds MHC of WI(30.4)	NASDAQ	Wauwatosa, WI	Thrift	1,647	7	06-30	10/05	16.93	561
BFIN	BankFinancial Corp. of IL	NASDAQ	Burr Ridge, IL	Thrift	1,567	16	12-31	06/05	16.37	379
NASB	NASB Fin, Inc. of Grandview MO	NASDAQ	Grandview, MO	Thrift	1,546	8	09-30	09/85	35.36	284
FDEF	First Defiance Fin. Corp of OH	NASDAQ	Defiance, OH	Thrift	1,518	27	12-31	10/95	27.10	196
CITZ	CFS Bancorp, Inc of Munster IN	NASDAQ	Munster, IN	Thrift	1,237	22	12-31	07/98	14.85	163
HMNF	HMN Financial, Inc. of MN	NASDAQ	Rochester, MN	Thrift	1,117	13	12-31	06/94	34.34	148
PULB	Pulaski Fin Cp of St. Louis MO	NASDAQ	St. Louis, MO	Thrift	1,064	7	09-30	12/98	15.42	154
PCBI	Peoples Community Bcrp. of OH	NASDAQ	West Chester, OH	Thrift	1,011	14	09-30	03/00	14.65	71
HFFC	HF Financial Corp. of SD	NASDAQ	Sioux Falls, SD	Thrift	996	34	06-30	04/92	17.48	70
MFSF	MutualFirst Fin. Inc. of IN	NASDAQ	Muncie, IN	Thrift	991 S	19	12-31	12/99	18.97	83
PVFC	PVF Capital Corp. of Solon OH	NASDAQ	Solon, OH	R.E.	908	16	06-30	12/92	12.30	95
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Hopkinsville, KY	Thrift	770	9	12-31	02/98	15.91	58
CASH	Meta Financial Group of IA	NASDAQ	Storm Lake, IA	Thrift	729	16	09-30	09/93	37.75	97
FFSX	First Federal Bankshares of IA	NASDAQ	Sioux City, IA	Thrift	648	14	06-30	04/99	19.39	66
FFFD	North Central Bancshares of IA	NASDAQ	Fort Dodge, IA	Thrift	511	10	12-31	03/96	40.20	55
MFBC	MFB Corp. of Mishawaka IN	NASDAQ	Mishawaka, IN	Thrift	502	11	09-30	03/94	33.86	45
PFDC	Peoples Bancorp of Auburn IN	NASDAQ	Auburn, IN	Thrift	493	15	09-30	07/87	19.00	60
FCAP	First Capital, Inc. of IN	NASDAQ	Corydon, IN	Thrift	451	12	12-31	01/99	17.97	51
ASBI	Ameriana Bancorp of IN	NASDAQ	New Castle, IN	Thrift	437	10	12-31	03/87	10.75	32
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Wooster, OH	Thrift	409 D	11	03-31	01/03	13.43	43
UCBA	United Comm Bncp MHC IN (45.0)	NASDAQ	Lawrenceburg, IN	Thrift	386	5	06-30	03/06	12.16	101
FCLF	First Clover Leaf Fin Cp of IL	NASDAQ	Edwardsville, IL	Thrift	378	4	12-31	07/06	11.00	100
FBEI	First Bancorp of Indiana of IN	NASDAQ	Evansville, IN	Thrift	364	7	06-30	04/99	17.00	31
LSBI	LSB Fin. Corp. of Lafayette IN	NASDAQ	Lafayette, IN	Thrift	362	5	12-31	02/95	25.00	40
RIVR	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	339	6	12-31	12/96	17.38	28
FFHS	First Franklin Corp. of OH	NASDAQ	Cincinnati, OH	Thrift	331	8	12-31	01/88	16.99	29
CHEV	Cheviot Fin Cp MHC of OH(42.1)	NASDAQ	Cincinnati, OH	Thrift	315	5	12-31	01/04	13.65	127
CZWI	Citizens Comm Bncorp Inc of WI	NASDAQ	Eau Claire, WI	Thrift	302	12	09-30	11/06	9.25	66
FBTC	First BancTrust Corp of IL	NASDAQ	Paris, IL	Thrift	299	4	12-31	04/01	11.80	27

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 30, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
LBCP	Liberty Bancorp, Inc. of MO	NASDAQ	Liberty, MO	Thrift	299	6	09-30	07/06	10.90	52
JXSB	Jcksnville Bcp MHC of IL(47.7)	NASDAQ	Jacksonville, IL	Thrift	275	8	12-31	04/95	12.50	25
FFNM	First Fed of N. Michigan of MI	NASDAQ	Alpena, MI	Thrift	272	10	12-31	04/05	9.07	27
KFFB	KY Fst Fed Bp MHC of KY (44.5)	NASDAQ	Hazard, KY	Thrift	267	1	06-30	03/05	10.10	85
FBSI	First Bancshares, Inc. of MO	NASDAQ	Mntn Grove, MO	Thrift	242	10	06-30	12/93	16.50	26
CFBK	Central Federal Corp. of OH	NASDAQ	Fairlawn, OH	Thrift	241	4	12-31	12/98	6.70	31
BRBI	Blue River Bancshares of IN	NASDAQ	Shelbyville, IN	Thrift	231	5	12-31	06/98	6.52	23
PFED	Park Bancorp of Chicago IL	NASDAQ	Chicago, IL	Thrift	221	4	12-31	08/96	34.08	43
FFDF	FFD Financial Corp of Dover OH	NASDAQ	Dover, OH	Thrift	170	3	06-30	04/96	16.47	18
New England Companies										
PBCT	Peoples United Financial of CT	NASDAQ	Bridgeport, CT	Div.	13,594 P	157	12-31	04/07	19.97	5,968
NAL	NewAlliance Bancshares of CT	NYSE	New Haven, CT	Thrift	7,978	64	12-31	04/04	16.30	1,849
BRKL	Brookline Bancorp, Inc. of MA	NASDAQ	Brookline, MA	Thrift	2,351	15	12-31	07/02	11.95	733
BHLB	Berkshire Hills Bancorp of MA	NASDAQ	Pittsfield, MA	Thrift	2,175	25	12-31	06/00	32.04	282
RCKB	Rockville Fin MHC of CT (45.0)	NASDAQ	Vrn Rockville CT	Thrift	1,240	16	12-31	05/05	15.17	296
UBNK	United Fin Grp MHC of MA(46.4)	NASDAQ	W Springfield MA	Thrift	1,034	11	12-31	07/05	15.90	272
WFD	New Westfield Fin. Inc. of MA	AMEX	Westfield, MA	Thrift	1,014	10	12-31	01/07	10.20	326
BFBC	Benjamin Frkln Bncrp Inc of MA	NASDAQ	Franklin, MA	Thrift	891	9	12-31	04/05	15.00	123
MASB	MassBank Corp. of Reading MA	NASDAQ	Reading, MA	Thrift	828	15	12-31	05/86	32.80	142
LEGC	Legacy Bancorp, Inc. of MA	NASDAQ	Pittsfield, MA	Thrift	823	10	12-31	10/05	15.00	154
SIFI	SI Fin Gp Inc MHC of CT (41.3)	NASDAQ	Willimantic, CT	Thrift	760	16	12-31	10/04	12.71	158
HIFS	Hingham Inst. for Sav. of MA	NASDAQ	Hingham, MA	Thrift	699	8	12-31	12/88	32.75	69
NHTB	NH Thrift Bancshares of NH	NASDAQ	Newport, NH	Thrift	655	17	12-31	05/86	14.84	60
CEBK	Central Bncrp of Somerville MA	NASDAQ	Somerville, MA	Thrift	565 D	10	03-31	10/86	28.32	46
LSBX	LSB Corp of No. Andover MA	NASDAQ	North Andover, MA	Thrift	560	7	12-31	05/86	17.33	80
HBNK	Hampden Bancorp, Inc. of MA	NASDAQ	Springfield, MA	Thrift	511	7	06-30	01/07	11.60	92
PSBH	PSB Hldgs Inc MHC of CT (45.2)	NASDAQ	Putnam, CT	Thrift	483	4	06-30	10/04	10.70	73
CBNK	Chicopee Bancorp, Inc. of MA	NASDAQ	Chicopee, MA	Thrift	464	7	12-31	07/06	15.60	116
NVSL	Naug Vlly Fin MHC of CT (44.2)	NASDAQ	Naugatuck, CT	Thrift	424	6	12-31	10/04	11.99	89
NFSB	Newport Bancorp, Inc. of RI	NASDAQ	Newport, RI	Thrift	304	5	12-31	07/06	13.70	67
NEBS	New England Bnchrs Inc. of CT	NASDAQ	Enfield, CT	Thrift	276 D	8	03-31	12/05	12.65	68
MFLR	Mayflower Co-Op. Bank of MA	NASDAQ	Middleboro, MA	Thrift	239 D	6	04-30	12/87	10.30	22
North-West Companies										
WFSL	Washington Federal, Inc. of WA	NASDAQ	Seattle, WA	Thrift	9,878	121	09-30	11/82	24.89	2,174
FMSB	First Mutual Bncshrs Inc of WA	NASDAQ	Bellevue, WA	Thrift	1,057	12	12-31	12/85	22.19	148
RPFG	Ranier Pacific Fin Group of WA	NASDAQ	Tacoma, WA	Thrift	903 D	13	12-31	10/03	19.91	131
RVSB	Riverview Bancorp, Inc. of WA	NASDAQ	Vancouver, WA	Thrift	820	16	03-31	10/97	14.00	164
TSBK	Timberland Bancorp, Inc. of WA	NASDAQ	Hoquiam, WA	Thrift	618	25	09-30	01/98	33.26	121
South-East Companies										
NTBK	NetBank, Inc. of Alpharetta GA	NASDAQ	Alpharetta, GA	Thrift	3,688 D	1	12-31	07/97	0.33	17
FFCH	First Fin. Holdings Inc. of SC	NASDAQ	Charleston, SC	Thrift	2,691	47	09-30	11/83	33.08	395
SUPR	Superior Bancorp of AL	NASDAQ	Birmingham, AL	Thrift	2,452	59	12-31	12/98	10.03	348
ACFC	Atl Cst Fed Cp of GA MHC(36.8)	NASDAQ	Waycross, GA	Thrift	886	12	12-31	10/04	19.30	264
FFBH	First Fed. Bancshares of AR	NASDAQ	Harrison, AR	Thrift	835	15	12-31	05/96	24.03	117
CSBC	Citizens South Banking of NC	NASDAQ	Gastonia, NC	Thrift	738	11	12-31	10/02	12.76	102
TSH	Teche Hlding Cp of N Iberia LA	AMEX	New Iberia, LA	Thrift	720	17	09-30	04/95	43.70	97
CFFC	Community Fin. Corp. of VA	NASDAQ	Staunton, VA	Thrift	450 D	8	03-31	03/88	11.65	50
HBOS	Heritage Fn Gp MHC of GA(29.9)	NASDAQ	Albany, GA	Thrift	441	7	12-31	06/05	15.91	173
JFBI	Jefferson Bancshares Inc of TN	NASDAQ	Morristown, TN	Thrift	330	1	06-30	07/03	11.91	77
PEDE	Great Pee Dee Bancorp of SC	NASDAQ	Cheraw, SC	Thrift	219	3	06-30	12/97	15.80	28
GSLA	GS Financial Corp. of LA	NASDAQ	Metairie, LA	Thrift	169	4	12-31	04/97	20.00	25

South-West Companies

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 30, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
South-West Companies (continued)										
FBTX	Franklin Bank Corp of TX	NASDAQ	Houston, TX	Thrift	4,853	32	12-31	12/03	16.46	389
VPFG	ViewPoint Finl MHC of TX(45.0)	NASDAQ	Plano, TX	Thrift	1,606	34	12-31	10/06	18.53	470
OSBK	Osage Bancshares, Inc. of OK	NASDAQ	Pawhuska, OK	Thrift	126	2	06-30	01/07	9.21	33
Western Companies (Excl CA)										
UWBK	United Western Bncp, Inc of CO	NASDAQ	Denver, CO	Thrift	2,104	1	12-31	10/96	25.85	188
HOME	Home Fed Bncp MHC of ID (40.8)	NASDAQ	Nampa, ID	Thrift	746	15	09-30	12/04	17.14	260
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, *Div.=Diversified, and Ret.=Retail Banking.*
(3) BIF insured savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 05/30/07

EXHIBIT III-2

First Savings Bank Northwest
Public Market Pricing of Washington, Western U.S., and Selected Nationwide Thrifts

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of May 25, 2007

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	18.35	439.88	0.80	13.38	19.96	144.46	17.98	162.58	20.33	0.41	2.19	35.71	3,009	12.44	0.54	0.57	5.64	0.55	5.36
State of WA	22.85	547.61	1.29	13.78	14.64	168.28	18.03	187.25	15.64	0.51	2.25	43.23	2,655	10.90	0.12	1.13	10.63	1.08	9.84
Comparable Group																			
State of WA																			
FMSB First Mutual Bncshre Inc of WA	22.19	148.41	1.32	10.82	13.53	205.08	14.04	205.08	16.81	0.36	1.62	27.27	1,057	6.85	0.32	1.01	16.33	0.81	13.15
RPFG Ranier Pacific Fin Group of WA	19.91	130.81	0.42	13.37	NM	148.92	14.49	154.70	NM	0.26	1.31	61.90	903	9.73	0.03	0.33	3.45	0.31	3.22
RVSB Riverview Bancorp, Inc. of WA	14.00	163.91	0.97	8.56	14.14	163.55	19.98	221.87	14.43	0.40	2.86	41.24	820	12.22	0.15	1.43	12.10	1.40	11.86
TSBK Timberland Bancorp, Inc. of WA	33.26	121.37	2.15	21.32	15.05	156.00	19.64	171.44	15.47	0.72	2.16	33.49	618	12.59	0.04	1.39	10.31	1.35	10.03
WFSL Washington Federal, Inc. of WA	24.89	2173.57	1.57	14.83	15.85	167.84	22.01	183.15	15.85	0.82	3.29	52.23	9,878	13.11	0.08	1.51	10.93	1.51	10.93

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of May 25, 2007

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Financial Characteristics(6) Equity/ Assets (%)	Financial Characteristics(6) NPAs/ Assets (%)	Financial Characteristics(6) Reported ROA (%)	Financial Characteristics(6) Reported ROE (%)	Financial Characteristics(6) Core ROA (%)	Financial Characteristics(6) Core ROE (%)
All Public Companies	18.35	439.88	0.80	13.38	19.96	144.46	17.98	162.58	20.33	0.41	2.19	35.71	3,009	12.44	0.54	0.57	5.64	0.55	5.36
State of CA	30.34	681.90	2.00	21.72	13.15	144.99	12.67	148.57	15.70	0.58	2.19	29.02	6,365	8.31	0.32	0.86	11.24	0.64	8.25
Comparable Group																			
State of CA																			
BOFI Bofi Holding, Inc. Of CA	7.32	60.59	0.32	8.21	20.33	89.16	7.15	89.16	22.88	0.00	0.00	0.00	847	8.02	NA	0.39	4.52	0.34	4.02
BYFC Broadway Financial Corp. of CA	11.01	18.03	0.97	10.89	11.35	101.10	5.92	101.10	11.35	0.20	1.82	20.62	305	5.85	0.01	0.54	9.41	0.54	9.41
DSL Downey Financial Corp. of CA	72.62	2022.76	6.39	51.68	9.95	140.52	13.27	140.82	11.36	0.48	0.66	7.51	15,238	9.45	0.68	1.21	15.10	1.06	13.22
FPTB First PacTrust Bancorp of CA	25.24	111.46	1.05	18.83	24.04	134.04	14.15	134.04	24.04	0.72	2.85	68.57	788	10.56	0.24	0.58	5.74	0.58	5.74
FED FirstFed Financial Corp. of CA	64.21	1065.44	7.50	44.05	8.17	145.77	12.49	145.93	8.56	0.00	0.00	0.00	8,533	8.57	0.21	1.34	19.51	1.28	18.62
HWFG Harrington West Fncl Grp of CA	16.98	94.19	1.46	12.48	11.79	136.06	8.36	149.87	11.63	0.50	2.94	34.25	1,126	6.15	0.01	0.70	12.11	0.71	12.28
IMB IndyMac Bancorp, Inc. of CA	33.68	2478.14	-1.42	27.93	7.85	120.59	8.35	127.58	NM	2.00	5.94	NM	29,694	6.92	0.63	1.17	16.67	-0.39	-5.52
KFED K-Fed Bancorp MHC of CA (37.3)	18.55	97.67	0.34	6.56	NM	282.77	32.44	296.80	NM	0.40	2.16	NM	799	11.47	NA	0.62	5.13	0.62	5.13
PFB PFF Bancorp, Inc. of Pomona CA	29.54	712.18	2.33	16.47	12.73	179.36	15.64	179.90	12.68	0.76	2.57	32.62	4,553	8.73	0.03	1.24	14.51	1.24	14.57
PROV Provident Fin. Holdings of CA	24.23	158.56	1.05	20.11	12.12	120.49	8.96	120.49	23.08	0.72	2.97	68.57	1,770	7.43	0.78	0.78	9.67	0.41	5.07

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of May 25, 2007

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (X)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Financial Characteristics(6): Equity/ Assets (%)	Financial Characteristics(6): NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	18.35	439.88	0.80	13.38	19.96	144.46	17.98	162.58	20.33	0.41	2.19	35.71	3,009	12.44	0.54	0.57	5.64	0.55	5.36
Special Selection Grouping(8)	21.50	146.85	0.88	11.22	22.28	202.66	21.91	202.66	17.95	0.23	1.11	22.34	1,425	10.05	0.64	0.58	6.57	0.56	7.08
Comparable Group																			
Special Comparative Group(8)																			
HOME Home Fed Bncp MHC of ID (40.9)	17.14	106.10	0.32	7.31	NM	234.47	34.90	234.47	NM	0.22	1.28	28.02	746	14.88	NA	0.76	5.36	0.64	4.51
UWBK United Western Bncp, Inc of CO	25.85	187.59	1.44	15.13	22.28	170.85	8.92	170.85	17.95	0.24	0.93	16.67	2,104	5.22	0.64	0.39	7.77	0.49	9.65

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Western Companies (Excl CA);

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of May 25, 2007

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Financial Characteristics(6) Equity/ Assets (%)	Financial Characteristics(6) NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	18.35	439.88	0.80	13.38	19.96	144.46	17.98	162.58	20.33	0.41	2.19	35.71	3,009	12.44	0.54	0.57	5.64	0.55	5.36
Special Selection Grouping(8)	15.74	1338.75	0.53	11.17	25.15	153.08	26.17	197.68	24.41	0.31	1.98	35.58	6,504	17.11	0.33	0.67	4.20	0.70	4.40
Comparable Group																			
Special Comparative Group(8)																			
BKMU Bank Mutual Corp of WI	11.81	675.95	0.33	8.82	33.74	133.90	10.55	150.45	35.79	0.32	2.71	NM	3,644	13.85	0.46	0.57	3.83	0.54	3.61
BFIN BankFinancial Corp. of IL	16.37	379.37	0.36	13.36	NM	122.53	24.21	136.53	NM	0.28	1.71	NM	1,567	19.76	0.57	0.53	2.63	0.51	2.56
BHLB Berkshire Hills Bancorp of MA	32.04	282.18	1.63	29.87	24.84	107.26	12.98	198.64	19.66	0.56	1.75	34.36	2,175	12.10	0.61	0.53	4.47	0.67	5.64
BRKL Brookline Bancorp, Inc. of MA	11.95	732.70	0.33	9.26	36.21	129.05	31.16	141.59	36.21	0.34	2.85	NM	2,351	24.15	0.08	0.86	3.47	0.86	3.47
FNFG First Niagara Fin. Group of NY	13.68	1479.08	0.79	12.83	17.77	106.63	18.61	231.47	17.32	0.52	3.80	65.82	7,946	17.46	0.20	1.05	6.00	1.07	6.16
HCBK Hudson City Bancorp, Inc of NJ	13.17	7203.67	0.52	8.83	25.33	149.15	19.23	154.40	25.33	0.32	2.43	61.54	37,468	12.89	0.09	0.85	5.71	0.85	5.71
ISBC Investors Bcrp MHC of NJ(45.7)	13.07	737.55	0.25	7.64	NM	181.54	28.60	181.54	NM	0.00	0.00	0.00	5,485	15.75	0.22	0.48	2.91	0.52	3.16
KNBT KNBT Bancorp, Inc. of PA	15.22	420.54	0.88	13.09	17.91	116.27	14.47	183.82	17.30	0.40	2.63	45.45	2,907	12.44	0.21	0.80	6.64	0.83	6.88
KRNY Kearny Fin Cp MHC of NJ (29.7)	13.67	294.42	0.05	6.61	NM	206.81	48.75	250.37	NM	0.20	1.46	NM	2,008	23.57	0.04	0.18	0.74	0.18	0.74
NFD New Westfield Fin. Inc. of MA	10.20	325.64	0.18	9.19	NM	110.99	32.11	110.99	NM	0.20	1.96	NM	1,014	28.93	0.10	0.60	2.92	0.64	3.09
NYB New York Community Bcrp of NY	17.54	5198.59	0.85	12.52	22.49	140.10	18.58	355.06	20.64	1.00	5.70	NM	27,979	13.26	0.08	0.82	6.37	0.89	6.94
NAL NewAlliance Bancshares of CT	16.30	1849.27	0.43	12.62	38.81	129.16	23.18	220.27	37.91	0.26	1.60	60.47	7,978	17.95	0.17	0.65	3.50	0.67	3.58
ORIT Oritani Fin Cp MHC of NJ(32.0)	15.65	203.09	0.08	6.55	NM	238.93	51.98	238.93	NM	0.00	0.00	0.00	1,221	21.75	NA	0.21	1.35	0.23	1.54
PRTR Partners Trust Fin. Grp. of NY	10.72	467.20	0.53	11.29	21.44	94.95	12.54	194.20	20.23	0.28	2.61	52.83	3,727	13.20	0.11	0.58	4.39	0.61	4.65
PBCT Peoples United Financial of CT	19.97	5967.64	0.69	14.41	30.72	138.58	43.90	142.03	28.94	0.53	2.65	NM	13,594	31.68	0.21	1.43	4.51	1.52	4.79
PFS Provident Fin. Serv. Inc of NJ	16.69	1045.16	0.84	16.27	19.41	102.58	18.20	176.99	19.87	0.40	2.40	47.62	5,743	17.74	0.14	0.91	5.18	0.89	5.06
PBNY Provident NY Bncrp, Inc. of NY	13.57	575.06	0.47	9.74	29.50	139.32	20.53	238.49	28.87	0.20	1.47	42.55	2,802	14.73	0.33	0.70	4.85	0.71	4.96
RCKB Rockville Fin MHC of CT (45.0)	15.17	132.68	0.34	7.99	NM	189.86	23.83	191.06	NM	0.00	0.00	0.00	1,240	12.55	0.11	0.57	4.40	0.56	4.28
TFSL TFS Fin Corp MHC of OH (31.5)	12.30	1293.96	0.24	5.56	NM	221.22	42.80	221.22	NM	0.00	0.00	0.00	9,551	19.35	1.12	0.52	2.70	0.84	4.32
UBNK United Fin Grp MHC of MA(46.4)	15.90	126.63	0.25	8.10	NM	196.30	26.30	196.78	NM	0.24	1.51	NM	1,034	13.40	0.18	0.40	2.97	0.42	3.09
VPFG ViewPoint Finl MHC of TX(45.0)	18.53	215.04	0.17	8.40	NM	220.60	29.76	220.60	NM	0.20	1.08	NM	1,606	13.49	0.24	0.28	2.34	0.28	2.34
WFSL Washington Federal, Inc. of WA	24.89	2173.57	1.57	14.83	15.85	167.84	22.01	183.15	15.85	0.82	3.29	52.33	9,878	13.11	0.08	1.51	10.93	1.51	10.93
WAUW Wauwatosa Hlds MHC of WI(30.4)	16.93	170.06	0.22	6.94	NM	243.95	34.06	243.95	NM	0.00	0.00	0.00	1,647	13.96	1.78	0.45	3.09	0.45	3.09
WFBC Willow Financial Bcp Inc of PA	11.58	180.95	0.65	13.40	18.09	86.42	11.80	181.79	17.82	0.46	3.97	70.77	1,533	13.66	0.64	0.64	4.85	0.65	4.92

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Assets Over $1 Billion; Equity/Assets >12%;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3

First Savings Bank Northwest
Peer Group Summary Demographic and Deposit Market Share Data

Exhibit III-3
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2006 (000)	Proj. Pop. 2011	2000-2006 % Change	2006-2011 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
BankFinancial Corp. of IL	Cook, IL	5,377	5,435	5,483	1.1%	0.9%	28,530	99.9%	0.5%
Berkshire Hills Bancorp, Inc. of MA	Berkshire	135	134	133	-0.9%	-0.3%	27,787	81.0%	33.6%
Brookline Bancorp, Inc. of MA	Norfolk	650	666	676	2.4%	1.6%	44,502	129.7%	4.7%
First Mutual Bancshares, Inc. of WA	King	1,737	1,832	1,898	5.5%	3.6%	38,364	132.0%	1.5%
First PacTrust Bancorp of CA	San Diego	2,814	3,068	3,268	9.0%	6.5%	28,402	101.6%	0.9%
Ranier Pacific Fin. Group of WA	Pierce	701	768	818	9.5%	6.6%	26,379	90.8%	5.4%
Riverview Bancorp, Inc. of WA	Clark	345	408	468	18.2%	14.8%	27,503	94.6%	11.3%
Timberland Bancorp, Inc. of WA	Grays' Harbor	67	71	72	5.2%	2.3%	20,542	70.7%	19.8%
Washington Federal, Inc. of WA	King	1,737	1,832	1,898	5.5%	3.6%	38,364	132.0%	3.2%
Willow Financial Bancorp, Inc. of PA	Montgomery	750	781	805	4.1%	3.1%	40,652	151.7%	1.5%
	Averages:	1,431	1,499	1,552	6.0%	4.3%	32,103	108.4%	8.2%
	Medians:	725	774	812	5.3%	3.3%	28,466	100.7%	3.9%
First SB of Renton	**King**	**1,737**	**1,832**	**1,898**	**5.5%**	**3.6%**	**38,364**	**132.0%**	**1.5%**

(1) Total institution deposits in headquarters county as percent of total county deposits.
Sources: ESRI, FDIC.

EXHIBIT IV-1

Stock Prices:
As of May 25, 2007

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2007

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(125)	19.49	28,700	528.6	24.01	17.52	19.32	0.76	-1.46	-4.84	1.05	0.97	15.20	13.59	161.40
SAIF-Insured Thrifts(125)	19.49	28,700	528.6	24.01	17.52	19.32	0.76	-1.46	-4.84	1.05	0.97	15.20	13.59	161.40
NYSE Traded Companies(13)	28.11	110,300	2,474.7	32.93	23.79	27.28	2.51	-7.64	-8.82	2.23	1.65	20.47	17.47	228.20
AMEX Traded Companies(5)	17.51	10,725	121.9	21.02	15.46	17.14	1.20	2.21	-5.87	1.02	1.08	14.55	13.71	158.87
NASDAQ Listed OTC Companies(107)	18.57	19,981	319.6	23.10	16.89	18.49	0.53	-0.91	-4.33	0.91	0.88	14.61	13.13	153.67
California Companies(9)	31.65	18,729	746.8	36.99	26.87	30.69	2.37	-6.44	-7.14	3.07	2.18	23.41	23.08	288.23
Florida Companies(5)	14.28	27,448	380.3	20.15	13.51	14.37	-0.56	-25.93	-18.46	1.03	0.90	11.20	10.65	165.68
Mid-Atlantic Companies(35)	17.83	60,064	1,037.1	20.50	16.29	17.69	0.66	-3.21	-4.29	0.86	0.89	13.10	10.87	144.16
Mid-West Companies(41)	18.71	9,016	145.0	21.25	16.77	18.62	0.67	-2.12	-4.07	0.90	0.86	15.75	14.25	169.04
New England Companies(17)	18.26	33,955	599.8	31.36	16.94	18.09	1.07	8.47	-3.56	0.55	0.58	15.39	13.63	125.01
North-West Companies(5)	22.85	23,188	547.6	26.07	20.19	23.05	-0.69	9.10	-3.27	1.37	1.29	13.78	12.60	129.58
South-East Companies(10)	20.33	8,388	137.7	23.62	18.44	20.09	0.84	0.54	-5.67	1.25	1.22	15.17	13.88	144.11
South-West Companies(2)	12.84	13,609	210.9	17.85	11.95	12.69	0.88	-15.37	-19.78	0.45	0.19	12.38	8.98	120.24
Western Companies (Excl CA)(1)	25.85	7,257	187.6	26.32	18.75	25.99	-0.54	12.69	29.31	1.16	1.44	15.13	15.13	289.88
Thrift Strategy(118)	19.07	22,641	391.9	22.01	17.18	18.90	0.77	-1.66	-4.67	1.02	0.94	15.10	13.52	159.10
Mortgage Banker Strategy(4)	21.38	141,644	3,134.5	26.42	19.75	21.35	0.16	-12.19	-15.39	1.06	0.92	15.49	12.07	188.94
Real Estate Strategy(1)	12.30	7,730	95.1	12.84	9.71	11.98	2.67	33.00	16.37	0.67	0.65	9.23	9.23	117.41
Diversified Strategy(2)	42.62	152,557	3,188.8	136.49	36.21	42.19	0.64	19.04	-4.26	2.79	2.89	23.06	22.77	257.31
Companies Issuing Dividends(110)	19.75	30,946	569.2	24.52	17.82	19.56	0.87	-1.99	-5.23	1.10	1.03	15.31	13.61	164.26
Companies Without Dividends(15)	17.39	10,386	197.9	19.84	15.11	17.33	-0.19	2.90	-1.69	0.61	0.49	14.31	13.47	138.09
Equity/Assets <6%(6)	19.79	41,047	886.8	23.55	17.18	19.54	1.29	-8.65	-1.87	1.51	1.41	14.63	14.09	264.97
Equity/Assets 6-12%(78)	21.68	16,721	373.6	25.22	19.41	21.45	0.81	-3.90	-5.99	1.31	1.19	16.23	14.77	197.38
Equity/Assets >12%(41)	15.56	48,521	760.9	21.89	14.20	15.48	0.61	3.76	-3.17	0.52	0.53	13.43	11.45	84.72
Converted Last 3 Mths (no MHC)(3)	13.98	105,955	2,061.2	75.44	12.20	14.02	-0.36	17.40	4.53	0.36	0.36	13.55	12.43	55.74
Actively Traded Companies(10)	24.90	66,484	1,582.5	28.88	23.13	24.83	0.46	-1.94	-6.63	1.05	1.16	17.63	15.80	196.93
Market Value Below $20 Million(4)	12.49	1,432	17.3	14.61	11.15	12.80	-2.51	-5.88	-0.63	0.19	-0.05	11.66	11.66	147.64
Holding Company Structure(118)	19.74	30,137	557.5	24.35	17.73	19.56	0.80	-1.29	-5.05	1.08	1.00	15.36	13.65	162.15
Assets Over $1 Billion(54)	22.17	63,081	1,182.4	29.70	19.83	21.84	1.28	-4.58	-8.34	1.43	1.22	16.01	13.31	178.11
Assets $500 Million-$1 Billion(36)	20.82	5,743	96.9	23.61	18.71	20.73	0.52	1.66	-1.65	1.06	1.09	16.26	14.98	181.34
Assets $250-$500 Million(24)	14.52	4,123	54.0	16.37	13.37	14.46	0.32	2.07	-2.96	0.60	0.64	12.89	12.38	123.02
Assets less than $250 Million(11)	14.19	2,212	25.9	16.53	12.49	14.16	0.17	-5.19	-3.57	0.26	0.18	13.23	13.09	107.34
Goodwill Companies(89)	21.01	37,875	712.9	26.54	18.84	20.79	0.86	-3.17	-6.56	1.23	1.13	16.13	13.83	174.39
Non-Goodwill Companies(36)	15.99	7,546	103.9	18.16	14.48	15.91	0.53	2.48	-0.90	0.63	0.59	13.04	13.04	131.47
Acquirors of FSLIC Cases(4)	29.57	29,931	1,061.0	31.87	24.71	28.88	-0.07	-4.70	-3.18	1.66	1.35	21.36	20.95	227.50

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2007

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(40)	14.79	27,960	161.9	16.10	12.68	14.62	1.23	15.68	1.53	0.28	0.27	7.70	7.33	58.65
SAIF-Insured Thrifts(40)	14.79	27,960	161.9	16.10	12.68	14.62	1.23	15.68	1.53	0.28	0.27	7.70	7.33	58.65
AMEX Traded Companies(1)	11.00	2,299	10.8	14.35	10.60	11.00	0.00	-18.52	-12.00	0.44	0.50	8.78	8.78	57.62
NASDAQ Listed OTC Companies(39)	14.89	28,653	166.0	16.15	12.73	14.72	1.26	16.61	1.89	0.27	0.27	7.67	7.29	58.68
California Companies(1)	18.55	13,970	97.7	20.08	13.72	18.50	0.27	34.91	-1.59	0.34	0.34	6.56	6.25	57.18
Mid-Atlantic Companies(23)	13.81	21,526	130.2	15.29	12.10	13.66	1.11	14.03	1.62	0.28	0.28	7.76	7.35	57.29
Mid-West Companies(7)	16.57	66,816	350.2	17.74	14.61	16.59	-0.03	9.33	2.52	0.27	0.27	8.24	7.77	62.62
New England Companies(5)	13.29	12,641	79.4	14.51	11.30	12.74	4.01	11.01	-0.54	0.24	0.24	7.44	7.17	62.71
South-East Companies(2)	17.61	12,281	75.7	18.53	13.75	17.80	-1.18	24.60	0.71	0.30	0.30	6.22	6.07	52.67
South-West Companies(1)	18.53	25,789	215.0	19.00	14.25	17.83	3.93	85.30	9.39	0.17	0.17	8.40	8.40	62.27
Western Companies (Excl CA)(1)	17.14	15,189	106.1	17.99	13.50	16.83	1.84	11.08	-0.12	0.38	0.32	7.31	7.31	49.11
Thrift Strategy(40)	14.79	27,960	161.9	16.10	12.68	14.62	1.23	15.68	1.53	0.28	0.27	7.70	7.33	58.65
Companies Issuing Dividends(27)	15.29	17,875	125.8	16.72	12.91	15.10	1.40	14.17	-0.64	0.31	0.30	7.82	7.29	61.68
Companies Without Dividends(13)	13.69	49,811	240.3	14.76	12.16	13.58	0.86	18.96	6.23	0.20	0.21	7.44	7.42	52.10
Equity/Assets 6-12%(14)	16.53	15,222	137.2	18.17	14.01	16.46	0.62	10.40	-0.94	0.37	0.36	8.34	7.76	85.47
Equity/Assets >12%(25)	13.77	35,390	176.4	14.90	11.90	13.55	1.59	18.76	2.96	0.22	0.22	7.33	7.08	43.01
Holding Company Structure(37)	14.80	28,782	166.7	16.16	12.71	14.62	1.31	15.58	1.72	0.28	0.28	7.78	7.39	60.12
Assets Over $1 Billion(10)	18.83	77,716	455.7	20.40	16.25	18.50	2.25	24.08	5.89	0.30	0.31	8.17	7.72	61.56
Assets $500 Million-$1 Billion(10)	15.41	17,568	103.6	16.18	12.56	15.25	1.09	26.30	0.57	0.27	0.26	7.11	7.03	50.63
Assets $250-$500 Million(19)	12.60	7,499	39.9	13.90	10.96	12.50	0.82	8.59	0.34	0.26	0.25	7.64	7.18	60.56
Assets less than $250 Million(1)	11.00	2,299	10.8	14.35	10.60	11.00	0.00	-18.52	-12.00	0.44	0.50	8.78	8.78	57.62
Goodwill Companies(18)	14.49	36,209	181.1	15.91	12.36	14.29	1.39	12.48	-0.64	0.27	0.27	7.58	6.76	64.37
Non-Goodwill Companies(22)	15.03	21,282	146.4	16.26	12.94	14.88	1.10	18.27	3.28	0.28	0.27	7.80	7.80	54.03
MHC Institutions(40)	14.79	27,960	161.9	16.10	12.68	14.62	1.23	15.68	1.53	0.28	0.27	7.70	7.33	58.65
MHC Converted Last 3 Months(1)	12.30	332,319	1,294.0	12.60	11.57	12.45	-1.20	23.00	23.00	0.15	0.24	5.56	5.56	28.74

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2007

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	26.63	97,477	2,595.8	31.75	25.75	26.30	1.25	-12.55	-11.70	1.66	1.65	12.49	10.59	219.48
BFF	BFC Financial Corp. of FL(8)	4.07	35,847	145.9	7.35	3.59	4.18	-2.63	-38.80	-38.80	-0.10	-0.24	4.54	2.38	212.17
BBX	BankAtlantic Bancorp of FL	9.32	59,832	557.6	15.13	9.13	9.29	0.32	-37.91	-32.51	0.24	0.05	8.61	7.32	106.63
DSL	Downey Financial Corp. of CA	72.62	27,854	2,022.8	75.29	59.08	69.45	4.56	5.63	0.06	7.30	6.39	51.68	51.57	547.06
FED	FirstFed Financial Corp. of CA	64.21	16,593	1,065.4	69.70	49.57	62.61	2.56	8.50	-4.12	7.86	7.50	44.05	44.00	514.28
FBC	Flagstar Bancorp, Inc. of MI	13.09	62,360	816.3	16.61	11.22	12.69	3.15	-19.45	-11.79	1.03	0.61	12.79	12.79	247.47
GLK	Great Lakes Bancorp, Inc of NY	14.25	10,922	155.6	18.25	11.68	14.45	-1.38	-17.68	1.50	-0.13	-0.13	12.42	12.42	82.84
IMB	IndyMac Bancorp, Inc. of CA	33.68	73,579	2,478.1	48.14	26.27	31.80	5.91	-27.08	-25.42	4.29	-1.43	27.93	26.40	403.57
NYB	New York Community Bcrp of NY	17.54	296,385	5,198.6	18.15	15.69	17.39	0.86	5.09	8.94	0.78	0.85	12.52	4.94	94.40
NAL	NewAlliance Bancshares of CT	16.30	113,452	1,849.3	16.96	13.55	15.12	7.80	15.77	-0.61	0.42	0.43	12.62	7.40	70.32
PFB	PFF Bancorp, Inc. of Pomona CA	29.54	24,109	712.2	39.49	27.39	28.08	5.20	-13.30	-14.40	2.32	2.33	16.47	16.42	188.87
PFS	Provident Fin. Serv. Inc of NJ	16.69	62,622	1,045.2	18.94	16.26	16.51	1.09	-9.59	-7.94	0.86	0.84	16.27	9.43	91.71
SOV	Sovereign Bancorp, Inc. of PA	23.41	478,418	11,199.8	26.70	19.90	23.71	-1.27	10.84	-7.80	0.07	0.75	17.77	6.33	171.80
AMEX Traded Companies															
CNY	Carver Bancorp, Inc. of NY	16.50	2,515	41.5	18.12	15.25	16.50	0.00	-2.94	5.91	0.93	1.32	19.99	17.56	304.13
FDT	Federal Trust Corp of FL	8.59	9,389	80.7	11.65	8.25	8.55	0.47	-24.85	-14.95	0.26	0.23	5.82	5.82	75.33
GOV	Gouverneur Bcp MHC of NY(42.8)	11.00	2,299	10.8	14.35	10.60	11.00	0.00	-18.52	-12.00	0.44	0.50	8.78	8.78	57.62
NFD	New Westfield Fin. Inc. of MA	10.20	31,925	325.6	11.13	7.26	10.11	0.89	39.34	-3.23	0.17	0.18	9.19	9.19	31.77
TSH	Teche Hlding Cp of N Iberia LA	43.70	2,209	96.5	54.40	38.61	42.00	4.05	-0.27	-15.15	3.27	3.25	29.61	27.87	325.99
WSB	Washington SB, FSB of Bowie MD	8.58	7,588	65.1	9.80	7.95	8.53	0.59	-0.23	-1.94	0.48	0.43	8.12	8.12	57.15
NASDAQ Listed OTC Companies															
ABBC	Abington Com Bcp MHC PA (42.9)(8)	18.30	15,288	120.0	20.39	13.66	18.32	-0.11	31.84	-4.59	0.43	0.43	7.56	7.56	62.22
ALLB	Alliance Bank MHC of PA (45.0)	9.56	7,225	31.1	13.79	9.15	9.56	0.00	-16.36	-11.15	0.19	0.19	6.86	6.86	58.02
ASBI	Ameriana Bancorp of IN	10.75	2,989	32.1	14.25	10.01	10.84	-0.83	-22.66	-17.75	-0.41	-0.13	10.84	10.56	146.20
ABNJ	American Bancorp of NJ	11.08	12,753	141.3	12.39	10.60	11.15	-0.63	-2.81	-7.51	0.10	0.10	8.54	8.54	43.46
ABCW	Anchor BanCorp Wisconsin of WI	28.56	21,783	622.1	31.03	26.62	28.37	0.67	-4.77	-0.90	1.94	1.82	15.45	14.53	206.85
ACFC	Atl Cst Fed Cp of GA MHC(36.8)	19.30	13,673	98.0	20.06	14.90	19.34	-0.21	26.81	5.87	0.35	0.35	6.58	6.37	64.80
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	14.16	5,915	30.6	17.30	10.55	14.35	-1.32	8.92	-5.60	-1.79	-1.14	5.82	5.40	122.81
BKMU	Bank Mutual Corp of WI	11.81	57,235	675.9	12.76	10.93	11.60	1.81	2.43	-2.48	0.35	0.33	8.82	7.85	63.66
BFIN	BankFinancial Corp. of IL	16.37	23,175	379.4	18.50	15.45	16.21	0.99	2.31	-8.09	0.37	0.36	13.36	11.99	67.61
BKUNA	BankUnited Fin. Corp. of FL	22.36	36,502	816.2	31.82	19.92	21.63	3.37	-28.31	-20.03	2.72	2.39	21.84	21.06	381.99
BFBC	Benjamin Frkln Bncrp Inc of MA	15.00	8,200	123.0	16.94	13.50	14.41	4.09	8.46	-7.98	0.50	0.64	13.29	8.83	108.68
BHLB	Berkshire Hills Bancorp of MA	32.04	8,807	282.2	39.67	31.70	32.06	-0.06	-6.12	-4.24	1.29	1.63	29.87	16.13	246.91
BRBI	Blue River Bancshares of IN	6.52	3,507	22.9	7.00	1.49	6.25	4.32	-3.41	6.89	0.16	0.16	5.14	4.17	65.90
BOFI	Bofi Holding, Inc. Of CA	7.32	8,277	60.6	8.16	6.09	7.20	1.67	-9.07	5.63	0.36	0.32	8.21	8.21	102.33
BYFC	Broadway Financial Corp. of CA	11.01	1,638	18.0	11.25	10.25	11.10	-0.81	4.36	4.86	0.97	0.97	10.89	10.89	186.02
BRKL	Brookline Bancorp, Inc. of MA	11.95	61,314	732.7	14.95	11.76	11.96	-0.08	-17.59	-9.26	0.33	0.33	9.26	8.44	38.35
BFSB	Brooklyn Fed MHC of NY (30.0)	15.10	13,420	59.9	15.25	11.80	15.00	0.67	25.83	14.39	0.28	0.28	6.27	6.27	29.72
CITZ	CFS Bancorp, Inc of Munster IN	14.85	10,980	163.1	15.16	14.15	14.90	-0.34	1.43	1.37	0.49	0.43	11.88	11.76	112.70
CMSB	CMS Bancorp, Inc. of NY	10.51	2,055	21.6	12.00	10.00	10.50	0.10	5.10	5.10	0.09	0.05	11.73	11.73	68.29
CFFN	Capitol Fd Fn MHC of KS (29.5)	38.32	74,270	836.9	40.42	32.12	38.64	-0.83	18.60	-0.26	0.54	0.54	11.72	11.72	109.03
CEBK	Central Bncrp of Somerville MA	28.32	1,640	46.4	33.90	27.00	28.05	0.96	-12.75	-12.48	0.91	0.69	24.86	23.49	344.81
CFBK	Central Federal Corp. of OH	6.70	4,560	30.6	8.50	6.62	6.74	-0.59	-15.19	-8.97	0.06	0.01	6.33	6.33	52.79
CHEV	Cheviot Fin Cp MHC of OH(42.1)	13.65	9,308	54.2	13.69	11.51	13.55	0.74	13.37	3.25	0.20	0.20	7.70	7.70	33.81
CBNK	Chicopee Bancorp, Inc. of MA	15.60	7,439	116.0	15.89	14.11	15.45	0.97	56.00	-0.32	-0.31	-0.34	14.64	14.64	62.41
CZWI	Citizens Comm Bncorp Inc of WI	9.25	7,114	65.8	11.12	9.10	9.15	1.09	-1.39	-5.42	0.03	0.03	10.91	9.90	42.47
CTZN	Citizens First Bancorp of MI	21.81	8,160	178.0	31.64	20.30	21.00	3.86	-20.92	-29.05	1.15	1.12	22.01	20.49	219.66
CSBC	Citizens South Banking of NC	12.76	7,997	102.0	13.86	12.13	12.79	-0.23	2.99	-1.39	0.71	0.71	10.71	6.77	92.24
CSBK	Clifton Svg Bp MHC of NJ(43.3)	11.85	29,329	151.8	12.35	10.30	11.76	0.77	11.79	-2.79	0.10	0.10	6.49	6.49	27.85
COBK	Colonial Bank MHC of NJ (46.0)	15.25	4,433	31.7	16.05	12.09	14.80	3.04	27.08	8.46	0.38	0.37	8.40	8.40	93.02
CFFC	Community Fin. Corp. of VA	11.65	4,296	50.0	12.97	10.59	11.50	1.30	2.46	-0.60	0.97	0.97	8.90	8.90	104.78
DCOM	Dime Community Bancshare of NY	13.46	36,063	485.4	15.36	12.21	13.27	1.43	-7.17	-3.93	0.78	0.72	7.91	6.36	91.49
ESBF	ESB Financial Corp. of PA	11.17	12,818	143.2	12.49	10.30	11.20	-0.27	-6.92	1.55	0.76	0.74	10.23	6.76	148.63
ESSA	ESSA Bancorp, Inc. of PA	11.45	16,981	194.4	12.21	11.40	11.58	-1.12	14.50	14.50	0.35	0.35	11.50	11.50	53.43
ESBK	Elmira Svgs Bank, FSB of NY	27.71	1,319	36.5	31.81	23.77	26.26	5.52	8.71	-8.40	1.28	1.69	18.80	18.63	285.16
FFDF	FFD Financial Corp of Dover OH	16.47	1,106	18.2	19.79	15.00	16.80	-1.96	-11.93	-5.94	1.43	1.33	16.01	16.01	153.28
FMCO	FMS Fin Corp. of Burlington NJ(8)	31.37	6,542	205.2	36.50	15.50	31.00	1.19	68.57	-1.04	0.74	0.79	12.15	12.00	178.74
FFCO	FedFirst Fin MHC of PA (45.8)	9.25	6,708	28.4	10.85	8.64	9.20	0.54	-9.31	-4.64	-0.13	-0.13	6.90	6.74	42.51
FSBI	Fidelity Bancorp, Inc. of PA	17.70	2,990	52.9	19.95	17.13	17.70	0.00	-7.18	-5.04	1.38	1.13	15.45	14.53	243.54

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2007

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2006(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
FBTC	First BancTrust Corp of IL	11.80	2,293	27.1	12.50	11.01	11.80	0.00	-3.28	0.00	0.46	0.41	11.58	11.02	130.47
FBEI	First Bancorp of Indiana of IN	17.00	1,837	31.2	20.82	16.02	17.25	-1.45	-12.60	-14.18	0.43	0.37	18.53	14.77	198.17
FBSI	First Bancshares, Inc. of MO	16.50	1,551	25.6	18.00	15.10	16.09	2.55	-1.79	-5.17	-0.19	-0.24	17.17	16.98	155.76
FCAP	First Capital, Inc. of IN	17.97	2,838	51.0	20.65	15.94	17.98	-0.06	6.77	-3.13	1.24	1.13	15.65	13.62	158.74
FCLF	First Clover Leaf Fin Cp of IL	11.00	9,074	99.8	12.46	9.81	10.65	3.29	6.59	-4.35	0.24	0.25	10.31	9.06	41.66
FCFL	First Community Bk Corp of FL	16.85	4,068	68.5	22.00	16.75	18.00	-6.39	-12.65	-6.34	0.91	0.91	8.52	8.41	98.77
FDEF	First Defiance Fin. Corp of OH	27.10	7,227	195.9	30.70	25.18	28.61	-5.28	-0.81	-10.41	2.12	1.90	22.77	17.16	210.10
FFHM.	First Fed of N. Michigan of MI	9.07	2,996	27.2	10.08	9.00	9.15	-0.87	-7.92	-0.33	0.09	0.10	11.64	10.35	90.74
FFBH	First Fed. Bancshares of AR	24.03	4,872	117.1	25.43	21.60	24.00	0.12	3.80	-1.19	1.14	1.02	15.25	15.25	171.34
FFSX	First Federal Bankshares of IA	19.39	3,395	65.8	22.51	18.50	18.76	3.36	-11.86	-10.65	0.93	0.68	20.65	15.19	190.78
FFCH	First Fin. Holdings Inc. of SC	33.08	11,949	395.3	41.50	30.44	33.03	0.15	3.70	-15.57	2.30	2.19	15.85	13.94	225.24
FFHS	First Franklin Corp. of OH	16.99	1,680	28.5	18.90	14.35	16.27	4.43	7.87	9.61	0.78	1.24	15.30	15.30	197.10
FKFS	First Keystone Fin., Inc of PA	19.23	2,428	46.7	20.61	16.47	19.10	0.68	-3.85	-0.88	0.34	0.42	14.30	14.30	214.96
FMSB	First Mutual Bncshrs Inc of WA	22.19	6,688	148.4	24.91	20.60	22.05	0.63	6.58	-4.27	1.64	1.32	10.82	10.82	158.02
FNFG	First Niagara Fin. Group of NY	13.68	108,120	1,479.1	15.43	13.37	13.63	0.37	-2.91	-7.94	0.77	0.79	12.83	5.91	73.49
FPTB	First PacTrust Bancorp of CA	25.24	4,416	111.5	29.59	24.15	25.10	0.56	-13.29	-8.91	1.05	1.05	18.83	18.83	178.39
FPFC	First Place Fin. Corp. of OH	20.27	17,486	354.4	25.49	18.79	19.64	3.21	-12.14	-13.71	1.40	1.23	18.88	13.01	177.02
FFIC	Flushing Fin. Corp. of NY	16.89	21,113	356.6	18.79	15.30	16.46	2.61	0.54	-1.05	1.00	0.95	10.41	9.56	139.30
FXCB	Fox Chase Bncp MHC of PA(44.5)	13.94	14,680	91.0	14.32	12.25	14.00	-0.43	39.40	3.26	0.25	0.24	8.62	8.62	50.56
FBTX	Franklin Bank Corp of TX	16.46	23,614	388.7	21.88	14.99	16.14	1.98	-16.02	-19.86	0.64	0.12	14.99	8.20	205.51
GSLA	GS Financial Corp. of LA	20.00	1,266	25.3	22.01	16.50	20.30	-1.48	11.11	1.01	1.53	1.55	21.49	21.49	133.19
PEDE	Great Pee Dee Bancorp of SC	15.80	1,790	28.3	16.94	14.38	15.24	3.67	0.32	1.94	0.89	0.87	15.27	14.97	122.34
GCBC	Green Co Bcrp MHC of NY (44.4)	14.70	4,150	27.1	17.00	13.30	13.65	7.69	2.08	-5.16	0.57	0.61	8.52	8.52	77.45
HFFC	HF Financial Corp. of SD	17.48	3,988	69.7	18.50	15.45	17.45	0.17	-1.63	1.16	1.42	1.88	15.49	14.25	249.78
HMNF	HMN Financial, Inc. of MN	34.34	4,307	147.9	36.10	32.75	33.98	1.06	1.75	-0.49	2.08	1.80	22.01	21.11	259.36
HBNK	Hampden Bancorp, Inc. of MA	11.60	7,950	92.2	13.00	11.21	11.60	0.00	16.00	16.00	-0.35	-0.36	12.80	12.80	64.26
HARL	Harleysville Svgs Fin Cp of PA	17.00	3,870	65.8	19.93	14.81	16.43	3.47	-2.02	-8.01	0.94	0.91	12.72	12.72	197.32
HWFG	Harrington West Fncl Grp of CA	16.98	5,547	94.2	18.49	15.73	16.85	0.77	3.22	-1.57	1.44	1.46	12.48	11.33	203.06
HBOS	Heritage Fn Gp MHC of GA(29.9)	15.91	10,889	53.4	17.00	12.60	16.26	-2.15	22.38	-4.44	0.24	0.24	5.86	5.77	40.53
HIFS	Hingham Inst. for Sav. of MA	32.75	2,119	69.4	39.95	32.25	33.00	-0.76	-11.61	-4.46	2.02	2.02	24.80	24.80	330.07
HOME	Home Fed Bncp MHC of ID (40.8)	17.14	15,189	106.1	17.99	13.50	16.83	1.84	11.08	-0.12	0.38	0.32	7.31	7.31	49.11
HFBC	HopFed Bancorp, Inc. of KY	15.91	3,618	57.6	16.80	15.16	15.85	0.38	-3.81	-1.18	1.03	1.06	14.69	12.37	212.91
HCBK	Hudson City Bancorp, Inc of NJ	13.17	546,976	7,203.7	14.25	12.64	13.32	-1.13	-4.15	-5.12	0.52	0.52	8.83	8.53	68.50
IFSB	Independence FSB of DC	10.00	1,552	15.5	12.80	8.20	10.50	-4.76	-10.07	-0.79	-1.83	-2.44	8.09	8.09	103.63
ISBC	Investors Bcrp MHC of NJ(45.7)	13.87	113,086	737.6	16.00	13.02	14.10	-1.63	0.51	-11.82	0.23	0.25	7.64	7.64	48.50
JXSB	Jcksnville Bcp MHC of IL(47.7)	12.50	1,987	11.8	13.80	12.00	12.69	-1.50	-9.09	-3.40	0.34	0.34	10.80	9.38	138.62
JFBI	Jefferson Bancshares Inc of TN	11.91	6,455	76.9	13.57	11.89	12.05	-1.16	-6.95	-8.53	0.22	0.25	11.41	11.41	51.09
KFED	K-Fed Bancorp MHC of CA (37.3)	18.55	13,970	97.7	20.08	13.72	18.50	0.27	34.91	-1.59	0.34	0.34	6.56	6.25	57.18
KNBT	KNBT Bancorp, Inc. of PA	15.22	27,631	420.5	17.52	14.18	14.99	1.53	-10.47	-9.03	0.85	0.88	13.09	8.28	105.20
KFFB	KY Fst Fed Bp MHC of KY (44.5)	10.10	8,381	38.3	10.95	9.60	10.00	1.00	-6.39	-1.46	0.10	0.10	7.44	5.63	31.88
KRNY	Kearny Fin Cp MHC of NJ (29.7)	13.67	71,602	294.4	17.07	12.92	13.28	2.94	-0.65	-14.88	0.05	0.05	6.61	5.46	28.04
LSBX	LSB Corp of No. Andover MA	17.33	4,602	79.8	18.06	16.00	16.40	5.67	3.71	4.59	0.14	0.66	12.87	12.87	121.62
LSBI	LSB Fin. Corp. of Lafayette IN	25.00	1,596	39.9	27.54	24.25	25.01	-0.04	-2.42	2.04	2.02	1.93	22.07	22.07	226.58
LSBK	Lake Shore Bnp MHC of NY(45.0)	12.35	6,613	36.8	14.50	9.92	12.35	0.00	22.64	-1.67	0.27	0.27	8.19	8.19	53.22
LEGC	Legacy Bancorp, Inc. of MA	15.00	10,243	153.6	16.41	14.75	15.00	0.00	-1.32	-5.36	0.22	0.35	14.10	13.80	80.31
LBCP	Liberty Bancorp, Inc. of MO	10.90	4,761	51.9	11.52	8.71	10.85	0.46	6.03	1.58	0.38	0.35	10.29	10.29	62.77
MAFB	MAF Bancorp, Inc. of IL(8)	54.07	32,930	1,780.5	55.01	39.50	54.16	-0.17	23.22	20.99	2.44	2.49	33.04	20.75	317.24
MFBC	MFB Corp. of Mishawaka IN	33.86	1,319	44.7	36.19	29.27	33.85	0.03	15.76	-1.02	2.79	2.79	30.97	28.34	380.26
MSBF	MSB Fin Corp MHC of NJ (45.0)	11.50	5,621	29.1	12.50	11.01	11.57	-0.61	15.00	15.00	0.28	0.28	7.68	7.68	50.29
MGYR	Magyar Bancorp MHC of NJ(46.0)	14.69	5,924	40.0	15.20	10.75	14.64	0.34	28.63	6.76	0.15	0.14	8.25	8.25	79.02
MASB	MassBank Corp. of Reading MA	32.80	4,338	142.3	33.95	32.20	32.76	0.12	-1.29	-0.27	1.68	1.59	25.04	24.79	190.91
MFLR	Mayflower Co-Op. Bank of MA	10.30	2,092	21.5	14.97	10.15	10.39	-0.87	-21.43	-15.44	0.54	0.49	9.26	9.23	114.12
CASH	Meta Financial Group of IA	37.75	2,560	96.6	38.75	20.48	37.61	0.37	67.78	26.68	0.19	1.04	17.47	16.14	284.93
MFSF	MutualFirst Fin. Inc. of IN	18.97	4,357	82.7	22.92	18.50	19.47	-2.57	-6.78	-10.52	1.30	1.27	20.17	16.73	227.38
NASB	NASB Fin, Inc. of Grandview MO	35.36	8,038	284.2	44.06	31.77	34.70	1.90	5.87	-14.49	2.39	1.18	18.78	18.41	192.32
NECB	NE Comm Bncrp MHC of NY (45.0)	12.47	13,225	74.2	12.58	10.75	11.72	6.40	24.70	1.46	0.12	0.12	7.35	7.35	21.92
NHTB	NH Thrift Bancshares of NH	14.84	4,061	60.3	16.99	14.17	14.59	1.71	-6.67	-7.25	1.16	1.00	11.59	8.60	161.19
NVSL	Naug Vlly Fin MHC of CT (44.2)	11.99	7,408	39.8	12.95	10.05	11.95	0.33	4.26	-2.52	0.17	0.17	6.82	6.79	57.25
NTBK	NetBank, Inc. of Alpharetta GA(8)	0.33	52,982	17.5	6.90	0.27	1.75	-81.14	-94.76	-92.89	-3.81	-2.89	4.32	3.50	69.60
NEBS	New England Bnchrs Inc. of CT	12.65	5,347	67.6	13.70	11.01	12.90	-1.94	13.86	-4.46	0.19	0.18	10.65	10.33	51.71
NFSB	Newport Bancorp, Inc. of RI	13.70	4,878	66.8	14.48	12.25	13.75	-0.36	37.00	0.29	-0.29	-0.29	12.37	12.37	62.24
FFFD	North Central Bancshares of IA	40.20	1,365	54.9	41.33	38.20	40.50	-0.74	0.58	2.42	3.37	3.37	30.68	27.06	374.22
NWSB	Northwest Bcrp MHC of PA(39.1)	27.95	49,815	547.1	29.73	23.25	27.80	0.54	10.08	1.78	0.94	0.94	12.21	8.91	135.14
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	13.30	8,550	51.3	13.83	12.05	13.49	-1.41	5.89	-3.27	0.34	0.34	7.34	7.34	67.19
OCFC	OceanFirst Fin. Corp of NJ	17.69	12,318	217.9	24.00	16.56	17.54	0.86	-19.88	-22.85	0.24	0.77	10.17	10.17	166.28

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2007

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
ONFC Oneida Financl MHC of NY(44.6)	11.83	7,787	41.1	12.86	9.75	11.46	3.23	0.68	0.17	0.52	0.53	7.50	4.95	58.43
ORIT Oritani Fin Cp MHC of NJ(32.0)	15.65	40,552	203.1	16.00	14.88	15.49	1.03	56.50	56.50	0.07	0.08	6.55	6.55	30.11
OSBK Osage Bancshares, Inc. of OK	9.21	3,604	33.2	13.82	8.90	9.23	-0.22	-14.72	-19.70	0.26	0.26	9.76	9.76	34.97
PSBH PSB Hldgs Inc MHC of CT (45.2)	10.70	6,800	32.9	11.48	10.29	10.72	-0.19	-2.46	-3.95	0.25	0.25	7.59	6.41	71.03
PVFC PVF Capital Corp. of Solon OH	12.30	7,730	95.1	12.84	9.71	11.98	2.67	23.00	16.37	0.67	0.65	9.23	9.23	117.41
PBCI Pamrapo Bancorp, Inc. of NJ	20.81	4,976	103.6	26.50	18.78	20.95	-0.67	4.31	-11.67	1.20	1.14	11.79	11.79	128.60
PFED Park Bancorp of Chicago IL	34.08	1,251	42.6	36.00	31.10	33.72	1.07	4.89	1.79	-0.09	-0.09	25.26	25.26	176.51
PVSA Parkvale Financial Corp of PA	29.90	5,668	169.5	34.60	28.21	29.65	0.84	4.91	-5.63	2.34	2.29	32.73	[illegible]	372.04
PRTR Partners Trust Fin. Grp. of NY	10.72	43,582	467.2	12.07	10.08	10.63	0.85	-8.38	-7.90	0.50	0.53	11.29	5.52	85.51
PBHC Pathfinder BC MHC of NY (35.8)	11.96	2,484	10.5	16.00	11.70	12.40	-3.55	-0.33	-8.28	0.38	0.30	8.43	6.83	127.70
PFDC Peoples Bancorp of Auburn IN	19.00	3,145	59.8	21.00	15.60	19.10	-0.52	-6.17	-1.91	0.91	0.88	19.70	18.92	156.62
PCBI Peoples Community Bcrp. of OH	14.65	4,830	70.8	20.00	14.01	14.90	-1.68	-26.38	-18.61	-1.11	-1.12	18.06	11.98	209.42
PBCT Peoples United Financial of CT	19.97	298,830	5,967.6	202.12	15.19	19.98	-0.05	32.60	-6.02	0.65	0.69	14.41	14.06	45.49
PROV Provident Fin. Holdings of CA	24.23	6,544	158.6	32.80	23.33	24.01	0.92	-16.91	-20.35	2.00	1.05	20.11	20.11	270.48
PBNY Provident NY Bncrp, Inc. of NY	13.57	42,377	575.1	16.00	12.50	13.34	1.72	2.80	-9.41	0.46	0.47	9.74	5.69	66.11
PBIP Prudential Bncp MHC PA (42.7)	13.69	11,814	70.6	13.89	12.99	13.70	-0.07	3.95	2.16	0.31	0.31	7.20	7.20	39.59
PULB Pulaski Fin Cp of St. Louis MO	15.42	9,971	153.8	17.75	14.24	15.50	-0.52	-7.39	-3.20	0.98	0.80	7.95	7.50	106.68
RPFG Renier Pacific Fin Group of WA	19.91	6,570	130.8	23.50	17.27	20.41	-2.45	12.80	0.40	0.45	0.42	13.37	12.87	137.40
RIVR River Valley Bancorp of IN	17.38	1,616	28.1	20.24	17.00	17.40	-0.11	-8.53	-3.71	1.28	1.27	15.06	15.04	209.68
RVSB Riverview Bancorp, Inc. of WA	14.00	11,708	163.9	17.75	12.01	13.99	0.07	10.50	-7.89	0.99	0.97	8.56	6.31	70.07
RCKB Rockville Fin MHC of CT (45.0)	15.17	19,481	132.7	18.20	13.81	14.83	2.29	6.31	-15.01	0.35	0.34	7.99	7.94	63.65
ROMA Roma Fin Corp MHC of NJ (31.0)	16.50	32,732	167.4	16.87	12.92	15.90	3.77	65.00	-0.36	0.17	0.17	7.25	7.23	27.13
ROME Rome Bancorp, Inc. of Rome NY	12.46	8,477	105.6	13.00	11.95	12.17	2.38	-3.78	-2.27	0.40	0.40	8.98	8.98	35.74
SIFI SI Fin Gp Inc MHC of CT (41.3)	12.71	12,422	65.3	13.94	10.80	12.21	4.10	15.55	3.59	0.20	0.19	6.70	6.64	61.18
SVBI Severn Bancorp, Inc. of MD	18.17	10,066	182.9	22.55	16.37	18.10	0.39	6.57	4.01	1.52	1.49	8.88	8.84	90.64
SUPR Superior Bancorp of AL	10.03	34,658	347.6	11.93	9.80	9.92	1.11	-12.25	-11.55	0.19	0.14	8.04	4.32	70.74
SYNF Synergy Financial Group of NJ(8)	13.69	11,382	155.8	16.69	13.45	13.60	0.66	-7.44	-16.93	0.34	0.34	8.75	8.70	84.92
THRD TF Fin. Corp. of Newtown PA	30.15	2,928	88.3	33.49	26.54	30.15	0.00	1.86	-2.74	1.93	1.88	23.04	21.49	225.95
TFSL TFS Fin Corp MHC of OH (31.5)	12.30	332,319	1,294.0	12.60	11.57	12.45	-1.20	23.00	23.00	0.15	0.24	5.56	5.56	28.74
TONE TierOne Corp. of Lincoln NE(8)	30.49	18,058	550.6	34.97	24.06	31.40	-2.90	-10.38	-3.54	2.30	2.29	20.18	17.40	190.57
TSBK Timberland Bancorp, Inc. of WA	33.26	3,649	121.4	39.06	29.50	34.09	-2.43	7.32	-10.37	2.21	2.15	31.32	19.40	169.31
TRST TrustCo Bank Corp NY of NY	9.61	74,899	719.8	11.48	9.15	9.48	1.37	-15.03	-13.58	0.60	0.61	3.20	3.20	43.32
UCBA United Comm Bncp MHC IN (45.0)	12.16	8,298	46.3	13.70	10.30	12.20	-0.33	16.48	1.50	0.32	0.22	7.49	7.49	46.55
UCFC United Community Fin. of OH	10.50	30,646	321.8	13.30	9.99	10.23	2.64	-11.24	-14.22	0.74	0.67	9.16	8.02	88.53
UBMK United Fin Grp MHC of MA(46.4)	15.90	17,096	126.6	16.00	11.53	14.01	13.49	31.40	15.22	0.24	0.25	8.10	8.08	60.46
UWBK United Western Bncp, Inc of CO	25.85	7,257	187.6	26.32	18.75	25.99	-0.54	12.69	29.31	1.16	1.44	15.13	15.13	289.88
VPFG ViewPoint Finl MHC of TX(45.0)	18.53	25,789	215.0	19.00	14.25	17.83	3.93	85.30	9.39	0.17	0.17	8.40	8.40	62.27
WSFS WSFS Financial Corp. of DE	65.26	6,283	410.0	70.85	57.22	64.40	1.34	5.48	-2.50	4.92	5.09	31.70	31.47	469.13
WVFC WVS Financial Corp. of PA	16.72	2,319	38.8	17.95	16.19	16.40	1.95	-0.18	1.33	1.55	1.55	13.26	13.26	168.06
WFSL Washington Federal, Inc. of WA	24.89	87,327	2,173.6	25.14	21.55	24.71	0.73	8.31	5.78	1.57	1.57	14.83	13.59	113.11
WAUW Wauwatosa Hlds MHC of WI(30.4)	16.93	33,148	170.1	19.00	15.15	16.61	1.93	9.79	-4.99	0.22	0.22	6.94	6.94	49.70
WAYN Wayne Savings Bancshares of OH	13.43	3,194	42.9	15.48	13.38	13.41	0.15	-11.12	-7.06	0.69	0.71	11.05	10.29	128.04
WFBC Willow Financial Bcp Inc of PA	11.58	15,626	180.9	16.62	11.07	11.38	1.76	-28.83	-18.51	0.64	0.65	13.40	6.37	98.12

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2007

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (x)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(125)	11.52	10.27	0.60	6.30	4.51	0.57	5.93	0.59	206.19	0.89	18.98	129.09	14.30	149.92	19.53	0.46	2.40	41.16
NYSE Traded Companies(13)	10.57	7.90	0.72	8.66	5.93	0.58	6.51	0.37	211.41	0.77	18.70	135.70	13.89	192.69	19.98	0.57	2.41	40.28
AMEX Traded Companies(5)	13.30	13.04	0.62	5.96	4.68	0.63	6.15	0.74	203.52	1.02	20.50	118.88	15.47	123.00	20.81	0.43	2.16	43.18
NASDAQ Listed OTC Companies(107)	11.54	10.41	0.58	6.04	4.34	0.57	5.85	0.61	205.60	0.90	18.94	128.81	14.29	146.20	19.41	0.45	2.41	41.16
California Companies(9)	7.96	7.85	0.88	11.91	8.61	0.64	8.60	0.32	198.90	0.75	13.15	129.68	10.48	132.10	15.70	0.60	2.20	27.32
Florida Companies(5)	7.54	7.15	0.56	7.87	5.79	0.48	6.79	0.63	241.84	0.83	24.65	139.00	10.76	145.36	21.74	0.08	0.92	32.24
Mid-Atlantic Companies(35)	11.27	9.27	0.61	6.25	4.12	0.61	6.35	0.31	263.66	0.85	18.72	138.97	14.81	176.65	19.11	0.45	2.60	42.65
Mid-West Companies(41)	10.50	9.63	0.51	5.46	4.30	0.48	5.22	1.31	106.58	0.88	18.30	118.83	12.21	133.92	19.92	0.50	2.69	43.77
New England Companies(17)	16.60	15.22	0.39	3.04	2.46	0.43	3.29	0.21	311.01	0.97	25.93	118.35	19.60	136.84	24.51	0.39	2.03	57.15
North-West Companies(5)	10.90	9.74	1.13	10.63	5.93	1.08	9.84	0.12	433.98	0.98	14.64	168.28	18.03	187.25	15.64	0.51	2.25	40.99
South-East Companies(10)	11.94	10.70	0.79	7.82	5.57	0.77	7.58	0.61	192.38	1.20	15.66	132.18	14.72	156.25	16.17	0.53	2.38	38.59
South-West Companies(2)	17.60	15.95	0.54	4.11	3.36	0.41	2.34	0.34	357.58	0.40	30.57	102.09	17.17	147.55	35.42	0.14	1.52	0.00
Western Companies (Excl CA)(1)	5.22	5.22	0.39	7.77	4.49	0.49	9.65	0.64	63.49	0.75	22.28	170.85	8.92	170.85	17.95	0.24	0.93	20.69
Thrift Strategy(118)	11.53	10.28	0.59	6.22	4.49	0.56	5.85	0.59	206.02	0.89	18.81	128.02	14.18	147.71	19.37	0.46	2.42	41.35
Mortgage Banker Strategy(4)	8.33	6.25	0.50	6.46	4.48	0.45	5.59	0.60	122.40	0.87	21.89	136.33	11.28	203.55	23.33	0.47	2.11	45.91
Real Estate Strategy(1)	7.86	7.86	0.57	7.30	5.45	0.55	7.08	1.71	29.72	0.60	18.36	133.26	10.48	133.26	18.92	0.30	2.44	44.78
Diversified Strategy(2)	19.22	18.81	1.23	10.02	5.40	1.29	10.43	0.18	469.24	1.07	21.99	172.23	28.91	174.70	20.88	0.47	1.63	8.13
Companies Issuing Dividends(110)	11.36	10.04	0.66	6.89	4.98	0.64	6.59	0.60	203.78	0.90	18.86	130.36	14.27	151.84	19.48	0.51	2.69	45.38
Companies Without Dividends(15)	12.80	12.12	0.09	1.51	0.74	0.01	0.49	0.45	232.37	0.82	21.09	118.66	14.55	134.22	20.67	0.00	0.00	0.00
Equity/Assets <6%(6)	5.53	5.32	0.57	10.30	7.91	0.54	9.68	0.46	77.20	0.55	14.12	137.98	7.62	146.39	15.25	0.38	1.96	28.71
Equity/Assets 6-12%(78)	8.45	7.62	0.60	7.47	5.11	0.55	6.88	0.72	179.78	0.91	17.13	135.89	11.35	152.80	18.02	0.53	2.58	40.06
Equity/Assets >12%(41)	17.72	15.58	0.59	3.72	3.03	0.60	3.77	0.37	273.94	0.90	24.17	115.88	20.36	145.21	23.80	0.35	2.13	46.94
Converted Last 3 Mths (no MHC)(3)	23.46	23.20	0.74	2.77	2.39	0.75	2.75	0.21	325.99	0.57	31.72	109.25	26.91	110.40	30.83	0.18	0.88	0.00
Actively Traded Companies(10)	9.50	8.46	0.57	5.90	3.42	0.66	6.82	0.24	225.86	0.80	19.07	143.95	13.71	176.46	20.50	0.71	2.80	50.49
Market Value Below $20 Million(4)	8.04	8.04	-0.08	-0.95	-0.27	-0.30	-3.53	0.35	45.02	0.60	11.43	109.19	8.77	109.19	11.87	0.25	1.74	29.89
Holding Company Structure(118)	11.58	10.25	0.62	6.57	4.69	0.60	6.23	0.61	205.58	0.90	18.81	129.93	14.46	152.05	19.39	0.47	2.45	41.55
Assets Over $1 Billion(54)	11.05	8.83	0.76	8.27	5.46	0.70	7.32	0.53	214.77	0.90	18.83	141.17	14.92	180.28	19.94	0.52	2.63	39.67
Assets $500 Million-$1 Billion(36)	10.29	9.54	0.57	6.23	4.68	0.58	6.43	0.58	192.19	0.85	18.54	129.52	13.08	141.74	19.41	0.49	2.20	41.41
Assets $250-$500 Million(24)	13.50	12.98	0.47	4.67	3.79	0.48	4.88	0.71	177.27	0.82	19.99	113.70	15.03	117.95	18.46	0.35	2.26	43.22
Assets less than $250 Million(11)	13.20	13.03	0.24	1.28	1.32	0.16	0.40	0.68	285.44	1.09	19.37	107.45	13.78	110.45	19.98	0.31	2.29	44.59
Goodwill Companies(89)	10.91	9.12	0.67	7.07	4.97	0.64	6.71	0.53	212.06	0.91	18.79	132.05	13.96	161.91	19.02	0.51	2.55	44.12
Non-Goodwill Companies(36)	12.92	12.92	0.43	4.51	3.46	0.40	4.12	0.78	188.82	0.86	19.49	122.26	15.08	122.26	20.88	0.34	2.04	33.04
Acquirors of FSLIC Cases(4)	9.44	9.12	0.18	0.29	-1.44	0.04	-1.33	0.59	127.52	0.59	12.90	132.78	13.07	137.34	13.61	0.37	1.36	29.40

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2007

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(40)	15.34	14.75	0.49	3.60	1.85	0.49	3.59	0.39	222.49	0.68	31.08	192.62	29.53	202.25	30.56	0.25	1.54	17.65
AMEX Traded Companies(1)	15.24	15.24	0.78	5.12	4.00	0.89	5.81	0.72	98.41	0.84	25.00	125.28	19.09	125.28	22.00	0.32	2.91	72.73
NASDAQ Listed OTC Companies(39)	15.34	14.74	0.48	3.56	1.80	0.48	3.53	0.38	226.77	0.67	31.95	194.44	29.82	204.33	31.98	0.25	1.50	13.98
California Companies(1)	11.47	10.93	0.62	5.13	1.83	0.62	5.13	0.00	0.00	0.43	NM	282.77	32.44	296.80	NM	0.40	2.16	0.00
Mid-Atlantic Companies(23)	16.42	15.82	0.49	3.65	1.97	0.50	3.67	0.33	225.62	0.66	28.98	178.14	30.00	189.88	29.52	0.18	1.27	18.71
Mid-West Companies(7)	16.29	15.34	0.48	3.12	1.68	0.49	3.16	0.70	96.01	0.55	37.38	197.61	31.31	206.34	36.76	0.48	2.37	0.00
New England Companies(5)	11.90	11.52	0.40	3.25	1.83	0.39	3.22	0.26	319.50	0.82	NM	178.53	21.38	184.55	NM	0.17	1.34	0.00
South-East Companies(2)	12.31	22.03	0.62	4.56	1.66	0.62	4.56	0.27	421.90	1.10	NM	283.42	34.52	289.35	NM	0.38	2.10	0.00
South-West Companies(1)	13.49	13.49	0.28	2.34	0.92	0.28	2.34	0.24	177.06	0.65	NM	220.60	29.76	220.60	NM	0.20	1.08	0.00
Western Companies (Excl CA)(1)	14.88	14.88	0.76	5.36	3.22	0.64	4.51	0.00	0.00	0.56	NM	234.47	34.90	234.47	NM	0.22	1.28	57.89
Thrift Strategy(40)	15.34	14.75	0.49	3.60	1.85	0.49	3.59	0.39	222.49	0.68	31.08	192.62	29.53	202.25	30.56	0.25	1.54	17.65
Companies Issuing Dividends(27)	14.88	14.04	0.54	3.95	2.06	0.53	3.88	0.29	223.39	0.69	29.93	195.69	29.12	209.59	29.13	0.37	2.25	56.49
Companies Without Dividends(13)	16.32	16.28	0.39	2.84	1.40	0.41	2.97	0.66	220.37	0.64	39.12	185.96	30.43	186.32	39.12	0.00	0.00	0.00
Equity/Assets 6-12%(14)	10.18	9.66	0.45	4.37	2.26	0.44	4.30	0.43	195.84	0.74	32.58	196.34	20.25	209.75	33.92	0.41	2.10	0.00
Equity/Assets >12%(25)	18.34	17.72	0.51	3.15	1.62	0.52	3.18	0.37	242.87	0.64	28.58	190.45	34.95	197.87	22.16	0.16	1.21	21.73
Holding Company Structure(37)	15.14	14.53	0.48	3.60	1.87	0.48	3.59	0.42	223.97	0.70	31.08	190.40	28.93	200.45	30.56	0.25	1.52	14.53
Assets Over $1 Billion(10)	15.36	14.70	0.43	3.29	1.45	0.47	3.50	0.50	251.29	0.64	29.73	225.51	34.19	238.51	29.73	0.34	1.21	0.00
Assets $500 Million-$1 Billion(10)	15.68	15.55	0.54	3.89	1.71	0.52	3.74	0.19	247.75	0.55	39.12	219.17	33.58	222.42	39.12	0.22	1.32	19.30
Assets $250-$500 Million(19)	15.18	14.41	0.49	3.56	2.02	0.47	3.46	0.39	205.06	0.74	30.96	167.67	25.93	178.71	30.76	0.21	1.73	21.69
Assets less than $250 Million(1)	15.24	15.24	0.78	5.12	4.00	0.89	5.81	0.72	98.41	0.84	25.00	125.28	19.09	125.28	22.00	0.32	2.91	72.73
Goodwill Companies(18)	14.18	12.87	0.43	3.47	1.77	0.45	3.51	0.37	264.63	0.74	30.18	194.70	27.85	216.22	32.17	0.28	1.92	0.00
Non-Goodwill Companies(22)	16.27	16.27	0.53	3.71	1.92	0.53	3.66	0.42	180.34	0.62	31.98	190.93	30.89	190.93	28.41	0.22	1.23	20.17
MHC Institutions(40)	15.34	14.75	0.49	3.60	1.85	0.49	3.59	0.39	222.49	0.68	31.08	192.62	29.53	202.25	30.56	0.25	1.54	17.65
MHC Converted Last 3 Months(1)	19.35	19.35	0.52	2.70	1.22	0.84	4.32	1.12	21.76	0.30	NM	221.22	42.80	221.22	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2007

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	5.69	4.83	0.74	12.90	6.23	0.74	12.82	0.29	129.90	0.53	16.04	213.21	12.13	251.46	16.14	1.04	3.91	62.65
BFF	BFC Financial Corp. of FL(8)	2.14	1.12	-0.05	-2.20	-2.46	-0.11	-5.29	0.34	168.71	1.09	NM	89.65	1.92	171.01	NM	0.00	0.00	NM
BBX	BankAtlantic Bancorp of FL	8.07	6.86	0.22	2.76	2.58	0.05	0.57	0.41	162.60	1.08	38.83	108.25	8.74	127.32	NM	0.16	1.72	66.67
DSL	Downey Financial Corp. of CA	9.45	9.43	1.21	15.10	10.05	1.06	13.22	0.68	55.22	0.46	9.95	140.52	13.27	140.82	11.36	0.48	0.66	6.58
FED	FirstFed Financial Corp. of CA	8.57	8.56	1.34	19.51	12.24	1.28	18.62	0.21	560.30	1.43	8.17	145.77	12.49	145.93	8.56	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.17	5.17	0.42	8.00	7.87	0.25	4.74	1.03	28.58	0.41	12.71	102.35	5.29	102.35	21.46	0.40	3.06	38.83
GLK	Great Lakes Bancorp, Inc of NY	14.99	14.99	-0.16	-1.05	-0.91	-0.16	-1.05	0.41	103.90	0.73	NM	114.73	17.20	114.73	NM	0.09	0.00	NM
IMB	IndyMac Bancorp, Inc. of CA	6.92	6.54	1.17	16.67	12.74	-0.39	-5.52	0.63	33.79	0.35	7.85	120.59	8.35	127.58	NM	2.00	5.94	46.62
NYB	New York Community Bcrp of NY	13.26	5.23	0.82	6.37	4.45	0.89	6.94	0.08	378.77	0.44	22.49	140.10	18.58	355.06	20.64	1.00	5.70	NM
NAL	NewAlliance Bancshares of CT	17.95	10.52	0.65	3.50	2.58	0.67	3.58	0.17	300.03	0.93	38.81	129.16	23.18	220.27	37.91	0.26	1.60	61.90
PFB	PFF Bancorp, Inc. of Pomona CA	8.72	8.69	1.24	14.51	7.85	1.24	14.57	0.03	NA	1.11	12.73	179.36	15.64	179.90	12.68	0.76	2.57	32.76
PFS	Provident Fin. Serv. Inc of NJ	17.74	10.28	0.91	5.18	5.15	0.89	5.06	0.14	401.56	0.87	19.41	102.58	18.20	176.99	19.87	0.40	2.40	46.51
SOV	Sovereign Bancorp, Inc. of PA	10.34	3.68	0.04	0.42	0.30	0.43	4.53	0.31	170.85	0.87	NM	131.74	13.63	369.83	31.21	0.32	1.37	NM
AMEX Traded Companies																			
CNY	Carver Bancorp, Inc. of NY	6.57	5.77	0.33	4.77	5.64	0.47	6.78	0.48	143.24	0.86	17.74	82.54	5.43	93.96	12.50	0.36	2.18	38.71
FDT	Federal Trust Corp of FL	7.73	7.73	0.33	4.67	3.03	0.30	4.13	1.66	42.46	0.88	33.04	147.59	11.40	147.59	37.35	0.16	1.86	61.54
GOV	Gouverneur Bcp MHC of NY(42.8)	15.24	15.24	0.78	5.12	4.00	0.89	5.81	0.72	98.41	0.84	25.00	125.28	19.09	125.28	22.00	0.32	2.91	72.73
WFD	New Westfield Fin. Inc. of MA	28.93	28.93	0.60	2.92	1.67	0.64	3.09	0.10	528.89	1.45	NM	110.99	32.11	110.99	NM	0.20	1.96	NM
TSH	Teche Hlding Cp of N Iberia LA	9.08	8.55	1.03	11.37	7.48	1.03	11.30	0.70	99.49	0.89	13.36	147.59	13.41	156.80	13.45	1.28	2.93	39.14
WSB	Washington SB, FSB of Bowie MD	14.21	14.21	0.80	6.07	5.59	0.71	5.44	NA	NA	NA	17.88	105.67	15.01	105.67	19.95	0.16	1.86	33.33
NASDAQ Listed OTC Companies																			
ABBC	Abington Com Bcp MHC PA (42.9)(8)	12.15	12.15	0.73	5.78	2.35	0.73	5.78	0.28	62.69	0.25	NM	242.06	29.41	242.06	NM	0.28	1.53	65.12
ALLB	Alliance Bank MHC of PA (45.0)	11.82	11.82	0.34	3.72	1.99	0.34	3.72	0.38	174.41	1.13	NM	139.36	16.48	139.36	NM	0.20	2.09	NM
ASBI	Ameriana Bancorp of IN	7.41	7.22	-0.27	-3.62	-3.81	-0.09	-1.15	0.92	65.07	1.02	NM	99.17	7.35	101.80	NM	0.16	1.49	NM
ABNJ	American Bancorp of NJ	19.65	19.65	0.24	1.06	0.90	0.24	1.06	NA	NA	0.56	NM	129.74	25.49	129.74	NM	0.16	1.44	NM
ABCW	Anchor BanCorp Wisconsin of WI	7.47	7.02	0.97	12.99	6.79	0.91	12.18	0.89	50.22	0.52	14.72	184.85	13.81	196.56	15.69	0.68	2.38	35.05
ACFC	Atl Cst Fed Cp of GA MHC(36.8)	10.15	9.83	0.59	5.19	1.81	0.59	5.19	0.40	141.04	0.74	NM	293.31	29.78	302.98	NM	0.52	2.69	NM
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	4.74	4.40	-1.36	-30.60	-12.64	-0.86	-19.49	0.36	96.92	0.61	NM	243.30	11.53	262.22	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI	13.85	12.33	0.57	3.83	2.96	0.54	3.61	0.46	79.95	0.57	33.74	133.90	18.55	150.45	35.79	0.32	2.71	NM
BFIN	BankFinancial Corp. of IL	19.76	17.73	0.53	2.63	2.26	0.51	2.56	0.57	115.13	0.85	NM	122.53	24.21	136.53	NM	0.28	1.71	NM
BKUNA	BankUnited Fin. Corp. of FL	5.72	5.51	0.75	13.39	12.16	0.66	11.77	0.33	86.81	0.35	8.22	102.38	5.85	106.17	9.36	0.02	0.09	0.74
BFBC	Benjamin Frkln Bncrp Inc of MA	12.23	8.12	0.46	3.76	3.33	0.58	4.82	0.17	373.45	0.99	30.00	112.87	13.80	169.88	23.44	0.24	1.60	48.00
BHLB	Berkshire Hills Bancorp of MA	12.10	6.53	0.53	4.47	4.03	0.67	5.64	0.61	147.40	1.14	24.84	107.26	12.98	198.64	19.66	0.56	1.75	43.41
BRBI	Blue River Bancshares of IN	7.80	6.33	0.26	3.16	2.45	0.26	3.16	2.04	41.04	0.99	NM	126.85	9.89	156.35	NM	0.09	1.38	56.25
BOFI	Bofi Holding, Inc. Of CA	8.02	8.02	0.39	4.52	4.92	0.34	4.02	NA	NA	0.28	20.33	89.16	7.15	89.16	22.88	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.85	5.85	0.54	9.41	8.81	0.54	9.41	0.01	NA	0.70	11.35	101.10	5.92	101.10	11.35	0.20	1.82	20.62
BRKL	Brookline Bancorp, Inc. of MA	24.15	22.01	0.86	3.47	2.76	0.86	3.47	0.08	NA	1.28	36.21	129.05	31.16	141.59	36.21	0.34	2.85	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	21.10	21.10	0.96	4.67	1.85	0.96	4.67	0.03	NA	0.63	NM	240.83	50.81	240.83	NM	0.12	0.79	42.86
CITZ	CFS Bancorp, Inc of Munster IN	10.54	10.43	0.42	4.02	3.30	0.37	3.53	2.22	40.18	1.42	30.31	125.00	13.18	126.28	34.53	0.48	3.23	NM
CMSB	CMS Bancorp, Inc. of NY	17.18	17.18	0.13	0.77	0.86	0.07	0.43	NA	NA	0.21	NM	89.60	15.39	89.60	NM	0.00	0.00	0.00
CFFN	Capitol Fd Fn MHC of KS (29.5)	10.75	10.75	0.49	4.64	1.41	0.49	4.64	0.10	49.02	0.08	NM	326.96	35.15	326.96	NM	2.00	5.22	NM
CEBK	Central Bncrp of Somerville MA	7.21	6.81	0.27	3.76	3.21	0.21	2.85	0.06	NA	0.84	31.12	113.92	8.21	120.56	NM	0.72	2.54	NM
CFBK	Central Federal Corp. of OH	11.99	11.99	0.12	0.93	0.90	0.02	0.16	0.13	710.10	1.11	NM	105.85	12.69	105.85	NM	0.36	5.37	NM
CHEV	Cheviot Fin Cp MHC of OH(42.1)	22.77	22.77	0.59	2.60	1.47	0.59	2.60	0.09	296.44	0.34	NM	177.27	40.37	177.27	NM	0.32	2.34	NM
CBNK	Chicopee Bancorp, Inc. of MA	23.46	23.46	-0.53	-2.79	-1.99	-0.58	-3.06	0.38	169.96	0.81	NM	106.56	25.00	106.56	NM	0.00	0.00	NM
CZWI	Citizens Comm Bncorp Inc of WI	25.69	23.31	0.07	0.27	0.32	0.07	0.27	NA	NA	0.31	NM	84.78	21.78	93.43	NM	0.20	2.16	NM
CTZN	Citizens First Bancorp of MI	10.02	9.33	0.53	5.37	5.27	0.52	5.23	1.63	49.46	0.89	18.97	99.09	9.93	106.44	19.47	0.36	1.65	31.30
CSBC	Citizens South Banking of NC	11.61	7.34	0.78	6.65	5.56	0.78	6.65	0.42	182.98	1.16	17.97	119.14	13.83	188.48	17.97	0.32	2.51	45.07
CSBK	Clifton Svg Bp MHC of NJ(43.3)	23.30	23.30	0.35	1.51	0.84	0.35	1.51	0.01	NA	0.32	NM	182.59	42.55	182.59	NM	0.20	1.69	NM
COBK	Colonial Bank MHC of NJ (46.0)	9.03	9.03	0.45	4.63	2.49	0.44	4.51	0.06	589.27	0.68	NM	181.55	16.39	181.55	NM	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA	8.49	8.49	0.96	11.56	8.33	0.96	11.56	0.31	214.02	0.77	12.01	130.90	11.12	130.90	12.01	0.26	2.23	26.80
DCOM	Dime Community Bancshars of NY	8.65	6.95	0.89	9.65	5.79	0.82	8.91	0.11	430.23	0.57	17.26	170.16	14.71	211.64	18.69	0.56	4.16	71.79
ESBF	ESB Financial Corp. of PA	6.88	4.55	0.51	7.80	6.80	0.50	7.60	0.22	120.33	0.88	14.70	109.19	7.52	165.24	15.09	0.40	3.58	52.63
ESSA	ESSA Bancorp, Inc. of PA	21.52	21.52	0.66	3.04	3.06	0.66	3.04	NA	NA	0.69	32.71	99.57	21.43	99.57	32.71	0.00	0.00	0.00
ESBK	Elmira Svgs Bank, FSB of NY	6.59	6.53	0.47	7.08	4.62	0.63	9.35	0.11	423.66	0.70	21.65	147.39	9.72	148.74	16.40	0.88	3.18	68.75
FFDF	FFD Financial Corp of Dover OH	10.44	10.44	0.94	8.98	8.68	0.87	8.35	NA	NA	0.57	11.52	102.87	10.75	102.87	12.38	0.56	3.40	39.16
FMCO	FMS Fin Corp. of Burlington NJ(8)	6.80	6.71	0.40	6.26	2.36	0.43	6.68	0.56	80.50	1.19	NM	258.19	17.55	261.42	39.71	0.12	0.38	16.22
FFCO	FedFirst Fin MHC of PA (45.8)	16.23	15.86	-0.31	-1.90	-1.41	-0.31	-1.90	0.47	64.82	0.51	NM	134.06	21.76	137.24	NM	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.34	5.97	0.57	9.41	7.80	0.46	7.71	NA	NA	0.62	12.83	114.56	7.27	121.02	15.66	0.56	3.16	40.58
FBTC	First BancTrust Corp of IL	8.88	8.45	0.36	4.01	3.90	0.32	3.58	0.71	100.82	1.13	25.65	101.90	9.04	107.08	28.78	0.24	2.03	52.17

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2007

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
FBEI	First Bancorp of Indiana of IN	9.35	7.45	0.22	2.31	2.53	0.19	1.99	NA	NA	0.50	39.53	91.74	8.58	115.10	NM	0.60	3.53	NM
FBSI	First Bancshares, Inc. of MO	11.02	10.90	-0.13	-1.11	-1.15	-0.16	-1.40	NA	NA	1.66	NM	96.10	10.59	97.17	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN	9.86	8.58	0.78	8.11	6.90	0.71	7.39	1.16	43.68	0.74	14.49	114.82	11.32	131.94	15.30	0.68	3.78	54.84
FCLF	First Clover Leaf Fin Cp of IL	24.75	21.75	0.75	3.06	2.18	0.78	3.19	0.34	123.29	0.70	NM	106.69	26.40	121.41	NM	0.24	2.18	NM
FCFL	First Community Bk Corp of FL	8.63	8.51	0.92	10.68	5.40	0.92	10.68	0.13	675.48	1.02	18.52	197.77	17.06	200.36	18.52	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	10.84	8.17	1.01	9.68	7.82	0.91	8.68	0.65	137.13	1.11	12.78	119.02	12.90	157.93	14.26	1.00	3.69	47.17
FFNM	First Fed of N. Michigan of MI	12.83	11.41	0.10	0.76	0.99	0.11	0.84	1.59	46.67	1.01	NM	77.92	10.00	87.63	NM	0.20	2.21	NM
FFBH	First Fed. Bancshares of AR	8.90	8.90	0.64	7.22	4.74	0.58	6.46	2.76	10.93	0.64	21.08	157.57	14.02	157.57	23.56	0.64	2.66	56.14
FFSX	?irst Federal Bankshares of IA	10.82	7.96	0.52	4.57	4.90	0.38	3.34	0.70	48.82	0.47	20.85	93.90	10.16	127.65	28.51	0.42	2.17	45.16
FFCH	First Fin. Holdings Inc. of SC	7.04	6.19	1.04	15.07	6.95	0.99	14.35	0.22	250.45	0.69	14.38	208.71	14.69	237.30	15.11	1.00	3.02	43.48
FFHS	First Franklin Corp. of OH	7.76	7.76	0.41	5.17	4.59	0.65	8.22	1.35	35.90	0.55	21.78	111.05	8.62	111.05	13.70	0.36	2.12	46.15
FKFS	First Keystone Fin., Inc of PA	6.65	6.65	0.16	2.71	1.77	0.20	3.35	0.75	89.09	1.12	NM	134.48	8.95	134.48	NM	0.00	0.00	0.00
FMSB	First Mutual Bncshrs Inc of WA	6.85	6.85	1.01	16.33	7.39	0.81	13.15	0.32	280.99	1.10	13.53	205.08	14.04	205.08	16.81	0.36	1.62	21.95
FNFG	First Niagara Fin. Group of NY	17.46	8.04	1.05	6.00	5.63	1.07	6.16	0.20	445.01	1.24	17.77	106.63	18.61	231.47	17.32	0.52	3.80	67.53
FPTB	First PacTrust Bancorp of CA	10.56	10.56	0.58	5.74	4.16	0.58	5.74	0.24	239.24	0.65	24.04	134.04	14.15	134.04	24.04	0.72	2.85	68.57
FPFC	First Place Fin. Corp. of OH	10.67	7.35	0.82	7.96	6.91	0.72	7.00	0.96	79.57	0.94	14.48	107.36	11.45	155.80	16.48	0.62	3.06	44.29
FFIC	Flushing Fin. Corp. of NY	7.47	6.86	0.78	10.13	5.92	0.74	9.63	0.11	225.75	0.29	16.89	162.25	12.12	176.67	17.78	0.48	2.84	48.00
FXCB	Fox Chase Bncp MHC of PA(44.5)	17.05	17.05	0.49	3.35	1.79	0.47	3.22	0.43	91.44	0.78	NM	161.72	27.57	161.72	NM	0.00	0.00	0.00
FBTX	Franklin Bank Corp of TX	7.29	3.99	0.30	4.37	3.89	0.06	0.82	0.62	33.80	0.30	25.72	109.81	8.01	200.73	NM	0.00	0.00	0.00
GSLA	GS Financial Corp. of LA	16.13	16.13	1.13	7.32	7.65	1.14	7.42	0.11	NA	3.69	13.07	93.07	15.02	93.07	12.90	0.40	2.00	26.14
PEDE	Great Pee Dee Bancorp of SC	12.48	12.24	0.73	5.85	5.63	0.71	5.72	0.41	221.25	1.06	17.75	103.47	12.91	105.54	18.16	0.64	4.05	71.91
GCBC	Green Co Bcrp MHC of NY (44.4)	11.00	11.00	0.76	6.87	3.88	0.82	7.35	0.13	342.86	0.70	25.79	172.54	18.98	172.54	24.10	0.50	3.40	NM
HFFC	HF Financial Corp. of SD	6.20	5.71	0.56	9.26	8.12	0.75	12.26	0.44	130.74	0.76	12.31	112.85	7.00	122.67	9.30	0.42	2.40	29.58
HMNF	HMN Financial, Inc. of MN	8.49	8.14	0.88	9.61	6.06	0.76	8.31	1.07	94.71	1.20	16.51	156.02	13.24	162.67	19.08	1.00	2.91	48.08
HBNK	Hampden Bancorp, Inc. of MA	19.92	19.92	-0.52	-4.13	-3.02	-0.54	-4.25	0.73	69.95	0.89	NM	90.63	18.05	90.63	NM	0.12	1.03	NM
HARL	Harleysville Svgs Fin Cp of PA	6.45	6.45	0.47	7.50	5.53	0.46	7.26	NA	NA	0.48	18.09	133.65	8.62	133.65	18.68	0.68	4.00	72.34
HWFG	Harrington West Fncl Grp of CA	6.15	5.58	0.70	12.11	8.48	0.71	12.28	0.01	NA	0.79	11.79	136.06	8.36	149.87	11.63	0.50	2.94	34.72
HBOS	Heritage Fn Gp MHC of GA(29.9)	14.46	14.24	0.66	3.94	1.51	0.66	3.94	0.14	702.76	1.46	NM	271.50	39.25	275.74	NM	0.24	1.51	NM
HIFS	Hingham Inst. for Sav. of MA	7.51	7.51	0.63	8.38	6.17	0.63	8.38	0.02	NA	0.66	16.21	132.06	9.92	132.06	16.21	0.80	2.44	39.60
HOME	Home Fed Bncp MHC of ID (40.8)	14.88	14.88	0.76	5.36	2.22	0.64	4.51	NA	NA	0.56	NM	234.47	34.90	234.47	NM	0.22	1.28	57.89
HFBC	HopFed Bancorp, Inc. of KY	6.90	5.81	0.50	7.25	6.47	0.52	7.46	0.16	370.95	0.90	15.45	108.30	7.47	128.62	15.01	0.48	3.02	46.60
HCBK	Hudson City Bancorp, Inc of NJ	12.89	12.45	0.85	5.71	3.95	0.85	5.71	0.09	92.36	0.15	25.33	149.15	19.23	154.40	25.33	0.32	2.43	61.54
IFSB	Independence FSB of DC	7.81	7.81	-1.74	-21.25	-18.30	-2.32	-28.34	0.69	45.02	0.52	NM	123.61	9.65	123.61	NM	0.00	0.00	NM
ISBC	Investors Bcrp MHC of NJ(45.7)	15.75	15.75	0.48	2.91	1.66	0.52	3.16	0.22	55.49	0.20	NM	181.54	28.60	181.54	NM	0.00	0.00	0.00
JXSB	Jcksnville Bcp MHC of IL(47.7)	7.79	6.77	0.26	3.26	2.72	0.26	3.26	0.56	123.94	1.17	36.76	115.74	9.02	133.26	36.76	0.30	2.40	NM
JFBI	Jefferson Bancshares Inc of TN	22.33	22.33	0.44	1.91	1.85	0.49	2.17	0.17	378.46	0.76	NM	104.38	23.31	104.38	NM	0.24	2.02	NM
KFED	K-Fed Bancorp MHC of CA (37.3)	11.47	10.93	0.62	5.13	1.83	0.62	5.13	NA	NA	0.43	NM	282.77	32.44	296.80	NM	0.40	2.16	NM
KNBT	KNBT Bancorp, Inc. of PA	12.44	7.87	0.80	6.64	5.58	0.83	6.88	0.21	286.02	0.97	17.91	116.27	14.47	183.82	17.30	0.40	2.63	47.06
KFFB	KY Fst Fed Bp MHC of KY (44.5)	23.34	17.66	0.31	1.33	0.99	0.31	1.33	0.49	55.38	0.44	NM	135.75	31.68	179.40	NM	0.40	3.96	NM
KRNY	Kearny Fin Cp MHC of NJ (29.7)	23.57	19.47	0.18	0.74	0.37	0.18	0.74	0.04	769.39	0.71	NM	206.81	48.75	250.37	NM	0.20	1.46	NM
LSBX	LSB Corp of No. Andover MA	10.58	10.58	0.12	1.13	0.81	0.57	5.33	0.19	407.66	1.42	NM	134.65	14.25	134.65	26.26	0.56	3.23	NM
LSBI	LSB Fin. Corp. of Lafayette IN	9.74	9.74	0.88	9.40	8.08	0.84	8.99	3.17	23.72	0.91	12.38	113.28	11.03	113.28	12.95	0.80	3.20	39.60
LSBK	Lake Shore Bnp MHC of NY(45.0)	15.39	15.39	0.50	3.67	2.19	0.50	3.67	0.42	84.25	0.63	NM	150.79	23.21	150.79	NM	0.12	0.97	44.44
LEGC	Legacy Bancorp, Inc. of MA	17.56	17.18	0.28	1.53	1.47	0.44	2.43	0.23	256.70	0.81	NM	106.38	18.68	108.70	NM	0.16	1.07	72.73
LBCP	Liberty Bancorp, Inc. of MO	16.39	16.39	0.64	4.76	3.49	0.59	4.38	0.96	75.09	1.09	28.68	105.93	17.36	105.93	31.14	0.10	0.92	26.32
MAFB	MAF Bancorp, Inc. of IL(8)	10.41	6.54	0.72	7.54	4.51	0.73	7.70	0.63	56.70	0.55	22.16	163.65	17.04	260.58	21.71	1.08	2.00	44.26
MFBC	MFB Corp. of Mishawaka IN	8.14	7.45	0.73	9.35	8.24	0.73	9.35	1.56	72.44	1.39	12.14	109.33	8.90	119.48	12.14	0.66	1.95	23.66
MSBF	MSB Fin Corp MHC of NJ (45.0)	15.27	15.27	0.52	5.00	2.43	0.52	5.00	NA	NA	0.39	NM	149.74	22.87	149.74	NM	0.00	0.00	0.00
MGYR	Magyar Bancorp MHC of NJ(46.0)	10.44	10.44	0.19	1.82	1.02	0.18	1.70	1.63	55.56	1.12	NM	178.06	18.59	178.06	NM	0.00	0.00	0.00
MASB	MassBank Corp. of Reading MA	13.12	12.99	0.85	6.90	5.12	0.81	6.53	0.02	NA	0.68	19.52	130.99	17.18	132.31	20.63	1.12	3.41	66.67
MFLR	Mayflower Co-Op. Bank of MA	8.11	8.09	0.47	5.95	5.24	0.42	5.40	0.01	NA	1.28	19.07	111.23	9.03	111.59	21.02	0.40	3.88	74.07
CASH	Meta Financial Group of IA	6.13	5.66	0.07	1.11	0.50	0.36	6.07	1.20	114.57	1.39	NM	216.08	13.25	233.89	36.30	0.52	1.38	NM
MFSF	MutualFirst Fin. Inc. of IN	8.87	7.36	0.58	6.43	6.85	0.57	6.28	0.86	98.56	1.02	14.59	94.05	8.34	113.39	14.94	0.60	3.16	46.15
NASB	NASB Fin, Inc. of Grandview MO	9.76	9.57	1.24	12.43	6.76	0.61	6.14	0.73	67.20	0.56	14.79	188.29	18.39	192.07	29.97	0.90	2.55	37.66
NECB	NE Comm Bncrp MHC of NY (45.0)	33.53	33.53	0.56	2.10	0.96	0.56	2.10	NA	NA	0.57	NM	169.66	56.89	169.66	NM	0.00	0.00	0.00
NHTB	NH Thrift Bancshares of NH	7.19	5.34	0.71	9.90	7.82	0.61	8.53	0.11	527.19	0.80	12.79	128.04	9.21	172.56	14.84	0.52	3.50	44.83
NVSL	Naug Vlly Fin MHC of CT (44.2)	11.91	11.86	0.32	2.48	1.42	0.32	2.48	0.49	103.03	0.65	NM	175.81	20.94	176.58	NM	0.20	1.67	NM
NTBK	NetBank, Inc. of Alpharetta GA(8)	6.21	5.03	-4.82	NM	NM	-3.66	-46.39	3.76	20.24	1.12	NM	7.64	0.47	9.43	NM	0.00	0.00	NM
NEBS	New England Bnchrs Inc. of CT	20.60	19.98	0.37	1.78	1.50	0.35	1.69	0.21	313.84	0.94	NM	118.78	24.46	122.46	NM	0.12	0.95	63.16
NFSB	Newport Bancorp, Inc. of RI	19.87	19.87	-0.48	-3.28	-2.12	-0.48	-3.28	NA	NA	0.78	NM	110.75	22.01	110.75	NM	0.00	0.00	NM
FFFD	North Central Bancshares of IA	8.20	7.23	0.91	10.87	8.38	0.91	10.87	0.20	333.62	0.77	11.93	131.03	10.74	148.56	11.93	1.40	3.48	41.54
NWSB	Northwest Bcrp MHC of PA(39.1)	9.04	6.59	0.71	7.78	3.36	0.71	7.78	0.72	79.81	0.85	29.73	228.91	20.68	313.69	29.73	0.80	2.86	NM
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	10.92	10.92	0.52	4.68	2.56	0.52	4.68	0.09	386.06	0.48	39.12	181.20	19.79	181.20	39.12	0.00	0.00	0.00
OCFC	OceanFirst Fin. Corp of NJ	6.12	6.12	0.14	2.22	1.36	0.46	7.14	0.23	212.72	0.60	NM	173.94	10.64	173.94	22.97	0.80	4.52	NM
ONFC	Oneida Financl MHC of NY(44.6)	12.84	8.47	0.92	7.19	4.40	0.94	7.33	0.01	NA	0.85	22.75	157.73	20.25	238.99	22.32	0.48	4.06	NM
ORIT	Oritani Fin Cp MHC of NJ(32.0)	21.75	21.75	0.21	1.35	0.45	0.23	1.54	NA	NA	1.16	NM	238.93	51.98	238.93	NM	0.00	0.00	0.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2007

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
OSBK	Osage Bancshares, Inc. of OK	27.91	27.91	0.77	3.86	2.82	0.77	3.86	0.05	681.36	0.49	35.42	94.36	26.34	94.36	35.42	0.28	3.04	NM
PSBH	PSB Hldgs Inc MHC of CT (45.2)	10.69	9.02	0.36	3.36	2.34	0.36	3.36	0.33	111.65	0.81	NM	140.97	15.06	166.93	NM	0.24	2.24	NM
PVFC	PVF Capital Corp. of Solon OH	7.86	7.86	0.57	7.30	5.45	0.55	7.08	1.71	29.72	0.60	18.36	133.26	10.48	133.26	18.92	0.30	2.44	44.78
PBCI	Pamrapo Bancorp, Inc. of NJ	9.17	9.17	0.93	10.08	5.77	0.88	9.58	0.36	116.32	0.63	17.34	176.51	16.18	176.51	18.25	0.92	4.42	NM
PFED	Park Bancorp of Chicago IL	14.31	14.31	-0.05	-0.38	-0.26	-0.05	-0.38	2.03	13.84	0.42	NM	134.92	19.31	134.92	NM	0.72	2.11	NM
PVSA	Parkvale Financial Corp of PA	7.06	5.33	0.71	10.61	7.83	0.70	10.39	0.39	204.56	1.17	12.78	131.54	9.28	174.04	13.06	0.80	2.68	34.19
PRTR	Partners Trust Fin. Grp. of NY	13.20	6.46	0.58	4.39	4.66	0.61	4.65	0.11	842.58	1.49	21.44	94.95	12.54	194.20	20.23	0.28	2.61	56.00
PBHC	Pathfinder BC MHC of NY (35.8)	6.60	5.35	0.31	4.51	3.18	0.25	3.56	0.55	91.05	0.72	31.47	141.87	9.37	175.11	39.87	0.41	3.43	NM
PFDC	Peoples Bancorp of Auburn IN	12.59	12.08	0.58	4.56	4.79	0.56	4.41	0.47	79.99	0.51	26.89	96.45	12.13	106.43	21.59	0.76	4.00	NM
PCBI	Peoples Community Bcrp. of OH	8.62	5.72	-0.51	-6.00	-7.58	-0.52	-6.06	2.54	70.29	1.71	NM	81.12	7.00	122.29	NM	0.60	4.10	NM
PBCT	Peoples United Financial of CT	31.68	30.91	1.43	4.51	3.25	1.52	4.79	0.21	325.99	0.80	30.72	138.58	43.90	142.03	28.94	0.53	2.65	NM
PROV	Provident Fin. Holdings of CA	7.43	7.43	0.78	9.67	8.25	0.41	5.07	0.78	105.93	1.02	12.12	120.49	8.96	120.49	23.08	0.72	2.97	36.00
PBNY	Provident NY Bncrp, Inc. of NY	14.73	8.61	0.70	4.85	3.39	0.71	4.96	0.23	312.67	1.31	29.50	139.32	20.53	238.49	28.87	0.20	1.47	43.48
PBIP	Prudential Bncp MHC PA (42.7)	18.19	18.19	0.79	4.17	2.26	0.79	4.17	0.08	179.37	0.31	NM	190.14	34.58	190.14	NM	0.20	1.46	64.52
PULB	Pulaski Fin Cp of St. Louis MO	7.45	7.03	1.00	12.91	6.36	0.81	10.54	1.01	79.87	0.90	15.73	193.96	14.45	205.60	19.28	0.34	2.20	34.69
RPFG	Ranier Pacific Fin Group of WA	9.73	9.37	0.33	3.45	2.26	0.31	3.22	0.03	NA	1.30	NM	148.92	14.49	154.70	NM	0.26	1.31	57.78
RIVR	River Valley Bancorp of IN	7.18	7.17	0.62	8.73	7.36	0.62	8.66	0.94	67.29	0.84	13.58	115.41	8.29	115.56	13.69	0.88	4.60	62.50
RVSB	Riverview Bancorp, Inc. of WA	12.22	9.01	1.43	12.10	7.07	1.40	11.86	0.15	676.18	1.25	14.14	163.55	19.98	221.87	14.43	0.40	2.86	40.40
RCKB	Rockville Fin MHC of CT (45.0)	12.55	12.47	0.57	4.40	2.31	0.56	4.28	0.11	694.49	0.96	NM	189.86	23.83	191.06	NM	0.00	0.00	0.00
ROMA	Roma Fin Corp MHC of NJ (31.0)	26.72	26.65	0.63	2.82	1.03	0.63	2.82	0.04	322.04	0.31	NM	227.59	60.82	228.22	NM	0.24	1.45	NM
ROME	Rome Bancorp, Inc. of Rome NY	25.13	25.13	1.12	4.15	3.21	1.12	4.15	0.38	171.02	0.73	31.15	138.75	34.86	138.75	31.15	0.32	2.57	NM
SIFI	SI Fin Gp Inc MHC of CT (41.3)	10.95	10.85	0.33	3.05	1.57	0.32	2.90	0.19	298.16	0.76	NM	189.70	20.77	191.42	NM	0.16	1.26	NM
SVBI	Severn Bancorp, Inc. of MD	9.80	9.75	1.70	18.42	8.37	1.66	18.06	0.76	130.87	1.14	11.95	204.62	20.05	205.54	12.19	0.24	1.32	15.79
SUPR	Superior Bancorp of AL	11.37	6.11	0.34	3.47	1.89	0.25	2.56	0.43	181.43	1.11	NM	124.75	14.18	232.18	NM	0.00	0.00	0.00
SYNF	Synergy Financial Group of NJ(8)	10.30	10.24	0.39	4.00	2.48	0.39	4.00	0.04	NA	0.78	NM	156.46	16.12	157.36	NM	0.24	1.75	70.59
THRD	TF Fin. Corp. of Newtown PA	10.20	9.51	0.85	8.74	6.40	0.83	8.51	0.32	135.78	0.57	15.62	130.86	13.34	140.30	16.04	0.80	2.65	41.45
TFSL	TFS Fin Corp MHC of OH (31.5)	19.35	19.35	0.52	2.70	1.22	0.84	4.32	1.12	21.76	0.30	NM	221.22	42.80	221.22	NM	0.00	0.00	0.00
TONE	TierOne Corp. of Lincoln NE(8)	10.59	9.13	1.23	12.12	7.54	1.23	12.07	1.29	74.92	1.11	13.26	151.09	16.00	175.23	13.31	0.32	1.05	13.91
TSBK	Timberland Bancorp, Inc. of WA	12.59	11.46	1.39	10.31	6.64	1.35	10.03	0.04	NA	0.88	15.05	156.00	19.64	171.44	15.47	0.72	2.16	32.58
TRST	TrustCo Bank Corp NY of NY	7.39	7.39	1.47	19.67	6.24	1.49	20.00	0.23	494.32	1.96	16.02	300.31	22.18	300.31	15.75	0.64	6.66	NM
UCBA	United Comm Bncp MHC IN (45.0)	16.09	16.09	0.73	4.22	2.63	0.50	2.90	0.73	101.04	1.02	38.00	162.35	26.12	162.35	NM	0.32	2.63	NM
UCFC	United Community Fin. of OH	10.35	9.06	0.85	8.23	7.05	0.77	7.45	2.15	29.20	0.81	14.19	114.63	11.86	130.92	15.67	0.38	3.62	51.35
UBNK	United Fin Grp MHC of MA(46.4)	13.40	13.36	0.40	2.97	1.51	0.42	3.09	0.18	390.16	0.94	NM	196.30	26.30	196.78	NM	0.24	1.51	NM
UWBK	United Western Bncp, Inc of CO	5.22	5.22	0.39	7.77	4.49	0.49	9.65	0.64	63.49	0.75	22.28	170.85	8.92	170.85	17.95	0.24	0.93	20.69
VPFG	ViewPoint Finl MHC of TX(45.0)	13.49	13.49	0.28	2.34	0.92	0.28	2.34	0.24	177.06	0.65	NM	220.60	29.76	220.60	NM	0.20	1.08	NM
WSFS	WSFS Financial Corp. of DE	6.76	6.71	1.03	15.53	7.54	1.07	16.07	0.15	612.48	1.34	13.26	205.87	13.91	207.37	12.82	0.40	0.61	8.13
WVFC	WVS Financial Corp. of PA	7.89	7.89	0.89	11.83	9.27	0.89	11.83	NA	NA	1.62	10.79	126.09	9.95	126.09	10.79	0.64	3.83	41.29
WFSL	Washington Federal, Inc. of WA	13.11	12.01	1.51	10.93	6.31	1.51	10.93	0.08	344.78	0.36	15.85	167.84	22.01	183.15	15.85	0.82	3.29	52.23
WAUW	Wauwatosa Hlds MHC of WI(30.4)	13.96	13.96	0.45	3.09	1.30	0.45	3.09	1.78	24.47	0.52	NM	243.95	34.06	243.95	NM	0.00	0.00	0.00
WAYN	Wayne Savings Bancshares of OH	8.63	8.04	0.55	6.21	5.14	0.56	6.38	0.20	182.82	NA	19.46	121.54	10.49	130.52	18.92	0.48	3.57	69.57
WFBC	Willow Financial Bcp Inc of PA	13.66	6.49	0.64	4.85	5.53	0.65	4.92	0.64	136.08	1.27	18.09	86.42	11.80	181.79	17.82	0.46	3.97	71.88

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended	DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1999: Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000: Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001: Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002: Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003: Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004: Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.6
Quarter 3	10080.3	1114.6	1,896.8	1495.1	556.0
Quarter 4	10783.0	1211.9	2,175.4	1605.6	595.1
2005: Quarter 1	10503.8	1180.6	1,999.2	1516.6	551.0
Quarter 2	10275.0	1191.3	2,057.0	1577.1	563.3
Quarter 3	10568.7	1228.8	2,151.7	1527.2	546.3
Quarter 4	10717.5	1248.3	2,205.3	1616.4	582.8
2006: Quarter 1	11109.3	1294.8	2,339.8	1661.1	595.5
Quarter 2	11150.2	1270.2	2,172.1	1717.9	601.1
Quarter 3	11679.1	1335.9	2,258.4	1727.1	634.0
Quarter 4	12463.2	1418.3	2,415.3	1829.3	658.6
2007: Quarter 1	12354.4	1420.9	2,421.6	1703.6	634.4
As of May 25, 2007	13507.3	1515.7	2,557.2	1725.1	650.4

(1) End of period data.
Sources: SNL Securities and Wall Street Journal.

EXHIBIT IV-3

Historical Thrift Stock Indices

Index Values

	Index Values				Price Appreciation (%)		
	04/30/07	03/30/07	12/29/06	04/28/06	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,695.9	1,703.6	1,829.3	1,714.0	-0.45	-7.29	-1.05
MHC Index	3,753.6	3,773.6	3,874.7	3,159.7	-0.53	-3.13	18.80
Stock Exchange Indexes							
AMEX Thrifts	694.7	729.4	745.2	627.8	-4.77	-6.78	10.65
NYSE Thrifts	1,052.0	1,042.7	1,143.0	1,085.7	0.89	-7.96	-3.10
OTC Thrifts	2,129.6	2,175.3	2,271.9	2,074.8	-2.10	-6.26	2.64
Geographic Indexes							
Mid-Atlantic Thrifts	3,931.9	4,020.8	4,104.1	3,834.2	-2.21	-4.20	2.55
Midwestern Thrifts	3,352.1	3,400.5	3,623.7	3,459.7	-1.42	-7.50	-3.11
New England Thrifts	2,082.3	2,195.5	2,223.0	1,822.9	-5.16	-6.33	14.23
Southeastern Thrifts	1,380.6	1,417.2	1,670.8	1,530.2	-2.59	-17.37	-9.78
Southwestern Thrifts	1,423.7	1,490.9	1,538.4	1,425.4	-4.50	-7.45	-0.12
Western Thrifts	1,562.3	1,516.2	1,717.1	1,642.2	3.04	-9.02	-4.87
Asset Size Indexes							
Less than $250M	1,173.1	1,219.9	1,241.5	1,386.7	-3.83	-5.51	-15.40
$250M to $500M	3,532.4	3,533.8	3,587.6	3,397.6	-0.04	-1.54	3.97
$500M to $1B	2,085.2	2,100.0	2,135.1	1,884.2	-0.70	-2.34	10.67
$1B to $5B	2,418.5	2,484.1	2,693.3	2,508.1	-2.64	-10.20	-3.57
Over $5B	1,015.7	1,016.4	1,096.0	1,028.7	-0.07	-7.33	-1.27
Pink Indexes							
Pink Thrifts	513.5	509.2	515.9	463.8	0.84	-0.47	10.71
Less than $75M	577.8	575.0	576.9	513.1	0.48	0.15	12.61
Over $75M	532.3	527.9	535.0	481.2	0.85	-0.49	10.63
Comparative Indexes							
Dow Jones Industrials	13,062.9	12,354.4	12,463.2	11,367.1	5.74	4.81	14.92
S&P 500	1,482.4	1,420.9	1,418.3	1,310.6	4.33	4.52	13.11

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4

Market Area Acquisition Activity

Exhibit IV-4
Washington State Thrift Acquisitions 2000-Present

						Target Financials at Announcement						Deal Terms and Pricing at Announcement						
Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
06/04/2006	11/30/2006	Sterling Financial Corp.	WA	FirstBank NW Corp.	WA	846,003	9.35	1.03	11.16	0.14	689.66	169.6	27.16	207.76	272.68	19.26	20.04	23.25
02/12/2006	07/05/2006	Sterling Financial Corp.	WA	Lynnwood Financial Group	WA	435,651	10.22	2.69	26.47	0.00	NA	63.8	NA	143.35	143.35	7.41	14.65	12.51
06/24/2004	10/15/2004	KeyCorp	OH	EverTrust Financial Group, Inc.	WA	770,072	11.76	0.96	7.63	0.56	227.69	195.0	25.60	194.69	194.69	26.95	25.32	23.09
05/19/2003	08/31/2003	Washington Federal Inc.	WA	United Savings & Loan Bank	WA	311,446	13.43	1.10	8.36	0.50	131.91	65.0	1,595.09	155.39	155.39	19.36	20.87	10.98
				Averages:		590,793	11.19	1.45	13.41	0.30	349.75	123.4		175.30	191.53	18.25	20.22	17.46
				Medians:		602,862	10.99	1.07	9.76	0.32	227.69	117.3		175.04	175.04	19.31	20.45	17.80

Source: SNL Financial, LC.

EXHIBIT IV-5

First Savings Bank Northwest
Director and Senior Management Summary Resumes

Exhibit IV-5
First Savings Bank Northwest
Director and Senior Management Summary Resumes

Victor Karpiak is Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer of First Financial Holdings, MHC, First Financial of Renton and First Savings Bank. Prior to his appointment as President of First Savings Bank in 1999, he served as Executive Vice President and Chief Financial Officer. Mr. Karpiak has served as President and Chief Financial Officer of First Financial Holdings, MHC and First Financial of Renton since they were established in 2002. In January 2005, he was appointed Chairman of the Board and Chief Executive Officer of First Financial Holdings, MHC, First Financial of Renton and First Savings Bank. He has been with First Savings Bank for 30 years. Mr. Karpiak is a director of the Renton Community Foundation, a director and past Chairman of the Greater Renton Chamber of Commerce, a director and Resource Development Chairman of Renton River Days, a director and Secretary of the Senior Housing Assistance Group, a member of the Renton Rotary Club, and a member and past President of the Kiwanis Club of Renton.

Harry A. Blencoe is retired after serving as President of First Savings Bank from 1961 until 1999 and as Chairman of the Board and Chief Executive Officer from 1961 until 2005. Prior to his retirement, Mr. Blencoe also served as Chairman of the Board and Chief Executive Officer of First Financial Holdings, MHC and First Financial of Renton since they were established in 2002. He has been associated with First Savings Bank for 57 years. Mr. Blencoe is a past director of the Renton Community Foundation, and a past president and current member of the Renton Rotary Club and the Mayor's CEO Committee.

Joann E. Lee is a certified public accountant and has been the owner of Joann Lee & Associates, CPAs since 2002. Prior to that, Ms. Lee had an eight year career with the independent public accounting firm of RSM McGladrey and served as the Director of the Small Business Division, Puget Sound Region. Ms. Lee is a past president and current member of the Renton Rotary Club, a current member of the Renton YMCA and the Renton Communities in Schools, and a director of the Renton Technical College Foundation and the Greater Renton Chamber of Commerce.

Gary F. Kohlwes has served as Secretary and Treasurer of First Savings Bank since 1977. He has been the owner/operator of a commercial fishing business in Naknek, Alaska since 1963. Dr. Kohlwes retired in 1997 after 40 years in education with the last 24 years as Superintendent of Public School for the Renton School District. Dr. Kohlwes is a past president and a current member of the Renton Rotary Club, past President and director of the Renton Community Foundation and an elected Commissioner of Valley Medical Center.

Robert L. Anderson is a retired attorney. Prior to his retirement in 1992, Mr. Anderson was a partner in the law firm of Anderson & Jackson & Stephens, Attorneys. Mr. Anderson is a director of the Ocean Shores Library Board, a member of the Ocean Shore Kiwanis and a member of the Associated Arts of Ocean Shores.

Gerald Edlund has served as the Secretary of First Financial Holdings, MHC since it was established in 2002. He has been President of Edlund Associates, Inc., a landscape architect firm, since 1980. Mr. Edlund is a member of the New Horizon School Board, a past president and current member of the Renton Rotary Club and a member of the Allied Arts City of Renton.

Robert W. McLendon has served as the Secretary of First Financial Northwest since it was established in 2002. He is President of McLendon Hardware, Inc., a retail and wholesale hardware business. Mr. McLendon is a member of the VFW, the American Legion and the University of Washington Alumni.

Gary F. Faull is an attorney and has been self-employed since 1974 in the law firm of Gary F. Faull Law Offices. Mr. Faull is a member of the Renton Rotary Club and a director of the Renton Community Foundation.

Exhibit IV-5 (continued)
First Savings Bank Northwest
Director and Senior Management Summary Resumes

Executive Officers Who Are Not Directors

John P. Mills, age 65, is President of Executive House, Inc., a subsidiary of First Savings Bank. Mr. Mills has held his current position at Executive House, Inc. since December 2005, when Executive House was acquired by First Savings Bank. Prior to that, Mr. Mills had served as a principal of Executive House, Inc. for 28 years.

David G. Kroeger, age 62, has been Executive Vice President of Executive House, Inc. since February 2006. Prior to that, Mr. Kroeger was Director of the Division of Banks of the Washington State Department of Financial Institutions from 1999 until 2006. Prior to that, Mr. Kroeger held a number of senior positions at the Federal Deposit Insurance Corporation. Mr. Kroeger also serves on the board of directors of Bank of Fairfield, Fairfield, Washington.

Robert H. Gagnier, age 60, is Senior Vice President of First Financial Northwest and First Financial Holdings, MHC, and Senior Vice President and Chief Lending Officer of First Savings Bank. Mr. Gagnier has held his current position at First Financial of Renton and First Financial Holdings, MHC since 2002, and at First Savings Bank since 2001. Prior to serving in his current position, Mr. Gagnier had served as Vice President, Loan Officer and Compliance Officer of First Savings Bank since 1986.

Roger Elmore is Vice President and Senior Operation Officer of First Savings Bank, a position he has held since 2004. Prior to that, Mr. Elmore was Vice President-Risk Operations Division Manager at Washington Mutual Bank from 1993 until 2004.

EXHIBIT IV-6

First Savings Bank Northwest
Pro Forma Regulatory Capital Ratios

Exhibit IV-6
First Savings Bank Northwest
Pro Forma Regulatory Capital Ratios

			Pro Forma at March 31, 2007							
	At March 31, 2007		14,875,000 Shares Sold at $10.00 per Share (Minimum of Range)		17,500,000 Shares Sold at $10.00 per Share (Midpoint of Range)		20,125,000 Shares Sold at $10.00 per Share (Maximum of Range)		23,143,750 Shares Sold at $10.00 per Share (Maximum of Range, as Adjusted)	
	Amount	Percent of Assets (1)	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in Thousands)									
Equity capital under generally accepted accounting principles ("GAAP")	$106,275	10.40%	$166,319	16.48%	$177,042	17.59%	$187,764	18.69%	$200,095	19.97%
Tier I leverage	$85,073	8.52%	$145,117	14.72%	$155,840	15.84%	$166,562	16.97%	$178,893	18.27%
Requirement	39,962	4.00	39,445	4.00	39,353	4.00	39,262	4.00	39,157	4.00
Excess	$45,111	4.52%	$105,672	10.72%	$116,487	11.84%	$127,300	12.97%	$139,736	14.27%
Tier I risk based	$85,073	13.91%	$145,117	23.83%	$155,840	25.61%	$166,562	27.39%	$178,893	29.44%
Requirement	24,466	4.00	24,363	4.00	24,345	4.00	24,326	4.00	24,305	4.00
Excess	$60,607	9.91%	$120,754	19.83%	$131,495	21.61%	$142,236	23.39%	$154,588	25.44%
Total risk based	$87,614	14.32%	$147,658	24.24%	$158,381	26.02%	$169,103	27.81%	$181,434	29.86%
Risk based requirement	48,933	8.00	48,726	8.00	48,689	8.00	48,653	8.00	48,611	8.00
Excess	$38,681	6.32%	$98,932	16.24%	$109,692	18.02%	$120,450	19.81%	$132,823	21.86%
Reconciliation of capital infused into First Savings Bank:										
Net proceeds infused			$72,979		$85,984		$98,989		$113,945	
Less:										
Common stock acquired by employee stock ownership plan			(12,935)		(15,217)		(17,500)		(20,125)	
Pro forma increase in GAAP and regulatory capital			$60,044		$70,767		$81,489		$ 93,820	

(1) Adjusted total or adjusted risk-weighted assets, as appropriate.

EXHIBIT IV-7

First Savings Bank Northwest
Pro Forma Analysis Sheet

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
First Financial Northwest, Inc., Renton, WA
Prices as of May 25, 2007

Valuation Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Washington Companies Mean	Washington Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	20.92 x	20.22x	16.97x	14.64x	14.60x	19.96x	17.77x
Price-core earnings multiple	=	P/CE	19.93 x	20.04x	17.31x	15.64x	15.66x	20.33x	18.39x
Price-book ratio	=	P/B	72.99%	142.07%	141.48%	168.28%	163.55%	144.46%	133.26%
Price-tangible book ratio	=	P/TB	77.20%	172.88%	176.62%	187.25%	183.15%	162.58%	154.70%
Price-assets ratio	=	P/A	18.36%	18.45%	17.07%	18.03%	19.64%	17.98%	14.49%

Valuation Parameters

				% of Offering	% of Offering + Foundation
Pre-Conversion Earnings (Y)	$6,560,890	(Yr End 3/07)	ESOP Stock as % of Offering (E)	8.70%	8.00%
Pre-Conversion Core Earnings	$7,013,008	(Yr End 3/07)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B)	$106,274,773	(3/07)	ESOP Amortization (T)	15.00	years
Intangibles	$14,205,854	(3/07)	RRP Stock as % of Offering (M)	4.35%	4.00%
Pre-Conv. Tang. Book Value (B)	$92,068,919	(3/07)	Stock Programs Vesting (N)	5.00	years
Pre-Conversion Assets (A)	$1,021,886,857	(3/07)	Fixed Expenses	$1,481,110	
Reinvestment Rate: (3/07 1 Yr. T-Bill)	4.900%		Variable Expenses (Midpoint)	$1,551,326	1.00%
Tax rate (TAX)	34.00%		Percent Sold (PCT)	100.00%	
A-T Reinvestment Rate(R)	3.234%		MHC Assets	$0	
Est. Conversion Expenses (1)(X)	1.59%		Options as % of Offering (O1)	10.87%	10.00%
Insider Purchases	$4,650,000		Estimated Option Value (O2)	38.70%	
Price/Share	$10.00		Option Vesting Period (O3)	5.00	years
Foundation Cash Contrib. (FC)	$0		% of Options taxable (O4)	25.00%	
Found. Stk Contrib (% of Total Shrs (I	8.00%		Payoff of FHLB Advances (PA)	$125,000,000	@Minimum
Foundation Tax Benefit (Z)	$5,173,913		Payoff of FHLB Advances (PA)	$140,000,000	@Mid, Max, Smax
Foundation Amount (Mdpt.)	$15,217,390		Weighted Average Rate of Adv.	5.69%	

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E \cdot (Y)}{1 - P/E \cdot PCT \cdot ((1-X-E-M-FC-FS) \cdot R - (1-TAX) \cdot E/T - (1-TAX) \cdot M/N) - (1-(TAX \cdot O4)) \cdot (O1 \cdot O2)/O3)}$$ V= $190,217,390

1. $$V = \frac{P/E \cdot (Y)}{1 - P/Core E \cdot PCT \cdot ((1-X-E-M-FC-FS) \cdot R - (1-TAX) \cdot E/T - (1-TAX) \cdot M/N) - (1-(TAX \cdot O4)) \cdot (O1 \cdot O2)/O3)}$$ V= $190,217,390

2. $$V = \frac{P/B \cdot (B+Z)}{1 - P/B \cdot PCT \cdot (1-X-E-M-FC-FS)}$$ V= $190,217,390

2. $$V = \frac{P/TB \cdot (TB+Z)}{1 - P/TB \cdot PCT \cdot (1-X-E-M-FC-FS)}$$ V= $190,217,390

3. $$V = \frac{P/A \cdot (A+Z+PA)}{1 - P/A \cdot PCT \cdot (1-X-E-M-FC-FS)}$$ V= $190,217,390

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Market Value of Stock Sold in Offering	Market Value of Stock Issued in Offering
Supermaximum	0	23,143,750	2,012,500	25,156,250	$10.00	$231,437,500	$251,562,500
Maximum	0	20,125,000	1,750,000	21,875,000	10.00	201,250,000	$218,750,000
Midpoint	0	17,500,000	1,521,739	19,021,739	10.00	175,000,000	$190,217,390
Minimum	0	14,875,000	1,293,479	16,168,479	10.00	148,750,000	$161,684,790

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued
Supermaximum	0.000%	92.000%	8.000%	100.000%
Maximum	0.000%	92.000%	8.000%	100.000%
Midpoint	0.000%	92.000%	8.000%	100.000%
Minimum	0.000%	92.000%	8.000%	100.000%

(1) Estimated offering expenses at midpoint of the offering.

EXHIBIT IV-8

First Savings Bank Northwest
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
First Financial Northwest, Inc., Renton, WA
At the Minimum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$148,750,000**
	Market Value of Shares Issued to Foundation:	**12,934,790**
	Total Market Value of Company:	**$161,684,790**
2.	Offering Proceeds of Shares Sold In Offering	$148,750,000
	Less: Estimated Offering Expenses	2,792,762
	Net Conversion Proceeds	$145,957,238
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$145,957,238
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	(125,000,000)
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(19,402,174)
	Net Conversion Proceeds Reinvested	$1,555,064
	Estimated After-Tax Reinvestment Rate	3.23%
	Earnings from Reinvestment of Proceeds	$50,291
	Plus: Reduction in FHLB Advanve Interest Expense(2)	4,694,250
	Less: Estimated cost of ESOP borrowings(3)	0
	Less: Amortization of ESOP borrowings(3)	(569,130)
	Less: Stock Programs Vesting (4)	(853,696)
	Less: Option Plan Vesting (5)	(1,145,068)
	Net Earnings Increase	$2,176,647

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2007 (reported)	$6,560,890	$2,176,647	$8,737,537
12 Months ended March 31, 2007 (core)	$7,013,008	$2,176,647	$9,189,655

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2007	$106,274,773	$126,555,064	$4,397,829	$237,227,666
March 31, 2007 (Tangible)	$92,068,919	$126,555,064	$4,397,829	$223,021,812

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
March 31, 2007	$1,021,886,857	$126,555,064	($125,000,000)	$4,397,829	$1,027,839,750

(1) Includes ESOP purchases equal to 8.0% of the offering plus the foundation, and stock program purchases equal to 4.00% of the offering plus the foundation.
(2) Reduction in interest expense is tax effected at 34%.
(3) ESOP stock amortized over 15 years, and amortization expense is tax effected at 34%.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 34%.
(5) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
First Financial Northwest, Inc., Renton, WA
At the Midpoint of the Range

1.	**Market Value of Shares Sold In Offering:**	**$175,000,000**
	Market Value of Shares Issued to Foundation:	**15,217,390**
	Total Market Value of Company:	**$190,217,390**
2.	Offering Proceeds of Shares Sold In Offering	$175,000,000
	Less: Estimated Offering Expenses	3,032,436
	Net Conversion Proceeds	$171,967,564
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$171,967,564
	Less: Cash Contribution to MHC	0
	Less: Payoff of FHLB Advances	(140,000,000)
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(22,826,087)
	Net Conversion Proceeds Reinvested	$9,141,477
	Estimated After-Tax Reinvestment Rate	3.23%
	Earnings from Reinvestment of Proceeds	$295,635
	Plus: Reduction in FHLB Advanve Interest Expense(2)	5,257,560
	Less: Estimated cost of ESOP borrowings(3)	0
	Less: Amortization of ESOP borrowings(3)	(669,565)
	Less: Stock Programs Vesting (4)	(1,004,348)
	Less: Option Plan Vesting (5)	(1,347,139)
	Net Earnings Increase	$2,532,144

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2007 (reported)	$6,560,890	$2,532,144	$9,093,034
12 Months ended March 31, 2007 (core)	$7,013,008	$2,532,144	$9,545,152

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2007	$106,274,773	$149,141,477	$5,173,913	$260,590,163
March 31, 2007 (Tangible)	$92,068,919	$149,141,477	$5,173,913	$246,384,309

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
March 31, 2007	$1,021,886,857	$149,141,477	($140,000,000)	$5,173,913	$1,036,202,247

(1) Includes ESOP purchases equal to 8.0% of the offering plus the foundation, and stock program purchases equal to 4.00% of the offering plus the foundation.
(2) Reduction in interest expense is tax effected at 34%.
(3) ESOP stock amortized over 15 years, and amortization expense is tax effected at 34%.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 34%.
(5) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
First Financial Northwest, Inc., Renton, WA
At the Maximum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$201,250,000**
	Market Value of Shares Issued to Foundation:	**17,500,000**
	Total Market Value of Company:	**$218,750,000**
2.	Offering Proceeds of Shares Sold In Offering	$201,250,000
	Less: Estimated Offering Expenses	3,272,110
	Net Conversion Proceeds	$197,977,890
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$197,977,890
	Less: Cash Contribution to MHC	0
	Less: Payoff of FHLB Advances	(140,000,000)
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(26,250,000)
	Net Conversion Proceeds Reinvested	$31,727,890
	Estimated After-Tax Reinvestment Rate	3.23%
	Earnings from Reinvestment of Proceeds	$1,026,080
	Plus: Reduction in FHLB Advanve Interest Expense(2)	5,257,560
	Less: Estimated cost of ESOP borrowings(3)	0
	Less: Amortization of ESOP borrowings(3)	(770,000)
	Less: Stock Programs Vesting (4)	(1,155,000)
	Less: Option Plan Vesting (5)	(1,549,209)
	Net Earnings Increase	$2,809,431

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2007 (reported)	$6,560,890	$2,809,431	$9,370,321
12 Months ended March 31, 2007 (core)	$7,013,008	$2,809,431	$9,822,439

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2007	$106,274,773	$171,727,890	$5,950,000	$283,952,663
March 31, 2007 (Tangible)	$92,068,919	$171,727,890	$5,950,000	$269,746,809

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
March 31, 2007	$1,021,886,857	$171,727,890	($140,000,000)	$5,950,000	$1,059,564,747

(1) Includes ESOP purchases equal to 8.0% of the offering plus the foundation, and stock program purchases equal to 4.00% of the offering plus the foundation.
(2) Reduction in interest expense is tax effected at 34%.
(3) ESOP stock amortized over 15 years, and amortization expense is tax effected at 34%.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 34%.
(5) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
First Financial Northwest, Inc., Renton, WA
At the Supermaximum Value

1.	***Market Value of Shares Sold In Offering:***	**$231,437,500**
	Market Value of Shares Issued to Foundation:	**20,125,000**
	Total Market Value of Company:	**$251,562,500**
2.	Offering Proceeds of Shares Sold In Offering	$231,437,500
	Less: Estimated Offering Expenses	3,547,735
	Net Conversion Proceeds	$227,889,765
3.	*Estimated Additional Equity and Income from Offering Proceeds*	
	Net Conversion Proceeds	$227,889,765
	Less: Cash Contribution to MHC	0
	Less: Payoff of FHLB Advances	(140,000,000)
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(30,187,500)
	Net Conversion Proceeds Reinvested	$57,702,265
	Estimated After-Tax Reinvestment Rate	3.23%
	Earnings from Reinvestment of Proceeds	$1,866,091
	Plus: Reduction in FHLB Advanve Interest Expense(2)	5,257,560
	Less: Estimated cost of ESOP borrowings(3)	0
	Less: Amortization of ESOP borrowings(3)	(885,500)
	Less: *Stock Programs Vesting* (4)	(1,328,250)
	Less: Option Plan Vesting (5)	(1,781,591)
	Net Earnings Increase	$3,128,311

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2007 (reported)	$6,560,890	$3,128,311	$9,689,201
12 Months ended March 31, 2007 (core)	$7,013,008	$3,128,311	$10,141,319

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2007	$106,274,773	$197,702,265	$6,842,500	$310,819,538
March 31, 2007 (Tangible)	$92,068,919	$197,702,265	$6,842,500	$296,613,684

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
March 31, 2007	$1,021,886,857	$197,702,265	($140,000,000)	$6,842,500	$1,086,431,622

(1) Includes ESOP purchases equal to 8.0% of the offering plus the foundation, and stock program purchases equal to 4.00% of the offering plus the foundation.
(2) Reduction in interest expense is tax effected at 34%.
(3) ESOP *stock amortized* over 15 years, and amortization expense is tax effected at 34%.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 34%.
(5) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

EXHIBIT IV-9

Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2007

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
BFIN	BankFinancial Corp. of IL	8,557	-303	103	0	8,357	23,175	0.36
BHLB	Berkshire Hills Bancorp of MA	11,388	5,056	-1,719	-372	14,353	8,807	1.63
BRKL	Brookline Bancorp, Inc. of MA	20,356	0	0	0	20,356	61,314	0.33
FMSB	First Mutual Bncshrs Inc of WA	10,981	-3,310	1,125	0	8,796	6,688	1.32
FPTB	First PacTrust Bancorp of CA	4,640	0	0	0	4,643	4,416	1.05
RPFG	Rainier Pacific Fin Group of WA(1)	2,960	-281	96	0	2,775	6,570	0.42
RVSB	Riverview Bancorp, Inc. of WA	11,606	-301	102	0	11,407	11,708	0.97
TSBK	Timberland Bancorp, Inc. of WA	8,075	-353	120	0	7,842	3,649	2.15
WFSL	Washington Federal, Inc. of WA	137,483	-11	4	0	137,476	87,327	1.57
WFBC	Willow Financial Bcp Inc of PA	10,040	270	-92	0	10,218	15,626	0.65

(1) Financial information is for the quarter ending December 31, 2006.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1

RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, valuation, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial service companies.

STRATEGIC & CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings improvement, operational matters and organizational issues. Strategy development typically focuses on: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation models provide the basis for evaluating the financial impact of alternative strategies and assessing their feasibility/compatibility with regulations and/or other guidelines.

MERGER & ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on enhancing shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES & DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and related applications. RP® Financial's consulting services are aided by in-house data bases and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience) & Contact Information

Ronald S. Riggins, Managing Director (27)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (22)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Senior Vice President (23)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Senior Vice President (21)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Senior Vice President (20)	(703) 647-6549	joren@rpfinancial.com

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

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